



FSI International

2008 Proxy and
Annual Report



To Our Shareholders

Fiscal 2008 will be marked as a year when economic and semiconductor equipment industry conditions impacted our overall order level and financial performance. Industry demand for surface conditioning equipment, as reported by Semiconductor Equipment and Materials International (SEMI), after peaking in January 2007 with monthly orders of $252 million, declined during calendar 2007 and 2008. September 2008 industry-wide orders for surface conditioning equipment were $137 million, representing a 46 percent decline from the January 2007 industry peak. In response, we implemented several cost reduction and cash preservation initiatives.

Despite the adverse business climate, during fiscal 2008 we made progress on many of the strategic initiatives that we established at the beginning of the year. From a financial perspective, through effective cash management, we generated $1.0 million of cash from operations. From a development perspective, we shipped our first multi-chamber ORION® Single Wafer Wet System to a leading integrated circuit manufacturer for use in 32nm development programs. Finally, from a commercial perspective, several systems for our new high temperature ZETA® ViPR™ technology were shipped to new customers.

Due to the order decline in our primary served markets, we implemented cost reduction actions in September 2008. In addition to cost reductions, our September initiative emphasized the importance of revenue growth, gross margin improvement and cash preservation. Our goals were to lower our breakeven revenue level while positioning FSI to leverage financial performance when quarterly revenues improve. We entered fiscal 2008 with 429 employees and ended first quarter fiscal 2009 with 357 employees, reflecting the impact from our cost reduction actions.

Financial Results

Sales decreased to $78 million in fiscal 2008, as compared to $116 million for the prior year with the most significant percentage decline occurring in our legacy POLARIS® Systems business. Sales of spare parts and services declined modestly from $31 million in fiscal 2007 to $27 million in fiscal 2008. Geographically, sales from U.S. and European customers were the most significant cause of the year-over-year sales decline.

Our fiscal 2008 net loss was $13.6 million, or $0.45 per share, as compared to a net loss of $14.6 million, or $0.48 per share, in the prior year. The fiscal 2008 loss included $4.6 million, or $0.15 per share, of severance, other restructuring costs and increased reserves. The fiscal 2007 loss included $4.1 million, or $0.13 per share, of asset impairment charges associated with our investment in m•FSI LTD, (now Apprecia Technology, Inc.) a Japanese joint venture and $1.8 million, or $0.06 per share, of severance costs.

Orders for the year declined to $70 million, as compared to $93 million in fiscal 2007. The year-over-year decline occurred primarily in the Europe and United States regions and for our products used by customers to process 200mm silicon wafers. Our Asia region orders declined only 7 percent from fiscal 2007 to fiscal 2008, reflecting continued share gains in this important region. International customers accounted for 72 percent of 2008 orders as compared to 70 percent in fiscal 2007. We ended fiscal 2008 with $11 million in backlog and deferred revenue.

Gross margins increased to 42.1 percent of sales in fiscal 2008, as compared to 40.5 percent last year. The fiscal 2008 increase was a result of a higher margin product sales mix, offset by lower manufacturing capacity utilization. Gross margins in both years were impacted by increased reserves and severance costs associated with implementing the cost reduction and cash preservation initiatives.

Our cash, cash equivalents, restricted cash and marketable securities were $23 million at the end of fiscal 2008, reflecting the generation of $1 million of cash from operations during the year. At year end the Company had $41 million in working capital, a current ratio of 3.1 to 1.0 and a book value of $2.19 per share.

Making Measurable Progress During Difficult Economic Times

During the past several years, we have added customers, broadened the applications capabilities of our products, and have expanded our tool of record and process of record positions with the industry's top spenders. During fiscal 2008, we made incremental improvements to our ZETA® ViPR™ process technology. We received initial orders and shipped the ZETA ViPR technology to new customers in Korea, Japan and Europe. These orders were received because we were able to demonstrate our ability to address critical advanced IC manufacturing cost and integration issues during photoresist stripping and salicide formation processes.

The broader acceptance of the ZETA ViPR technology is due to its unique capability for removing photoresist hardened by exposure to high-dose ion bombardment without the surface damage and material loss caused by traditional techniques. For photoresist stripping, the unique chemical reactivity achieved by the ZETA ViPR process allows it to remove the photoresist by wet chemical action alone for all but the most extreme implant conditions. Not only does this eliminate the time and cost associated with ashing, ZETA ViPR also eliminates asher-induced damage and dopant/material losses. For metal stripping following salicide processes, the ZETA ViPR process removes unreacted metal without attacking the salicide. This technology has been successfully qualified with Logic, DRAM, NAND and NOR customers through the 32nm node.

In May 2008, we shipped an ORION® Single Wafer Wet System to a major U.S. semiconductor manufacturer for the development of back-end-of-line cleaning capability for 32nm integrated circuit manufacturing. Leading IC manufacturers are finding low-k materials and the metal film stacks used for 32nm devices are much more sensitive to wet cleaning than previous generations of BEOL processes. FSI's differentiated single wafer technology is demonstrating highly efficient removal of etch and ash by-products without altering the dielectric, changing metal film thickness and avoiding corrosion.

Looking Forward

In 2009, we are focusing our investments, though at a reduced rate, on our strategic product development programs, including funding the ORION® product introduction and broadening the customer base for our ZETA® ViPR™ technology.* We will continue to offer customers our complete portfolio of surface conditioning and resist processing products.* Should it become obvious that weak economic or industry conditions will persist well into 2009 and that our quarterly revenue run rate remains significantly below our breakeven level, we will manage our cost to a lower level.*

In closing, I would like to thank our customers for their confidence, our employees for their dedication, and our shareholders, for your continued support.

Sincerely,

Donald Mitchell
Chairman, President and
Chief Executive Officer



FSI INTERNATIONAL, INC.
3455 Lyman Boulevard
Chaska, Minnesota 55318-3052
952-448-5440

December 8, 2008

Dear Shareholder:

You are cordially invited to attend the 2009 Annual Meeting of Shareholders to be held at the offices of FSI International, Inc. at 3455 Lyman Boulevard, Chaska, Minnesota, commencing at 3:30 p.m., Central Time, on Wednesday, January 21, 2009.

The Secretary's Notice of Annual Meeting of Shareholders and the proxy statement which follow describe the matters on which action will be taken. During the meeting we will also review the activities of the past year and items of general interest about FSI.

Please review the proxy materials carefully and use this opportunity to take part in the affairs of FSI by voting on the items to be considered at this meeting.

All shareholders are cordially invited to attend the meeting in person. However, to assure your representation at the meeting, we urge you to vote either online by following the instructions in the Notice Regarding the Availability of Proxy Materials mailed to you or, if you requested a paper copy of the proxy materials, by completing and returning the enclosed proxy in the accompanying envelope. If you attend the meeting, you may vote in person even if you have previously returned a proxy to us either online or by mail.

Sincerely,

Donald S. Mitchell
Chairman Chief Executive Officer

FSI INTERNATIONAL, INC.

Notice of Annual Meeting of Shareholders
to be held on January 21, 2009

To Our Shareholders:

The 2009 Annual Meeting of Shareholders of FSI International, Inc. will be held at our offices in Chaska, Minnesota on Wednesday, January 21, 2009, at 3:30 p.m., Central Time, for the following purposes:

1. To elect two Class I directors to serve for the ensuing three years until the expiration of their term in 2012, or until their successors are duly elected and qualified.

2. To approve an amendment to the FSI International, Inc. 2008 Omnibus Stock Plan to increase the aggregate number of shares of our common stock reserved for issuance under the plan by 500,000.

3. To approve an amendment to our Employees Stock Purchase Plan to increase the aggregate number of shares of our common stock reserved for issuance under the plan by 1,000,000.

4. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending August 29, 2009.

5. To transact such other business as may properly come before the meeting.

Our board of directors has fixed November 25, 2008 as the record date for the meeting, and only shareholders of record at the close of business on that date are entitled to receive notice of and vote at the meeting.

By Order of the Board of Directors

Benno G. Sand
Executive Vice President
Business Development, Investor Relations
and Secretary

Chaska, Minnesota
December 8, 2008

FSI INTERNATIONAL, INC.

PROXY STATEMENT FOR 2009
ANNUAL MEETING OF SHAREHOLDERS

INFORMATION CONCERNING SOLICITATION AND VOTING

General Information

This proxy statement and the related proxy are being furnished in connection with the solicitation by the board of directors of FSI International, Inc. ("we" or "us" or "Company" or "FSI"), a Minnesota corporation, of proxies for use in connection with the 2009 Annual Meeting of Shareholders to be held on Wednesday, January 21, 2009, and any adjournment of the meeting, for the purposes described below as well as in the Notice Regarding the Availability of Proxy Materials and the Notice of Annual Meeting of Shareholders. The meeting will be held at our offices at 3455 Lyman Boulevard, Chaska, Minnesota beginning at 3:30 p.m. Central Time. A form of photo identification and, if not a record holder, proof of ownership of FSI common stock (such as a recent brokerage statement or letter from your broker), are requested for admission to the 2009 annual meeting.

So far as our board and management are aware, no matters other than those described in this proxy statement will be acted upon at the meeting. If, however, any other matters properly come before the meeting, it is the intention of the persons named in the proxy to vote the same in accordance with their judgment on such matters.

The address of our principal executive office is 3455 Lyman Boulevard, Chaska, Minnesota 55318-3052 and our telephone number is 952.448.5440. The mailing of the Notice Regarding the Availability of Proxy Materials will commence on or about December 10, 2008, and the related proxy materials will be available on line at http://media.corporate-ir.net/media_files/irol/67/67168/2008ProxyAR.pdf as of the same date. Please refer to the Notice Regarding the Availability of Proxy Materials for additional information, including the required control number, regarding online access to the proxy materials.

"Householding" of Documents

We are sending only one copy of the Notice Regarding the Availability of Proxy Materials to eligible shareholders who share a single address unless we received instructions to the contrary from any shareholder at that address. This practice, known as "householding," is designed to reduce our printing and postage costs. If a registered shareholder residing at an address with other registered shareholders wishes to receive a separate Notice Regarding the Availability of Proxy Materials now or in the future, he or she may contact Benno G. Sand, our Secretary, at telephone number 952.448.8936, or by mail to the address in the above paragraph. You can also request delivery of single copies of our documents if you are receiving multiple copies by contacting Mr. Sand by email at: benno.sand@fsi-intl.com

Solicitation of Proxies

We will pay the cost of soliciting proxies. We may reimburse brokerage firms and custodians, nominees and other record holders for forwarding soliciting materials to the beneficial owners of our common stock. In addition to solicitation by the use of the mails and of the Internet, our directors, officers and employees may solicit proxies by telephone, personal contact or special letter without additional compensation to them.

Record Date and Outstanding Voting Securities

Only shareholders of record at the close of business on November 25, 2008 are entitled to vote at the meeting. On the record date, 30,838,813 shares of our common stock, our only authorized and issued voting security, were

outstanding. Each shareholder is entitled to one vote for each share held and is not entitled to cumulate votes for the election of directors.

Proxies voted online or by mail, if a paper copy of the proxy materials has been requested, will, unless otherwise specified, be voted for all nominees listed in Proposal 1 and for proposals 2 through 4 on the proxy and voted in the discretion of the proxy holders as to any other matter that properly come before the meeting. Proxies voted by mail must be properly signed and duly returned to us in order for the designated proxy to vote on all matters to come before the meeting.

You may view this year's proxy materials, including our annual report to shareholders, at http://media.corporate-ir.net/media_files/irol/67/67168/2008ProxyAR.pdf.

If you are a shareholder through a broker or bank, you may vote your shares either electronically or by mail upon requesting paper copies of the proxy materials. If at the close of business on November 25, 2008 your shares were registered directly in your name with our transfer agent, ComputerShare Investor Services, LLC, then you are a shareholder of record.

Requesting Paper Copies and Voting by Mail

Pursuant to the Securities and Exchange Commission rules related to the availability of proxy materials, we have chosen to make our proxy statement and related materials, including our annual report to shareholders, are available online and, as permitted by the rules, we will only provide paper copies of these materials upon request. To request a paper copy of the proxy materials free of charge, including our annual report to shareholders, please follow the instructions contained in the Notice Regarding the Availability of Proxy Materials mailed to you. To vote by mail, you must request paper copies of the proxy materials as instructed above, mark your selections on the proxy card mailed to you, date and sign your name exactly as it appears on your proxy card, and mail the proxy card in the accompanying postage-paid envelope.

Electronic Voting

If you are a shareholder of record you may vote online by following the instructions in the Notice Regarding the Availability of Proxy Materials previously mailed to you. Electronic voting is available 24 hours a day until 11:59 p.m., Eastern Time, on January 20, 2009.

Electronic Enrollment

If you are a shareholder through a broker or bank, you can enroll to receive notice of future meetings via email at www.proxyvote.com.

Voting Requirement

A shareholder voting through a proxy who abstains with respect to any matter is considered to be present and entitled to vote on that matter at the meeting, and is in effect a negative vote, but a shareholder (including a broker) who does not give authority to a proxy to vote, or withholds authority to vote, on any matter shall not be considered present and entitled to vote on that matter.

Votes cast by proxy or in person at the annual meeting will be tabulated by the inspector of elections. The inspector will also determine whether or not a quorum is present. In general, under Minnesota law, a quorum consists of a majority of the shares entitled to vote which are present or represented by proxy at the meeting. A nominee for director will be elected to the board if the nominee receives a plurality vote of the shares present or represented and entitled to vote at the meeting.

All other matters submitted for shareholder approval at this Annual Meeting will be decided by the affirmative vote of the greater of (1) a majority of shares present in person or represented by proxy and entitled to vote on each matter, or (2) a majority of the minimum number of shares entitled to vote that would constitute a quorum for the transaction of business at the meeting. Abstentions with respect to any such matter are treated as shares present or represented and entitled to vote on that matter and have the same effect as negative votes. If shares are not voted by

the person or institution that is the record holder of the shares, or if shares are not voted in other circumstances in which proxy authority is effective or has been withheld with respect to any matter, these non-voted shares are deemed not to be present or represented for purposes of determining whether shareholder approval of that matter has been obtained.

If you are not planning to attend the Annual Meeting and vote your shares in person, your shares of common stock cannot be voted until you vote online by following the instructions in the Notice Regarding the Availability of Proxy Materials or a signed proxy is returned to the Company.

Revocability of Proxies

A shareholder executing a proxy retains the right to revoke it at any time before it is exercised by providing notice in writing to any of our officers of termination of the proxy's authority or by submitting a subsequent proxy by Internet or mail, if we have mailed a written proxy to you (provided that such new proxy is received in a timely manner). A shareholder's most current proxy card or Internet proxy will be the one that is voted.

(This space has been left blank intentionally.)

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table lists, as of November 21, 2008 (unless otherwise indicated below), certain information regarding the beneficial ownership of our common stock by (i) each person or entity known by us to own beneficially more than five percent of our outstanding common stock, (ii) each director, (iii) each nominee for director, (iv) each executive officer named in the Summary Compensation Table in this proxy statement (the "Named Executives"), and (v) all of the directors, director-nominees and Named Executives as a group. Except as otherwise noted below, each listed beneficial owner has sole voting and investment power with respect to such shares.

Name of Person or Identity of Group	Number of Shares Beneficially Owned**	Percent of Shares Beneficially Owned**
AWM Investment Co., Inc. Suite 2600, 527 Madison Avenue New York, NY 10022-4358	3,574,546(1)	11.6%
State of Wisconsin Investment Board 121 East Wilson Street Madison, WI 53707-3474	3,504,783(2)	11.4%
Dimensional Fund Advisors LP 1299 Ocean Avenue Santa Monica, CA 90401-1005	2,344,066(3)	7.6%
James A. Bernards	80,000(4)	*
John C. Ely	293,905(4),(5)	*
Terrence W. Glarner	75,656(4)	*
Patricia M. Hollister	224,875(4)	*
Willem D. Maris	105,000(4)	*
Donald S. Mitchell	950,496(4),(6)	3.0%
Benno G. Sand	338,603(4),(7)	1.1%
David V. Smith	42,500(4)	*
All directors, director-nominees and Named Executives as a group (8 persons)	2,111,035(4)	6.5%

* Less than one percent.

** Beneficial ownership is determined in accordance with the rules of the SEC that generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those securities and includes shares of common stock issuable pursuant to the exercise of stock options that are immediately exercisable or exercisable within 60 days. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Percentage ownership calculations are based on 30,838,813 shares of common stock outstanding as of November 21, 2008.

(1) Based on Form 4 filed with the SEC on October 16, 2008.

(2) Based on Amendment No. 11 to Schedule 13G filed with the SEC on February 8, 2008.

(3) Based on Amendment No. 6 to Schedule 13G filed with the SEC on February 6, 2008.

(4) Includes the following shares that may be purchased pursuant to stock options that are exercisable within 60 days of November 21, 2008: Mr. Bernards, 62,500; Mr. Ely, 273,349; Mr. Glarner, 70,000; Ms. Hollister, 217,683; Mr. Maris, 80,000; Mr. Mitchell, 883,881; Mr. Sand, 270,732; and Mr. Smith, 42,500; and all directors, director-nominees and Named Executives as a group, 1,900,645.

(5) Includes 5,555 shares in which Mr. Ely shares voting and investment power with his spouse.

(6) Includes 5,500 shares in which Mr. Mitchell shares voting and investment power with his spouse.

(7) Includes 18,615 shares in which Mr. Sand shares voting and investment power with his spouse.

The Nominees and Directors

Our Articles of Incorporation, as amended, provide that the board be divided into three classes of directors of as nearly equal size as possible. The members of each class are elected to serve a three-year term, and the terms are staggered. James A. Bernards and Donald S. Mitchell are Class I directors with terms expiring at the 2009 Annual Meeting of Shareholders. Willem D. Maris is a Class II director with a term expiring at the 2010 Annual Meeting of Shareholders. Terrence W. Glarner and David V. Smith are Class III directors with terms expiring at the 2011 Annual Meeting of Shareholders. The board will continue to have a vacancy after the 2009 Annual Meeting of Shareholders and will continue its search for a qualified director candidate to fill such vacancy.

The board, including all of the independent directors, acting upon the recommendation of the Corporate Governance and Nomination Committee, has nominated Messrs. Bernards and Mitchell for re-election as Class I directors. Messrs. Bernards and Mitchell have indicated a willingness to serve as directors if elected. In case Messrs. Bernards or Mitchell are not candidates for any reason, the proxies named in the enclosed form of proxy may vote for substitute nominees in their discretion, unless an instruction to the contrary is indicated on the proxy. We have no reason to believe that Messrs. Bernards or Mitchell will be unable to serve as directors if elected.

The proxy will be voted in favor of the election of the nominees, unless the shareholder giving the proxy indicates to the contrary on the proxy.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
A VOTE FOR THE DIRECTOR-NOMINEES

Certain information concerning the nominee and other directors follows:

Nominees for Election at the 2009 Shareholders' Meeting as Class I Directors

James A. Bernards, age 62, has served as a director of FSI since July 1981. Since June 1993, Mr. Bernards has been President of Facilitation, Inc., which provides business and financial consulting services. Mr. Bernards was President of the accounting firm of Stirtz, Bernards & Company from May 1981 to June 1993. Since 1986, Mr. Bernards has been President of Brightstone Capital, Ltd., a venture capital fund manager. He is also a director of several privately-held companies.

Donald S. Mitchell, age 53, was named President and Chief Executive Officer of FSI in December 1999, appointed a director in March 2000 and became Chairman of the board on January 23, 2002. From its formation in 1998 until December 1999, he was President of Air Products Electronic Chemicals, Inc., a division of Pennsylvania-based Air Products and Chemicals, Inc. From 1991 to 1998, he served as President of Schumacher, Inc., a leading global chemical equipment and services supplier to the semiconductor industry. Mr. Mitchell served as the 1999-2000 Chairman of the Board of Directors of Semiconductor Equipment and Materials International ("SEMI"), a leading global industry trade association. Mr. Mitchell is also a director of Advanced Material Sciences, Inc., a privately-held manufacturer of thin substrate materials for the semiconductor industry.

Class II Director Whose Term Continues Until the 2010 Shareholders' Meeting

Willem D. Maris, age 68, has served as a director of FSI since January 2001. He is the prior Chairman of the Board of Management, President and Chief Executive Officer of ASM Lithography ("ASML"), a Netherlands company. Mr. Maris retired from ASML in December 1999 after serving as Chairman of the Board of Management, President and Chief Executive Officer since 1990. He is currently a member of the board of directors of Photronics, Inc. and is the Chairman of the Supervisory Board of BE Semiconductor Industries N.V.

Class III Directors Whose Terms Continue Until the 2011 Shareholders' Meeting

Terrence W. Glarner, age 65, has served as a director of FSI since October 1988. Since February 1993, Mr. Glarner has been President of West Concord Ventures, Inc., a venture capital company. From 1982 to February 1993, Mr. Glarner was President of North Star Ventures, Inc. and North Star Ventures II, Inc., two venture capital funds. Mr. Glarner is also a director of Aetrium, Inc. and NVE Corporation.

David V. Smith, age 64, has served as a director of FSI since December 2005. Mr. Smith retired as the President of TECH Semiconductor Singapore Pte. Ltd. ("TECH Semiconductor") in June 2002. TECH Semiconductor is a joint venture DRAM memory chip manufacturing company formed by Texas Instruments, the Economic Development Board of Singapore, Canon and Hewlett-Packard. Prior to joining TECH Semiconductor, Mr. Smith served in a variety of positions with Texas Instruments, including the Managing Director of Texas Instruments Singapore and the Deputy Worldwide Memory Operations Manager of Texas Instruments Malaysia, Bipolar Operations Manager of Texas Instruments Malaysia and Discrete Operations Manager. Mr. Smith was Texas Instruments' Korea's Manager from 1978 to 1980. From January 2006 to March 2008, Mr. Smith was President, Chief Executive Officer and Director of GlobiTech Holding Company, a privately-held epitaxial services company based in Sherman, Texas. Mr. Smith also serves on the board of directors of several other privately-held companies.

None of the directors or the nominees are related to one another or to any of our executive officers. The board has determined that each of Messrs. Bernards, Glarner, Maris and Smith is independent as that term is defined under the National Association of Securities Dealers' listing standards.

Information Concerning the Board of Directors

The board met eight times and adopted resolutions by written action two times in fiscal 2008. The board has an Audit and Finance Committee, a Compensation Committee, and a Corporate Governance and Nomination Committee.

The Audit and Finance Committee, consisting of Messrs. Bernards, Glarner and Maris, met six times and adopted three resolutions by written action in fiscal 2008. The purpose of the Audit and Finance Committee is to oversee our accounting and financial reporting processes and the audits of our financial statements. The primary duties and responsibilities of the Audit and Finance Committee include selecting and evaluating our independent auditors and monitoring their independence; reviewing our financial reporting and disclosure matters; and overseeing certain compliance and regulatory matters.

Our board of directors has determined that at least one member of our Audit and Finance Committee, James A. Bernards, is an "audit committee financial expert," as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002 and the rules promulgated by the Securities and Exchange Commission in furtherance of Section 407. Each member of the Audit and Finance Committee is independent as that term is defined under the National Association of Securities Dealers' listing standards, Section 301 of the Sarbanes-Oxley Act of 2002 and the rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002. The Audit and Finance Committee operates under a written charter adopted by the board of directors. A copy of the Audit and Finance Committee Charter, as amended to date, can be found on our website at _www.fsi-intl.com_.

The Compensation Committee, consisting of Messrs. Bernards and Glarner, met four times and adopted resolutions by written action five times in fiscal 2008. Each member of the Compensation Committee is independent as that term is defined under the National Association of Securities Dealers' listing standards. The Compensation Committee's functions include: reviewing and reporting to the board on the programs for developing senior management personnel; approving and reporting to the board the executive compensation plans and the compensation (including incentive awards) of certain executives; and reviewing and approving our incentive plans. The Compensation Committee also grants or makes recommendations to the board concerning employee stock options and oversees our 1997 Omnibus Stock Plan, 2008 Omnibus Stock Plan and Employees Stock Purchase Plan. The Compensation Committee operates under a written charter adopted by the board of directors, a copy of which can be found on our website at _www.fsi-intl.com_.

The Corporate Governance and Nomination Committee, consisting of Messrs. Maris and Smith, met two times and did not adopt any resolutions by written action in fiscal 2008. Each member of the Corporate Governance and Nomination Committee is independent as that term is defined under the National Association of Securities Dealers' listing standards. Its functions include: evaluating and recommending qualified individuals to the board; reviewing the qualifications of individuals for election or re-election as members of the board; and reviewing the charters and membership of the board's committees and board membership guidelines. It also oversees matters of corporate governance, including evaluation of our board and board committee performance and evaluation of our corporate governance guidelines. The Corporate Governance and Nomination Committee will consider persons whom shareholders recommend as candidates for election as Company directors provided shareholders follow the procedures as set forth below in the "Director Nomination Process and Selection Criteria" section of this proxy statement. The Corporate Governance and Nomination Committee operates under a written charter adopted by the board of directors, a copy of which can be found on our website at _www.fsi-intl.com_.

Each committee reviews its charter annually in light of new corporate governance developments and may make additional recommendations to the Corporate Governance and Nomination Committee (if applicable) and the board for further revisions to reflect evolving best practices. During fiscal 2008, each of the directors attended all meetings of the board with the exceptions of Mr. Maris who missed two meetings and Messrs. Bernards and Glarner who each missed one meeting. During fiscal 2008, each of the directors attended all committee meetings on which he served with the exception of Mr. Bernards who missed one committee meeting.

Director Compensation and Benefits

Before or at the beginning of each calendar year, our Compensation Committee reviews the total compensation paid to non-management directors. The purpose of the review is to ensure that the level of compensation is appropriate to attract and retain a diverse group of directors with the breadth of experience necessary to perform the board's duties, and to fairly compensate directors for their services. The Compensation Committee considers the time and effort required for service on the board and on a board committee, and reviews available board compensation survey information for comparably-sized public companies. For fiscal 2008, the components of compensation for our non-management directors were as follows:

Quarterly Retainer	$3,000 per quarter
Fee for attending Board Meetings	$1,000 per meeting
Fee for attending Committee Meetings	$500 per meeting(1)
Stock Option Grants	New directors receive an initial grant of 20,000 stock options which become fully exercisable six months after the date of grant. Directors receive an annual grant of 7,500 stock options which become exercisable on January 1 after the date of grant.
Reimbursement of expenses	FSI reimburses directors for travel and other reasonable out-of-pocket expenses incurred as a director or member of a committee of the board.

(1) If not held in connection with a board meeting.

The following table summarizes the compensation earned by our non-management directors during fiscal 2007.

Director Compensation For Fiscal 2008

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)	Total ($)
James A. Bernards	$20,050	$13,061	$33,111
Terrence W. Glarner	$20,550	$13,061	$33,611
Willem D. Maris	$18,550	$13,061	$31,611
David V. Smith	$17,100	$13,061	$30,161

(1) The amounts in this column reflect the expense (without any reduction for forfeiture assumptions related to service-based vesting conditions) recognized for financial statement purposes in fiscal 2008 in accordance with Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share Based Payment* ("SFAS 123R"), in connection with all outstanding stock option awards (including those granted before fiscal 2008) made to the respective directors under our 1997 Omnibus Stock Plan and the 2008 Omnibus Stock Plan. The assumptions used in calculating these amounts, and the grant date fair value shown in footnote 2 to this table of awards made in fiscal 2008, are set forth in Note 12, "Stock Options" to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended August 30, 2008.

(2) On January 16, 2008, FSI granted a stock option covering 7,500 shares to each of Messrs. Bernards, Glarner, Maris and Smith, at an exercise price of $1.74 per share, which was the closing sale price on January 16, 2008. The grant date fair value of each of these option awards was $7,528. As of August 30, 2008, the aggregate number of exercisable and non-exercisable option shares held by each non-employee director was as follows:

Name	Number of Shares Underlying Exercisable Options at 8/30/08	Number of Shares Underlying Unexercisable Options at 8/30/08
James A. Bernards	55,000	7,500
Terrence W. Glarner	62,500	7,500
Willem D. Maris	72,500	7,500
David V. Smith	35,000	7,500

Director Nomination Process and Selection Criteria

The Corporate Governance and Nomination Committee (the "Governance Committee") will consider properly submitted shareholder nominations for candidates for membership on our board of directors as described below. In evaluating such nominations, the Governance Committee seeks to achieve a balance of knowledge, experience and capability.

The Governance Committee will select nominees for directors pursuant to the following process:

• the identification of director candidates by the Governance Committee based upon suggestions from current directors and senior management and recommendations by shareholders;

• a review of the candidates' qualifications by the Governance Committee to determine which candidates best meet the board's required and desired criteria, as further described below;

• interviews of interested candidates, among those who best meet the desired criteria, by the chairman of the Governance Committee or the entire Governance Committee;

• a report to the board by the Governance Committee on the selection process; and

• formal nomination by the Governance Committee for inclusion in the slate of directors for the annual meeting of shareholders or appointment by the board to fill a vacancy during the intervals between shareholder meetings.

The Governance Committee will reassess the qualifications of a director, including the director's past contributions to the board and the director's attendance and contributions at board and committee meetings, prior to recommending a director for re-election to another term.

The Governance Committee will consider candidates recommended by shareholders in the same manner as candidates recommended by the Governance Committee, provided shareholders follow the procedures set forth below in submitting recommendations. Shareholders who wish to recommend candidates for consideration by the Governance Committee must do so by submitting a written recommendation to:

Corporate Secretary
FSI International, Inc.
3455 Lyman Boulevard
Chaska, Minnesota 55318-3052 USA

Recommendations must be sent by certified or registered mail and received by our Corporate Secretary by September 1 of each year, for consideration at the next Annual Meeting of Shareholders. Recommendations must include the following:

- shareholder's name, number of shares owned, length of period held, and proof of ownership.

- name, address, phone number and age of the candidate.

- a resume describing, among other things, the candidate's educational background, occupation, employment history, and material outside commitments (e.g., memberships on other boards and committees, charitable foundations, etc.).

- a supporting statement which describes the candidate's reasons for seeking election to the board and documents his or her ability to satisfy the director qualifications.

- the candidate's consent to a background investigation.

- the candidate's written consent to stand for election if nominated by the board and to serve if elected by the shareholders.

- any other information that will assist the Governance Committee in evaluating the candidate.

The Corporate Secretary will promptly forward these materials to the Governance Committee Chairman and the Chairman of the board. The Corporate Secretary will also maintain copies of these materials for two years after receipt for future reference by the Governance Committee when filling board positions.

The Governance Committee may contact recommended candidates to request additional information necessary for its evaluation or for disclosure under applicable rules of the Securities and Exchange Commission.

Alternatively, shareholders may directly nominate a person for election to our board by complying with the procedures set forth in our by-laws, any applicable rules and regulations of the Securities and Exchange Commission and any applicable laws.

Candidates for director nominees are reviewed in the context of the current composition of the board, our operating requirements and the long-term interests of our shareholders.

The Governance Committee will consider, at a minimum, the following factors in recommending to our board potential new board members, or the continued service of existing members in addition to other factors it deems appropriate based on the current needs and desires of the board:

- demonstrated character and integrity; an inquiring mind; experience at a strategy/policy setting level; sufficient time to devote to the affairs of the company; high-level managerial experience;

- whether the member/potential member is subject to a disqualifying factor, such as relationships with competitors, customers, suppliers, contractors, counselors or consultants, or recent previous employment with the Company;

- the member or potential member's independence;

- whether an existing member has reached retirement age or a term limit;

9

- whether the member/potential member assists in achieving a mix of board members that represents a diversity of background and experience, including the consideration of age, gender, international background, race and specialized industry experience;

- whether the member/potential member, by virtue of particular experience, technical expertise, or specialized skills, will add specific value as a board member; and

- any factors related to the ability and willingness of a new member to serve, or an existing member to continue his/her service.

In addition to the above factors, our board has also adopted certain board guidelines which provide that (1) when a director of the Company turns 72, such director will automatically retire from the board at our annual meeting of shareholders following the date such director turns 72; and (2) the Governance Committee may not recommend any person to serve as a director of the Company after such person has passed his or her 70th birthday.

Executive Sessions of Outside Directors

Our board has regularly scheduled, and used, time near the end of board meetings to meet without any Company management present.

Communications with Directors

You can contact our full board, our independent directors as a group or any of the directors by writing to our Corporate Secretary at 3455 Lyman Boulevard, Chaska, Minnesota 55318-3052 USA. All communications will be compiled by the Corporate Secretary and submitted to the addressees on a periodic basis.

Other Information

Three directors, Messrs. Bernards, Glarner and Mitchell, attended our annual shareholders meeting in January 2008. Additional information concerning the board, including committee charters and our Code of Business Conduct and Ethics applicable to our directors, employees and representatives, is available at www.fsi-intl.com.

INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

As of November 21, 2008, we owned approximately 20 percent of the outstanding capital stock of Apprecia Technology, Inc. (formerly m•FSI LTD) ("Apprecia Technology"), which distributes certain of our products in Japan. Mr. Benno G. Sand, Executive Vice President, Business Development and Investor Relations and Secretary, is a director of m•FSI LTD.

During the 2008 fiscal year, we sold approximately $2,785,000 of our products to Apprecia Technology. Sales to Apprecia Technology are made by us on commercially reasonable terms.

The board has adopted a policy regarding transactions, other than sales in the normal course of business, between us and our affiliates, requiring that all such transactions be approved by a majority of the board and a majority of the disinterested non-employee directors and that all such transactions be for a bona fide business purpose and be entered into on terms at least as favorable to us as could be obtained from unaffiliated independent third parties.

Various policies and procedures of our Company, including our Code of Business Conduct and Ethics, our bylaws, the Company's Corporate Governance Guidelines and annual questionnaires completed by all of our directors and executive officers, require disclosure of and otherwise identify to the Company transactions or relationships that may constitute conflicts of interest or otherwise require disclosure under applicable Securities and Exchange Act rules as "related person transactions" between the Company and its subsidiaries or related persons. For these purposes, a related person is a director, executive officer, nominee for director, or 5% shareholder of the Company since the beginning of the last fiscal year and their immediate family members.

Although the Company's processes vary with the particular transaction or relationship, in accordance with our Code of Business Conduct and Ethics, directors, executive officers and other Company employees are directed to inform appropriate supervisory personnel as to the existence or potential existence of such a transaction or relationship. To the extent a related person is involved in the relationship or has a material interest in the transaction, the Company's Corporate Governance Guidelines provide that the Audit and Finance Committee is responsible for reviewing the transaction. The transaction or relationship will be evaluated by the Audit and Finance Committee, which will approve or ratify it if it is determined that the transaction or relationship is fair and in the best interests of the Company.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Section 16(a) of the Securities and Exchange Act of 1934 requires our directors, certain officers and persons who own more than 10 percent of a registered class of our equity securities, to file reports of ownership on Form 3 and changes in ownership on Forms 4 or 5 with the Securities and Exchange Commission. These directors, officers and 10 percent shareholders are also required by the Securities and Exchange Commission's rules to furnish us with copies of all Section 16(a) reports they file.

Specific due dates for such reports have been established by the Securities and Exchange Commission and we are required to disclose in this proxy statement any failure to file reports by such dates during fiscal 2008. Based solely on our review of the copies of such reports received by us and written representations from certain reporting persons, we believe that during the fiscal year ended August 30, 2008, all Section 16(a) filing requirements applicable to our officers and directors and any 10 percent shareholders were complied with.

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REPORT OF THE AUDIT AND FINANCE COMMITTEE OF THE BOARD OF DIRECTORS

Membership and Role of the Audit and Finance Committee

The Audit and Finance Committee of the board is composed entirely of directors who are independent of management and free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of independent judgment as a committee member. The current members of the Audit and Finance Committee are Messrs. Bernards, Glarner and Maris. The purpose of the Audit and Finance Committee is to oversee our accounting and financial reporting processes and the audits of our financial statements. The primary duties and responsibilities of the Audit and Finance Committee include selecting and evaluating our independent auditors and monitoring their independence; reviewing our financial reporting and disclosure matters; and overseeing certain compliance and regulatory matters.

The Audit and Finance Committee operates under a written charter adopted by the board of directors, a copy of which can be found on our website at *www.fsi-intl.com*. The Audit and Finance Committee charter includes additional duties and responsibilities of the Audit and Finance Committee as required by the Sarbanes-Oxley Act of 2002, the rules promulgated by the Securities and Exchange Commission and the Nasdaq corporate governance rules.

Review of Our Audited Consolidated Financial Statements for the Fiscal Year Ended August 30, 2008

The Audit and Finance Committee has reviewed and discussed our audited consolidated financial statements for the fiscal year ended August 30, 2008 with management and with representatives of KPMG LLP, our independent registered public accountants. The Audit and Finance Committee has also discussed with KPMG LLP the matters required to be discussed by Statement on Auditing Standards No. 114 (The Auditors Communication With Those Charged With Governance).

The Audit and Finance Committee has received from its independent registered public accountants the written disclosures and the letter from KPMG LLP regarding KPMG LLP's independence as required by Independence Standards Board Standard No. 1 (Independence Discussion with Audit Committees), and discussed the independence of KPMG LLP with representatives of our independent registered public accountants.

Based on the Audit and Finance Committee's review and discussions noted above, the Audit and Finance Committee recommended that our audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended August 30, 2008 for filing with the Securities and Exchange Commission.

James A. Bernards   **Terrence W. Glarner**   **Willem D. Maris**

Members of the Audit and Finance Committee

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Independent Registered Public Accountants Fees

The following table shows the aggregate fees billed to us by KPMG LLP for services rendered during the fiscal years ended August 30, 2008 and August 25, 2007.

Description of Fees	Fiscal 2008 Amount	Fiscal 2007 Amount
Audit Fees	$325,800(1)	$433,900(2)
Audit-Related Fees	0	0
Tax Fees (3)	16,000	15,500
All Other Fees	0	0
Total	$341,800	$449,400

(1) Includes fees for the audit of the August 30, 2008 consolidated financial statements, reviews of the related quarterly financial statements and statutory audits.

(2) Includes fees for the audit of the August 25, 2007 financial statements and internal controls, reviews of the related quarterly financial statements, statutory audits and fees related to the preparation of the financial statements of m•FSI LTD, the company's former Japanese affiliate, in accordance with United States Generally Accepted Accounting Principles ("GAAP").

(3) Includes fees for domestic and international tax returns, value added tax and customs and duty reporting.

The Audit and Finance Committee approved all of the services described above.

Auditor Independence

The Audit and Finance Committee has considered whether, and has determined that, the provision of non-audit services described under "Audit-Related Fees," "Tax Fees" and "All Other Fees" was compatible while maintaining the independence of KPMG LLP as our principal accountants.

Audit Committee Pre-Approval Policies

In order to ensure that our independent registered public accountants are engaged only to provide audit and non-audit services that are compatible with maintaining their independence, the Audit and Finance Committee requires that all audit and permissible non-audit services provided by our independent registered public accountants be pre-approved by the Audit and Finance Committee or a designated member of the Audit and Finance Committee. These services may include audit services, audit-related services, tax services, Sarbanes-Oxley Section 404 review and other services. Any pre-approval is detailed as to the particular service or category of services. The Audit and Finance Committee reviews each non-audit service to be provided and assesses the impact of the service on the auditor's independence.

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COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy and Objectives

The Compensation Committee of the board is composed entirely of directors who are independent of management and free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of independent judgment as a committee member. The current members of the Compensation Committee are Messrs. Bernards and Glarner. The Compensation Committee operates under a written charter adopted by the board of directors, a copy of which can be found on our website at www.fsi-intl.com. The Compensation Committee's basic responsibility is to assure that the senior executives of the Company and its wholly-owned subsidiaries are compensated effectively in a manner consistent with the stated compensation objectives of the Company, internal equity considerations, competitive practice, and the requirements of the appropriate regulatory bodies. The Committee shall also communicate to shareholders the Company's compensation policies as required by the Securities and Exchange Commission. Specific responsibilities are listed in the Compensation Committee charter.

The primary objectives of the compensation program for our senior executives consist of the following:

- Provide overall compensation levels that are sufficiently competitive to attract, motivate and retain executive officers and key personnel.

- Align the interests of our executive officers and key personnel with those of our shareholders.

- Provide a direct financial incentive to executives to meet or exceed our annual corporate financial and operating goals.

- Make a substantial portion of total compensation contingent on, and variable with, achievement of objective corporate performance goals, with that portion increasing as an executive's responsibilities increase.

Our executive compensation program strives to be competitive with the compensation provided by comparably-sized companies in the high technology and semiconductor equipment industry. In that respect, we compare ourselves to a self-selected peer group of companies. The self-selected peer group is subject to occasional change as members of the peer group alter their focus, merge or are acquired, or as new peers or competitors emerge. For fiscal 2008, the peer group was comprised of the following companies: Semitool, Inc.; Nanometrics, Inc.; Ultratech, Inc.; Rudolph Technologies, Inc.; and Zygo Corporation. We also utilize compensation survey data pertaining to comparably-sized technology companies that has been developed and published by AON Corporation's Radford Surveys and Consulting Group in our market reviews to add a perspective of the broader technology labor market. The Compensation Committee uses a comparison with a specific compensation peer group and Radford survey data because we believe there are public companies of comparable size devoted substantially to all of the same markets in which we compete. Total compensation for executive officers, including the Chief Executive Officer, is generally targeted at the competitive median of comparable positions in the selected peer group and Radford survey data.

The Compensation Committee annually conducts a review of its executive compensation program. The purpose of the review is to ensure that our executive compensation program meets the objectives listed above. In its review, the Compensation Committee considers individual and Company performance data submitted by management and benchmark data described above. The Compensation Committee has full and sole authority to retain and terminate compensation consultants to assist in the evaluation of compensation for the Chief Executive Officer, executive staff, and non-employee directors. The Compensation Committee has not, however, chosen to retain compensation consultants because it does not believe it is a necessary use of Company resources, and because members of our Compensation Committee, by virtue of experience in compensation management and service on other boards, have reasonable knowledge of compensation practices.

Elements of Executive Compensation

Executive compensation at FSI has three primary components: base salary, annual cash incentives and stock options. Our executive officers also participate in benefit programs on a basis consistent with other salaried employees, receive certain personal benefits described below, and will receive additional or accelerated payments

and benefits if a change in control of the Company occurs or if their employment is terminated under certain circumstances, generally in connection with a change in control. The Compensation Committee uses its discretion to set executive compensation at levels which, in its judgment, are warranted by external, internal and individual factors. These factors include compensation benchmark data and practices, industry conditions, Company financial and operating performance and individual performance against specified performance goals. In particular, the compensation program is designed to set total compensation potential (salary, annual bonus and stock options) at a level similar to the median level of total compensation paid to similarly positioned executives within our compensation peer group. We have no pre-established policy or target for the allocation between salary and performance-based compensation, and generally allocate target compensation among the various elements based on competitive practice. In 2008, the allocation was approximately 50 percent fixed compensation (base salary) and 50 percent variable compensation (cash incentive and stock option).

Base Salary

The base salary of each of the named executive officers, including the Chief Executive Officer, is targeted to be at or near the competitive median within the peer group. In determining an individual's base salary, the Compensation Committee considers the compensation levels of similar positions within the peer group, the responsibilities and performance of the individual named executive officer, our recent financial performance and industry conditions.

Generally, salary decisions are made by the Compensation Committee at the beginning of each calendar year based upon an evaluation of the Chief Executive Officer by the Compensation Committee, and evaluations and recommendations of the other executive officers made by the Chief Executive Officer. A performance assessment for each executive officer reporting to the Chief Executive Officer is submitted by the Chief Executive Officer to the Compensation Committee. The appraisal typically assesses such individual's performance in the following areas: accountabilities of the position, individual goals and objectives recommended by the Chief Executive Officer and approved by the Compensation Committee, special projects and assignments, management skills, leadership competencies and the achievement of learning and development goals. Generally, a salary recommendation is made by the Chief Executive Officer based upon the individual's overall performance assessment and where the individual's salary falls within the range of salaries reported for similar positions in the peer group and the Radford survey data.

In evaluating and setting the Chief Executive Officer's base salary and target annual cash incentive as described below, the Compensation Committee reviews our business and financial performance and total compensation data from the comparable peer group. That review is based upon a number of factors including sales, earnings, market share, cash flow and total shareholder return. The Compensation Committee does not assign relative weights or rankings to these factors, but instead makes a subjective determination based upon a consideration of all of these factors as well as the progress made with respect to our long-term goals and strategies.

In recent years, industry conditions and the Company's financial performance have had a significant impact on the Compensation Committee's decisions regarding salary levels for executive officers, including the timing of salary actions and whether to implement salary increases or decreases. Weakening industry conditions resulted in a ten percent reduction in base salaries for executive officers in March 2001 and an additional five percent reduction in January 2002. Although base salaries for executive officers were restored to fiscal 2000 levels in January 2004, weakening industry conditions again resulted in a ten percent salary reduction for employees, including executive officers, beginning July 29, 2007. This reduction was reversed near the end of October 2007 in light of its impact on employee retention and cost reductions realized from other personnel actions.

Annual Cash Incentives

Executive officers are each eligible to receive an annual cash incentive payment at the end of the fiscal year based upon our financial performance during the fiscal year. For fiscal 2008, the financial goals to be achieved were expressed in terms of operating income. The purpose of this annual cash incentive program is to provide a direct financial incentive to executives to meet or exceed our annual corporate operating income goals.

The target cash incentive opportunity for each executive officer is expressed as a specified percentage of base salary, with that percentage determined primarily upon the individual's job level within the organization and survey data from our selected peer group and the Radford survey data for comparable positions. This percentage is determined at the beginning of the fiscal year by the Compensation Committee, based on its assessment with regard to the Chief Executive Officer and upon recommendations made by the Chief Executive Officer with respect to other executive officers. For fiscal 2008, the target cash incentive percentages were 100% of base salary for the Chief Executive Officer, and 80% of base salary for the other Named Executive Officers.

The Company did not achieve our target operating income goal of $8.9 million for fiscal 2008. Therefore, no cash incentives under the plan were paid to Named Executive Officers.

The Compensation Committee also has the authority to grant discretionary bonuses to executive officers and other employees to recognize extraordinary efforts or outstanding contributions relating to our important projects. It has done so infrequently. No such bonuses were paid to Named Executive Officers in fiscal 2008.

Stock Options

Stock options are the principal vehicle used by us for the payment of long-term compensation. We award stock options to align the interests of our executive officers and key personnel with those of our shareholders and to increase our long-term value. Through deferred vesting, this component of our compensation creates an incentive for individuals to remain with us. The objectives of stock option grants are to assist in the recruitment, motivation and retention of executive officers and key personnel as well as to reward eligible employees for outstanding performance and to provide a stock-based incentive to improve our financial performance.

Generally, stock options are granted to eligible employees from time to time based primarily upon survey data from our selected peer group and the Radford survey data for comparable positions, an assessment of the individual's actual and/or potential contributions and our financial performance. To date, all stock options have been granted at fair market value. Generally, such options vest over a period of several years. Accordingly, a Named Executive Officer receiving an option generally is rewarded only if the market price of our common stock appreciates. Stock options are authorized by the Compensation Committee. Since long-term options generally vest over time, we periodically grant new options to provide continuing incentives for future performance. The size of previous grants and the number of options held are considered by the Compensation Committee, but are not entirely determinative of future grants. Generally, the Compensation Committee considers granting stock options to Named Executive Officers in December and June each year. Once the 2008 Omnibus Stock Plan was approved by shareholders in January 2008, stock options were awarded to Named Executive Officers in February and June 2008.

Other

In addition to Company-paid premiums on term life and long-term disability policies for executive officers, the Company also pays the cost for Mr. Mitchell to travel to our headquarters in Minneapolis from his office in San.Diego, and for his lodging expenses while in Minneapolis. These arrangements were agreed to by the Company and Mr. Mitchell in 1999 in connection with his original hiring by the Company.

Severance and Change in Control Arrangements

We have agreed to pay Messrs. Ely, Mitchell, Sand and Ms. Hollister severance equal to one year's base salary if they are terminated by us without cause. We have also agreed with each executive officer to provide specified severance benefits if the executive's employment is terminated by us within two years of a change in control other than for cause, or by the executive during the same period for reasons that would constitute constructive involuntary termination (see pages 21-23 under the caption "Employment and Management Agreements"). Our stock option award agreements also provide for accelerated vesting and exercisability of the awards if an executive officer's employment is terminated due to death or disability or if a change in control occurs.

We have entered into these arrangements in part to better enable us to attract and retain capable executives to work at a relatively small company operating in an intensely competitive industry, particularly where a significant part of their long-term compensation potential is dependent on future stock price appreciation and the compensation

risk may be perceived as higher than at other employment alternatives available to these individuals. The change in control arrangements also mitigate a potential disincentive for executives when they are evaluating a potential acquisition of the Company, particularly when the future services of the executive may not be required by the acquiring company, and at the same time provide a strong retention device during change in control discussions. In addition, the "single trigger" acceleration of options upon a change in control provides employees the same opportunity as shareholders who are free to sell their stock in the Company at the time of the change in control event.

Actions Affecting Fiscal 2008 Compensation

Base Salary

In determining the base salary for each Named Executive Officer for fiscal 2008, the Compensation Committee considered current industry conditions in addition to the other factors described above. As a result of this review, none of the Named Executive Officers received a salary increase during fiscal 2008. In addition, as discussed earlier, weakening industry conditions resulted in a ten percent salary reduction for all employees, including the Named Executive Officers, from July 2007 through October 2007.

Annual Cash Incentives

For fiscal 2008, we did not achieve our operating income goal for the year. Accordingly, none of the Named Executive Officers received an annual cash incentive payment.

Stock Options

Each of the Named Executive Officers was granted stock options in February and June 2008 in accordance with the guidelines and procedures described above. Details of these awards are provided in the section below entitled "Grants of Plan Based Awards." The timing of the December 2007 option awards was delayed by the January 2008 shareholder approval of the 2008 Omnibus Stock Plan.

The Role of Named Executive Officers in Compensation Decisions

The Compensation Committee makes all compensation decisions for the Chief Executive Officer and his staff. The Committee is responsible for any equity awards to any employee. The Chief Executive Officer annually reviews the performance of each member of his staff. The conclusions reached and recommendations based on these reviews, including salary adjustments and performance-based compensation, are presented to the Compensation Committee. The Compensation Committee has discretion to modify any of the Chief Executive Officer's recommendations.

Tax Considerations Affecting Compensation Decisions

We do not currently have a policy with respect to the limit under Internal Revenue Code Section 162(m) on the deductibility of the qualifying compensation paid to our executives, and have not sought to qualify annual cash incentives as "performance based compensation" for purposes of Section 162(m).

COMPENSATION COMMITTEE REPORT

We have reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, we recommended to the board that the Compensation Discussion and Analysis be included in this Proxy Statement.

James A. Bernards   **Terrence W. Glarner**

Members of the Compensation Committee

COMPENSATION OF EXECUTIVE OFFICERS

Set forth below is summary information concerning certain compensation earned, paid or awarded during fiscal 2008 by the Company to our chief executive officer, our chief financial officer and to the two other executive officers. They are our only Named Executive Officers ("NEOs").

Biographical Information

The biographical information about Donald S. Mitchell, our Chairman and Chief Executive Officer, can be found under Proposal 1, "Election of Directors." The biographical information for the other three NEOs can be found in Item 4A, "Executive Officers of the Company," in the Company's most recent Form 10-K.

Summary Compensation Table

The following table summarizes the compensation paid to our NEOs for the fiscal year ended August 30, 2008. The employment and management agreements that we have entered into with our NEOs are described on pages 21-23 under the caption "Employment and Management Agreements."

Summary Compensation Table for Fiscal 2008

Named Executive Officer and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
Donald S. Mitchell Chairman, President and Chief Executive Officer	2008	$395,584	$82,000	—	$76,670(3)	$554,254
Benno G. Sand Executive Vice President, Business Development, Investor Relations and Secretary	2008	$271,046	$44,438	—	$17,444	$332,928
Patricia M. Hollister Chief Financial Officer and Assistant Secretary	2008	$231,580	$41,305	—	$10,480	$283,365
John C. Ely Vice President Global Sales and Service	2008	$236,371	$49,877	—	$11,181	$297,429

(1) The amounts in this column reflect the expense (without any reduction for forfeiture assumptions related to service-based vesting conditions) recognized for financial statement purposes in fiscal 2008 in accordance with Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share Based Payment* ("SFAS 123R"), in connection with all outstanding stock option awards (including those granted before fiscal 2008) made to the respective officers under our 1997 Omnibus Stock Plan and the 2008 Omnibus Stock Plan. The assumptions used in calculating these amounts are set forth in Note 12, Stock Options to the Consolidated Financial Statement included in our Annual Report on Form 10-K for the fiscal year ended August 30, 2008.

(2) For each individual, the amount shown includes the Company matching contributions to the Company's 401(k) Plan; Company paid term life insurance premiums; and Company-paid long-term disability premiums.

(3) In addition to the items discussed in note (2), for Mr. Mitchell the amount shown also includes $35,000 in airfare and ground transportation related to his travel from his office in San Diego, California to our company headquarters in Minneapolis, Minnesota, and $24,000 in costs related to Company-provided lodging in Minneapolis. The aggregate incremental cost to the Company of the airfare and ground transportation is determined by amounts paid to third-party providers, and the amount disclosed for the Company-provided lodging reflects the total lease and utilities costs incurred by the Company for an apartment in Minneapolis, even though the apartment is available for use by Company personnel in addition to Mr. Mitchell.

Grants of Plan Based Awards

For services during fiscal 2008, our NEOs received two types of plan-based awards: (i) annual cash incentive awards, and (ii) incentive and non-qualified stock option awards under our 2008 Omnibus Stock Plan. The annual cash incentive plan is described on page 16 in the "Compensation Discussion and Analysis" section. No payouts were made to the NEOs under the annual cash incentive plan for the 2008 fiscal year. Each stock option awarded during fiscal 2008 vests and becomes exercisable in 12 equal cumulative quarterly increments beginning on the first quarter anniversary of the date of grant. All options have a term of ten years and an exercise price equal to the closing price of a share of our common stock on the day before the date of grant. Generally all of the options will become fully exercisable upon approval by our shareholders of a merger, plan of exchange, sale of substantially all of our assets or plan of liquidation.

Grants of Plan-Based Awards in Fiscal 2008

| Name | Grant Date | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1) | | | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards ($/Sh)(2) | Grant Date Fair Value of Stock and Option Awards ($)(3) |
		Threshold ($)	Target ($)	Maximum ($)			
Donald S. Mitchell	2/6/08		370,162				
	2/6/08				50,000	1.64	47,900
	6/20/08				25,000	1.44	21,400
Benno G. Sand	2/6/08		196,807				
	2/6/08				30,000	1.64	28,700
	6/20/08				15,000	1.44	12,900
Patricia M. Hollister	2/6/08		168,014				
	2/6/08				30,000	1.64	28,700
	6/20/08				15,000	1.44	12,900
John C. Ely	2/6/08		172,014				
	2/6/08				30,000	1.64	28,700
	6/20/08				18,000	1.44	15,400

(1) The "Target" column presents the possible payment to each NEO under the annual cash incentive plan for fiscal 2007. No payouts were made to the NEOs under the annual cash incentive plan for the 2008 fiscal year.

(2) The exercise price for the options granted was the closing price of the Company's common stock on the Nasdaq Global Select Market on February 6, 2008 and June 20, 2008, respectively, the day the options were granted.

(3) This column shows the full grant date fair value under SFAS 123R of the stock options granted to the NEOs in fiscal 2008. Generally, the full grant date fair value is the amount that the Company would expense in its financial statements over the vesting schedule of the award.

Outstanding Stock Options at Fiscal Year End

The table below provides information on each NEO's outstanding equity awards as of August 30, 2008. The equity awards consist solely of stock options granted under the 1997 Omnibus Stock Plan and 2008 Omnibus Stock Plan.

Outstanding Equity Awards at Fiscal 2008 Year-End

		Option Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date
Donald S. Mitchell	12/13/1999	400,000	—	$10.25	12/13/2009
	3/16/2001	73,050	—	$ 8.13	3/16/2011
	4/25/2002	74,000	—	$11.00	4/25/2012
	6/9/2003	145,000	—	$ 3.17	6/9/2013
	2/26/2004	75,000	—	$ 7.67	2/26/2014
	1/6/2005	35,000	—	$ 4.31	1/6/2015
	6/30/2005	25,000	—	$ 3.73	6/30/2015
	4/18/2006	16,500	5,500	$ 5.09	4/18/2016
	12/27/2006	15,000	15,000	$ 5.24	12/27/2016
	2/6/2008	8,333	41,667	$ 1.64	2/6/2018
	6/20/2008	—	25,000	$ 1.44	6/20/2018
Benno G. Sand	5/18/1999	15,000	—	$ 7.25	5/18/2009
	4/18/2000	26,000	—	$13.06	4/18/2010
	3/16/2001	38,550	—	$ 8.13	3/16/2011
	4/25/2002	34,600	—	$11.00	4/25/2012
	6/9/2003	50,000	—	$ 3.17	6/9/2013
	2/26/2004	40,000	—	$ 7.67	2/26/2014
	1/6/2005	20,000	—	$ 4.31	1/6/2015
	6/30/2005	14,000	—	$ 3.73	6/30/2015
	4/18/2006	9,750	3,250	$ 5.09	4/18/2016
	12/27/2006	7,999	8,001	$ 5.24	12/27/2016
	2/6/2008	5,000	25,000	$ 1.64	2/6/2018
	6/20/2008	—	15,000	$ 1.44	6/20/2018
Patricia M. Hollister	5/18/1999	12,500	—	$ 7.25	5/18/2009
	4/18/2000	22,000	—	$13.06	4/18/2010
	3/16/2001	26,750	—	$ 8.13	3/16/2011
	4/25/2002	34,100	—	$11.00	4/25/2012
	6/9/2003	15,000	—	$ 3.17	6/9/2013
	2/26/2004	43,000	—	$ 7.67	2/26/2014
	1/6/2005	20,000	—	$ 4.31	1/6/2015
	6/30/2005	14,000	—	$ 3.73	6/30/2015
	4/18/2006	9,000	3,000	$ 5.09	4/18/2016
	12/27/2006	6,999	7,001	$ 5.24	12/27/2016
	2/6/2008	5,000	25,000	$ 1.64	2/6/2018
	6/20/2008	—	15,000	$ 1.44	6/20/2018
John C. Ely	5/18/1999	2,667	—	$ 7.25	5/18/2009
	4/18/2000	3,000	—	$13.06	4/18/2010
	3/16/2001	56,750	—	$ 8.13	3/16/2011
	4/25/2002	52,100	—	$11.00	4/25/2012
	6/9/2003	30,000	—	$ 3.17	6/9/2013
	2/26/2004	50,000	—	$ 7.67	2/26/2014
	1/6/2005	25,000	—	$ 4.31	1/6/2015
	6/30/2005	18,000	—	$ 3.73	6/30/2015
	4/18/2006	12,000	4,000	$ 5.09	4/18/2016
	12/27/2006	7,999	8,001	$ 5.24	12/27/2016
	2/6/2008	5,000	25,000	$ 1.64	2/6/2018
	6/20/2008	—	18,000	$ 1.44	6/20/2018

(1) All options not yet exercisable become exercisable in 12 equal cumulative quarterly increments beginning on the first quarter anniversary of the date of grant.

Option Exercises

The table below provides information regarding stock option exercises by the NEOs during the fiscal year ended August 30, 2008. None of the NEOs had any form of equity award other than options that vested during the most recent fiscal year.

Option Exercises and Stock Vested in Fiscal 2008

	Option Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Name	---	---
Donald S. Mitchell	—	$—
Benno G. Sand	—	—
Patricia M. Hollister	—.	—
John C. Ely	—	—

(1) Represents the difference between the market value of the shares acquired upon exercise (calculated using the closing price of a share of our common stock on the Nasdaq Global Select Market on the date of exercise) and the aggregate exercise price of the shares acquired.

Employment and Management Agreements

On March 28, 2008, we entered into an Employment Agreement (the "Employment Agreement") with Donald S. Mitchell, our Chief Executive Officer and President. The Employment Agreement amends and restates the prior employment agreement, dated December 12, 1999, between Mr. Mitchell and the Company. In connection with the Employment Agreement, we also entered into an Amended and Restated Summary of Terms of Employment (the "Summary of Terms") for Mr. Mitchell, which amends and restates a summary of terms or proposed employment agreed to by Mr. Mitchell and the Company on December 12, 1999. The Summary of Terms and the Employment Agreement provide severance benefits to Mr. Mitchell that comply with (or are structured to fall outside the coverage of) the requirements of Section 409A.

The Summary of Terms and the Employment Agreement each have an initial employment term running through March 28, 2009. Unless earlier terminated 90 days prior to the end of any term, each will automatically renew for successive one-year terms. The Summary of Terms provides for an initial base salary of $370,162, with annual increases on a fiscal year basis at the discretion of our Board of Directors. Mr. Mitchell is also eligible for participation in our Management Incentive Plan at a target of 100% and a range of up to 200% for performance in excess of established annual milestone objectives. Pursuant to the Summary of Terms we will also generally reimburse Mr. Mitchell for commuting costs between his residence in California and our sites, and if such commuting reimbursement is taxable, pay a full tax gross-up. If Mr. Mitchell elects to move to Chaska, Minnesota during the term of the Summary of Terms, we will pay for all reasonable and ordinary costs of relocation. The Summary of Terms provides Mr. Mitchell with an annual gross perquisite allowance of $15,000, life insurance, and health, vacation, and welfare benefits generally applicable to senior executives of the Company. The Employment Agreement contains confidentiality covenants from Mr. Mitchell. In the event that Mr. Mitchell's employment is involuntarily terminated at the initiative of the Company without cause (defined as in the management agreement with Mr. Mitchell) and provided the termination does not occur within the two-year period following a change of control event under his management agreement, Mr. Mitchell will be entitled to severance pay in amounts equal to his base salary for 12 months, payable over the severance period, with payments in the first six months subject to limitations applicable to separation pay plans due to involuntary separation from service under Internal Revenue Code Section 409A ("Section 409A"). In order to receive severance, Mr. Mitchell must sign a release of claims in favor of the Company and be in compliance with certain terms of the Employment Agreement.

On March 28, 2008, we entered into a severance agreement for Benno G. Sand, Executive Vice President (the "Sand Severance Agreement"), to replace the separation agreement previously in effect between Mr. Sand and the Company, dated March 14, 2001. The Sand Severance Agreement provides severance benefits to Mr. Sand that comply with (or are structured to fall outside the coverage of) the requirements of Section 409A. The terms and

conditions of the Sand Severance Agreement are substantially the same as the severance-related terms of the Employment Agreement for Mr. Mitchell, except that Mr. Sand is entitled to severance pay in an amount equal to his base salary for 12 months upon termination of employment, whether Mr. Sand's employment is terminated by us without cause or whether Mr. Sand resigns with or without good reason. The first six months of such severance pay is payable in a lump sum at the start of the seventh month following termination of employment, with the balance payable in monthly installments for six months thereafter. In addition, Mr. Sand is eligible for monthly income maintenance payments in an amount equal to 75% of his average monthly base pay for up to 12 months following the termination of his employment (with the first six months held in arrears until the start of the seventh month) in the event he is unable to find other employment as a result of his obligations under the non-competition provisions of the agreement. Also, the Sand Severance Agreement provides Mr. Sand with a death benefit in an amount equal to 12 months' base salary.

On March 28, 2008, we entered into severance agreements with Patricia M. Hollister, Chief Financial Officer, and John C. Ely, Vice President of Global Sales and Service (the "Severance Agreements"). The Severance Agreements are new arrangements for Ms. Hollister and Mr. Ely, who were previously eligible for income maintenance payments pursuant to a non-competition agreement and for severance pay under our Severance Pay Plan (the "Plan"). The plan was amended in January 2008, and Ms. Hollister and Mr. Ely are no longer eligible for severance under the Plan. The Severance Agreements are the same in all material respects as the severance-related provisions of the Employment Agreement for Mr. Mitchell.

On March 28, 2008, we terminated the existing management agreements and entered into a new form of Management Agreement with each of the following executive officers: Donald S. Mitchell, Benno G. Sand, Patricia M. Hollister, and John C. Ely. The new arrangements provide severance benefits to executive officers that comply with (or, where possible, are structured to fall outside the coverage of) the requirements of Section 409A.

The Management Agreements provide for payment of the following severance benefits if the executive officer's employment is terminated involuntarily by us without cause or as a result of a constructive involuntary termination by the executive officer prior to and in connection with a change of control event: (i) severance pay equal to two times the executive's base salary, less amounts paid or payable under the executive's Severance or Employment Agreement; (ii) severance pay equal to two times the executive's target bonus; (iii) a pro-rata target bonus for year of termination; (iv) payment of $18,000 in lieu of a cash contribution for continuation of welfare benefits; (v) payment of $35,000 in lieu of outplacement services and other perquisites; (vi) reimbursement of reasonable legal fees incurred to contest the termination of employment or enforce the agreement; and (vii) gross-up of taxes due under "excess parachute" provisions of the Internal Revenue Code. These severance benefits generally are payable in a lump sum within 30 days of the change of control event.

The Management Agreements also provide for payment of severance benefits if, within two years after a change of control event, the executive officer's employment is terminated involuntarily by the Company without cause or as a result of a constructive involuntarily termination by the executive officer. These severance benefits are the same as those paid prior to a change of control event, except that (i) the executive officer is entitled to thirty days' notice with pay, without regard to whether the executive officer is required to perform duties during the notice period, and payable pursuant to the regular payroll schedule (applicable in the event of involuntary termination by the Company only); and (ii) the exclusion of amounts payable under the executive's Severance or Employment Agreement does not apply to the payment of two times the executive's base salary. These severance benefits are also generally payable in a lump sum within 30 days after the executive officer's termination of employment.

In order to receive severance, the executive officer must sign a release of claims in favor of the Company and be in compliance with the terms of the Management Agreement and the executive officer's respective Employment or Severance Agreement. The term of each Management Agreement is one year, followed by automatic annual renewals, unless either party gives 90 days' notice of non-renewal (or, if a change of control event is initiated or occurs before expiration of the term, two years after the change of control event commenced).

For purposes of these agreements, "cause" generally refers to willful and gross neglect of duties by an executive or acts by an executive that constitute a felony and are substantially detrimental to the Company. A "change of control event" for purposes of these agreements generally refers to (i) the acquisition during any 12-month period of 30% or more of our voting stock, (ii) the acquisition of our voting stock if after such acquisition the person holds more than 50% of such stock; (iii) specified changes in the composition of our Board, or (iv) the consummation of a merger or consolidation involving the Company or a sale of 50% or more of the Company's assets in a 12-month period. A "constructive involuntary termination" generally refers to a termination initiated by the executive officer upon occurrence of any of the following: (i) a material diminution in his or her authorities, duties or responsibilities, or in those of his or her reporting supervisor; (ii) a reduction in base salary; (iii) the failure to obtain the assumption of the Management Agreement by a successor or other breach under the Management Agreement; or (iv) certain required relocations.

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Potential Payments Upon Termination or Change in Control

The table that follows summarizes the estimated payments and benefits that would be provided to our NEOs or their beneficiaries under the employment and management agreements described above, and under our 1997 Omnibus Stock Plan and the 2008 Omnibus Stock Plan, under various scenarios involving a termination of employment and/or a change in control, and assuming that the event(s) occurred on August 30, 2008, the end of our most recent fiscal year. Stock option award agreements under our 1997 Omnibus Stock Plan and the 2008 Omnibus Stock Plan provide that the vesting and exercisability of a participant's option awards will be accelerated if the participant's employment is terminated due to death or disability, or if a change in control of the Company (as defined above) occurs.

Compensation Element	Involuntary Termination Without Cause ($)	Death or Disability ($)	Change in Control (Single Trigger) ($)(1)	Change in Control (Double Trigger)($)(2)
Severance(3)				
Donald S. Mitchell	$370,162	—	—	$ 740,324
Benno G. Sand	$246,009	$246,009	—	$ 492,018
Patricia M. Hollister	$210,017	—	—	$ 420,034
John C. Ely	$215,017	—	—	$ 430,034
Lump Sum Bonus(4)				
Donald S. Mitchell	—	—	—	$1,110,486
Benno G. Sand	—	—	—	$ 590,422
Patricia M. Hollister	—	—	—	$ 504,041
John C. Ely	—	—	—	$ 516,041
Accelerated Stock Options				
Donald S. Mitchell	—	(5)	(5)	(5)
Benno G. Sand	—	(5)	(5)	(5)
Patricia M. Hollister	—	(5)	(5)	(5)
John C. Ely	—	(5)	(5)	(5)
Benefits and Perquisites(6)				
Donald S. Mitchell	—	—	—	$ 59,750
Benno G. Sand	—	—	—	$ 59,750
Patricia M. Hollister	—	—	—	$ 59,300
John C. Ely	—	—	—	$ 59,450
Excise Tax Gross-Up(7)				
Donald S. Mitchell	—	—	—	$ 863,961
Benno G. Sand	—	—	—	$ 501,731
Patricia M. Hollister	—	—	—	$ 428,552
John C. Ely	—	—	—	$ 435,016
Total				
Donald S. Mitchell	$370,162	—	(5)	$2,774,521
Benno G. Sand	$246,009	$246,009	(5)	$1,643,941
Patricia M. Hollister	$210,017	—	(5)	$1,411,927
John C. Ely	$215,017	—	(5)	$1,440,541

(1) There is a change in control but the individual continues in his job.

(2) There is a change in control and within two years of the change in control the executive either (i) is terminated by the Company without cause or (ii) terminates his employment under circumstances that constitute a "constructive involuntary termination" as described above.

(3) The amount shown for each of Mr. Mitchell and Mr. Sand is equal to one year's base salary, in accordance with their respective employment agreement. With respect to Ms. Hollister and Mr. Ely, this amount is equal to 100% of one year's base salary, which is the current severance policy in place for Named Executive Officers of the Company. However, with respect to each such officer, if the termination occurs within two years of a change of control, the amount would be two times the highest annual rate of base salary in effect since one year prior to the change in control.

(4) Each amount shown is equal to two times the annual payment at "target" level under the Company's then current annual cash incentive plan, plus a pro rata portion of such annual payment at "target" level corresponding to the portion of the then current fiscal year during which the executive was employed. Under the assumption that termination occurred as of the last day of the fiscal year, the pro rata portion effectively increases the total estimated payment to three times the annual payment at target level.

(5) Because the exercise price of all outstanding stock options was greater than the closing price of our common stock on August 30, 2008, the last trading day of the fiscal year, there was no intrinsic value as of that date in any of the stock option awards that would be accelerated as a result of any of these events. No value is shown in the "Change of Control (Double Trigger)" column because by operation of the applicable plan, any value would have already been realized upon the occurrence of the change in control.

(6) Each amount shown is equal to a lump sum payment to be received in lieu of health and welfare benefits, outplacement services and perquisites.

(7) Each amount shown represents the amount of a payment to be received by the executive sufficient to cause him to retain, after taxes, an amount equal to the excise tax imposed by Section 4999 of the Internal Revenue Code on any "excess parachute payment" received by the executive.

Equity Compensation Plan Information

The following table provides information as of August 30, 2008 for our compensation plans under which equity securities may be issued:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)(2)
Equity compensation plans approved by security holders	3,678,669	$6.58	954,326
Equity compensation plans not approved by security holders	—	—	—
Total	3,678,669	$6.58	954,326

(1) Represents shares of common stock subject to issued but unexercised options under our 1997 Omnibus Stock Plan and the 2008 Omnibus Stock Plan.

(2) Represents shares of common stock available for issuance under our Employees Stock Purchase Plan and 2008 Omnibus Stock Plan.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is comprised of Messrs. Bernards and Glarner. Neither Mr. Bernards nor Mr. Glarner was at any time during our 2008 fiscal year an officer or employee of FSI or was formerly an officer of FSI. In the 2008 fiscal year, no member of the Compensation Committee engaged in any reportable transactions with related persons, promoters or control persons.

None of our executive officers has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our board of directors.

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PROPOSAL TO AMEND THE FSI 2008 OMNIBUS STOCK PLAN
(Proposal 2)

The 2008 Omnibus Stock Plan of FSI

Our Board of Directors recently approved an amendment to our 2008 Omnibus Stock Plan, increasing the number of shares reserved for issuance under the Plan by 500,000 shares.

Our Board of Directors took this action to enable us to continue to offer stock options as a retention vehicle for new and existing employees and to facilitate stock ownership in FSI. Our shareholders are being asked to approve this amendment at the Annual Meeting.

If approved by our shareholders at the Annual Meeting, we intend to file a registration statement with the Securities and Exchange Commission covering the shares issuable under our 2008 Omnibus Stock Plan.

Our board has reserved an aggregate of 1,000,000 shares for issuance under the 2008 Omnibus Plan, representing approximately 3.2% of our shares outstanding as of November 21, 2008.

Our Compensation Committee and the board of directors continue to believe that stock-based compensation programs are a key element in achieving our continued financial and operational success.

**OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
A VOTE FOR THE APPPROVAL OF THE AMENDMENT TO OUR 2008 OMNIBUS PLAN**

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The following is a summary of the 2008 Omnibus Plan.

Purpose

The purpose of the 2008 Omnibus Plan is to promote our interests and the interests of our shareholders by providing key personnel, including non-employee directors, with an opportunity to acquire a proprietary interest in us, to compensate key personnel and non-employee directors for their contributions and to aid in attracting and retaining key personnel and non-employee directors. The plan provides for the granting of both incentive and non-statutory stock options but options granted under the 2008 Omnibus Plan to non-employee directors may only be non-statutory stock options that do not meet the requirements of Section 422 of the Internal Revenue Code.

Adoption of the 2008 Omnibus Plan

In 2008, we adopted the 2008 Omnibus Plan and reserved 1,000,000 shares of common stock for issuance thereunder.

Administration

The 2008 Omnibus Plan will be periodically reviewed by the Compensation Committee. The Compensation Committee has the authority to adopt, revise and waive rules relating to the 2008 Omnibus Plan and to determine the timing and identity of participants, the amount of awards and any other terms and conditions of awards, as consistent with the plan. The Compensation Committee may also amend the terms of the agreements evidencing awards. The Compensation Committee may delegate its responsibilities under the 2008 Omnibus Plan to members of our management or to others with respect to the selection and grants of awards to our employees who are not deemed to be officers, directors or ten percent shareholders under applicable federal securities laws. Notwithstanding the foregoing, our board of directors has the exclusive power to administer any awards granted to non-employee directors. Certain grants of options and the amount and nature of the awards to be granted to non-employee directors are automatic. Because the 2008 Omnibus Plan has two basic components, options for non-employee directors and discretionary options for employees and consultants, the terms of which are substantially different, these two separate components of the 2008 Omnibus Plan are described separately below.

Awards to Employees and Consultants

Eligibility and Number of Shares

All of our employees and the employees of our affiliates, including our subsidiaries and any joint venture entity in which we directly or indirectly own an equity interest of 20% or more, are eligible to receive awards under the 2008 Omnibus Plan at the discretion of the Compensation Committee. Non-statutory stock options under the 2008 Omnibus Plan also may be awarded by the Compensation Committee to individuals who are not employees but who provide services to FSI or our affiliates as advisors, directors or consultants. We and our subsidiaries had an aggregate of approximately 408 employees as of August 30, 2008.

The 2008 Omnibus Plan provides that all awards are subject to agreements containing the terms and conditions of the awards, including conditions relating to vesting, exercisability, lapsing of restrictions or payments tied to performance measures. Such agreements will be entered into by the recipients of the awards and us on or after the time the awards are granted and are subject to amendment to the extent permitted by law, including unilateral amendment by us unless such amendments are determined by the Compensation Committee to be materially adverse to the participant. Except in the case of certain adjustments for changes in our capitalization, in no event may an option or stock appreciation right be amended to decrease its exercise price per share or be cancelled in connection with the grant of a new option or stock appreciation right with a lower exercise price. Any shares of our common stock that are subject to awards under the 2008 Omnibus Plan, but which are not used because the terms and conditions of the awards are not met, may be reallocated as though they had not previously been awarded unless such shares were used to calculate the value of stock appreciation rights which have already been exercised.

As of November 21, 2008, the total number of shares of our common stock available for distribution under the 2008 Omnibus Plan was 625,000. If this proposed amendment is approved by our shareholders, an additional 500,000 shares of common stock will be available for distribution under the plan, of which not more than 200,000 may be the subject of awards other than options and stock appreciation rights, subject to adjustment as provided in the plan.

Types of Awards

The types of awards that may be granted under the 2008 Omnibus Plan include restricted and unrestricted stock, incentive and non-statutory stock options, stock appreciation rights, performance units and other stock-based awards. Subject to the restrictions described in this proxy statement with respect to incentive stock options, such awards are exercisable by the participants at such times as determined by the Compensation Committee. Except as noted below, only the recipient of an award (or that person's successor as defined in the plan) may exercise an option or stock appreciation right, or receive payment with respect to performance units or any other award. No award may be sold, assigned, transferred, exchanged or otherwise encumbered other than to a successor upon the participant's death or, except in the case of an incentive stock option, pursuant to a qualified domestic relations order. However, the Compensation Committee may provide that an award (other than incentive stock options) may be transferable to members of the participant's immediate family or to one or more trusts for the benefit of such family members or partnerships in which such family members are the only partners, if the participant does not receive any consideration for the transfer. Generally, any award granted under the 2008 Omnibus Plan may not become fully exercisable until three years from its grant date, except for awards subject to performance measures and certain other exceptions as further described in the plan.

Options, stock appreciation rights, restricted stock and other awards may be granted under the 2008 Omnibus Plan to employees of entities acquired by us in substitution for, or in connection with the assumption of, awards previously granted to them by the acquired entity.

In addition to the general characteristics of all of the awards described in this proxy statement, the basic characteristics of each type of award that may be granted to an employee (and in some cases, a consultant, director or other advisor) under the 2008 Omnibus Plan are as follows:

Restricted and Unrestricted Stock and Other Stock-Based Awards

The Compensation Committee is authorized to grant, either alone or in conjunction with other awards, stock and stock-based awards. The Compensation Committee shall determine the persons to whom such awards are made, the timing and amount of such awards and all other terms and conditions. Our common stock granted to participants may be unrestricted or may contain such restrictions, including provisions requiring forfeiture and imposing restrictions upon stock transfer, as the Compensation Committee may determine. Unless forfeited, the recipient of restricted common stock will have all other rights of a shareholder, including without limitation, voting and dividend rights. The 2008 Omnibus Plan provides that no more than 25,000 shares subject to restricted stock awards may be granted to any one participant in a calendar year.

Incentive and Non-statutory Stock Options

Both incentive stock options and non-statutory stock options may be granted to participants at such exercise prices as the Compensation Committee may determine, but which may not be less than 100 percent of the fair market value (as defined in the 2008 Omnibus Plan) of the underlying stock as of the date the option is granted. Stock options may be granted and exercised at such times as the Compensation Committee may determine, except that unless applicable federal tax laws are modified, (i) no incentive stock options may be granted more than ten years after the effective date of the 2008 Omnibus Plan, (ii) an incentive stock option shall not be exercisable more than ten years after the date of grant, (iii) the aggregate fair market value of the shares of our common stock with respect to which incentive stock options held by an employee under the 2008 Omnibus Plan and any of our (or our affiliates') other option plans may first become exercisable in any calendar year may not exceed $100,000 and (iv) an incentive stock option will not be exercisable more than one year from a termination of employment due to death or disability or more than three months upon termination of employment for any other reason. Additional restrictions apply to an incentive stock option granted to an individual who beneficially owns ten percent or more of our outstanding shares. A maximum of 100,000 shares subject to options may be granted to any single participant in a calendar year.

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The purchase price for stock purchased upon the exercise of the options may be payable in cash, by the withholding of stock otherwise issuable having a fair market value on the date the option is exercised equal to the option price of the stock being purchased, delivery of stock already owned by the participant or in a combination of cash and stock, as determined by the Compensation Committee. The Compensation Committee may permit optionees to simultaneously exercise options and sell the stock purchased upon such exercise pursuant to brokerage or similar relationships and use the sale proceeds to pay the purchase price.

Stock Appreciation Rights and Performance Units

The value of a stock appreciation right granted to a participant is determined by the appreciation in our common stock, subject to any limitations upon the amount or percentage of total appreciation that the Compensation Committee may determine at the time the right is granted. The participant receives all or a portion of the amount by which the fair market value of a specified number of shares, as of the date the stock appreciation right is exercised, exceeds a price specified by the Committee at the time the right is granted. The price specified by the Compensation Committee must be at least 100 percent of the fair market value of the specified number of shares of our common stock to which the right relates determined as of the date the stock appreciation right is granted. A maximum of 100,000 shares subject to stock appreciation rights may be granted to any single participant in a calendar year.

Performance units entitle the participant to payment in amounts determined by the Compensation Committee based upon the achievement of specified performance measures during a specified term. The Compensation Committee determines whether any such performance measures have been met. Under the 2008 Omnibus Plan, any award subject to a performance measure must not have a performance cycle shorter than one year, with certain exceptions as described in the plan.

Payments with respect to stock appreciation rights and performance units may be paid in cash, shares of our common stock or a combination of cash and shares as determined by the Compensation Committee. No participant may receive awards of performance units relating to more than 25,000 shares in any year under this plan.

Termination of Employment, Fundamental Changes, and Forfeiture

Upon termination of a participant's employment due to death or disability, any options or stock appreciation rights not expired or otherwise terminated become exercisable in full for a period of one year, unless the participant was not continuously employed by us or one of our affiliates from the date of grant until termination of employment, or three months prior to termination of employment in the case of a participant's death. If a participant's employment terminates for any reason other than death, disability or cause (as discussed below), any currently outstanding option or stock appreciation right will remain exercisable, but only to the extent it may be exercised, for a period of three months following the participant's termination of employment, unless provided otherwise in the agreement. However, in no event will an option or stock appreciation right be exercisable subsequent to its scheduled expiration date as set forth in the applicable award agreement.

Upon termination of a participant's employment due to death or disability during a performance cycle or as otherwise provided by the Compensation Committee or award agreement, a participant eligible for performance units is entitled to receive a pro rata payment with respect to such performance units to the extent any performance measures were satisfied. The pro rata payment with respect to the performance units is based on the amount of time the participant was employed during the performance cycle. Upon a termination of a participant's employment due to death or disability or as otherwise provided by the Compensation Committee or award agreement, a participant is entitled to have restricted stock vest on a pro rata basis, based on the amount of time the participant was employed by us during the scheduled vesting period.

If an employee is terminated for cause (as defined in the 2008 Omnibus Plan) all awards granted to such employee terminate immediately.

The Compensation Committee may provide for the lapse of restrictions on restricted stock, stock appreciation rights and other awards or acceleration of the term with respect to which the achievement of performance targets for performance units is determined upon: (i) the occurrence of an Event (as defined in the plan); (ii) other fundamental changes in our corporate structure; or (iii) such other events as the Compensation Committee may determine. The 2008 Omnibus Plan provides that the Compensation Committee may declare each outstanding option or stock appreciation right, whether or not exercisable, cancelled upon a fundamental change in exchange for a cash payment. Upon this declaration, any options and stock appreciation rights not currently exercisable become fully vested.

Unless the applicable agreement states otherwise, the Compensation Committee may cancel, rescind, suspend or otherwise limit or restrict any unexpired, unvested, unpaid or deferred awards upon the occurrence of any of the following: (i) a participant's unauthorized competition with us or any of our affiliates; (ii) the unauthorized disclosure by the participant of any of our or our affiliates' material proprietary or confidential information; (iii) a participant's termination of employment for cause; and (iv) any other conduct that the Compensation Committee determines to be detrimental to us or any of our affiliates. Further, if a participant engages in any such conduct within a twelve-month period before or after termination of employment, the Compensation Committee may rescind the exercise of an award by the participant, requiring the participant to forfeit any cash and/or shares received in connection with the rescinded transaction.

Adjustments, Modifications, Termination

The 2008 Omnibus Plan gives the Compensation Committee discretion to amend the terms and conditions of any outstanding award agreement; however, no modifications may be made which materially and adversely affect any right acquired by a participant unless otherwise agreed to by the affected participant. Except in the case of certain adjustments for changes in our capitalization, in no event may an option or stock appreciation right be amended to decrease its exercise price per share or be cancelled in connection with the grant of a new option or stock appreciation right with a lower exercise price. Further, our by-laws currently provide that neither the board nor a board committee may reprice options already issued and outstanding without prior approval of our shareholders. Otherwise, our board of directors may, at any time, terminate, suspend or modify the 2008 Omnibus Plan, except that amendments to the plan will be submitted to our shareholders for approval if the rules of The Nasdaq Stock Market, Inc. or applicable laws or regulations require shareholder approval of such amendment.

Non-Employee Director Options

Agreements

The 2008 Omnibus Plan provides that all options granted under the plan be subject to agreements governing the terms and conditions of the awards. Such agreements will be entered into by the non-employee directors and us on or after the time the options are granted. Any shares of common stock subject to an option under the 2008 Omnibus Plan that are not used because the terms and conditions of the option are not met may be reallocated under the plan as though they had not previously been awarded.

Types of Awards

Two types of options are automatically granted under the terms of the 2008 Omnibus Plan: initial non-employee director options and annual non-employee director options.

Initial Non-Employee Director Options

Each non-employee director first elected or appointed to the board on or after our January 2008 Annual Meeting is entitled to receive a single option grant, on the date such director first becomes a director, to purchase 20,000 shares of our common stock.

Subject to the prior expiration of an initial non-employee director option as described below, these options vest and become exercisable six months after the date of grant. Upon the occurrence of an Event (as defined in the 2008 Omnibus Plan) or the death of a non-employee director, certain initial non-employee director options held by such individual or his or her legal representative that were not previously exercisable shall become immediately exercisable in full.

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Annual Non-Employee Directors Options

For each Annual Meeting of Shareholders during the term of the 2008 Omnibus Plan, beginning with our January 2008 Annual Meeting, each individual serving as our non-employee director immediately following such annual meeting shall be granted, by virtue of serving as our non-employee director, a non-statutory stock option to purchase 7,500 shares of our common stock. Such annual non-employee directors' options shall be deemed to be granted to each non-employee director immediately after such annual meeting and shall be granted regardless of whether or not such non-employee director previously received, or simultaneously receives, an initial non-employee director option. Initial non-employee director options and annual non-employee director options together are hereinafter sometimes referred to as "non-employee director options."

Annual non-employee director options shall vest and become exercisable on the January 1st following the date of grant. Each such option, to the extent exercisable, shall be exercisable in whole or in part.

Upon the occurrence of an Event or the death of a non-employee director, grants of annual non-employee director options held by such individual or his or her legal representative that were not previously exercisable shall become immediately exercisable in full.

Termination of Non-Employee Director Options

Each non-employee director option granted pursuant to the 2008 Omnibus Plan and all rights to purchase common stock thereunder shall terminate on the earliest of:

    (i)   ten years after the date such option is granted;

    (ii) the expiration of the period specified in the agreement after the death or permanent disability of a non-employee director;

    (iii) the date, if any, fixed for cancellation pursuant to the 2008 Omnibus Plan (e.g., in the event of a dissolution, liquidation or merger, etc.); or

    (iv) 90 days after the date the non-employee director ceases to be our director; provided, however, that the option shall be exercisable during this 90-day period only to the extent that the option was exercisable as of the date the person ceases to be a non-employee director, unless the cessation results from the director's death or permanent disability. Notwithstanding the preceding sentence, if a non-employee director who resigns or whose term expires then becomes our consultant or employee within 90 days of such resignation or term expiration, the non-employee director options of such person shall continue in full force and effect.

In no event shall such option be exercisable at any time after its original expiration date. When an option is no longer exercisable, it shall be deemed to have lapsed or terminated and will no longer be outstanding.

Purchase Price and Exercise of Non-Employee Director Options

All non-employee director options granted pursuant to the 2008 Omnibus Plan are non-statutory stock options and the price per share of common stock subject to a non-employee director option is 100 percent of the fair market value of our common stock on the date of grant as defined in the 2008 Omnibus Plan.

A non-employee director option may be exercised in whole or in part by delivery of a written notice of exercise accompanied by payment in full of the exercise price in cash, in shares of previously acquired common stock having a fair market value at the time of exercise equal to the exercise price or a combination thereof.

During the lifetime of a non-employee director, only the non-employee director or his or her guardian or legal representative may exercise the option. An option may be assignable or transferable by the non-employee director to the extent authorized by the Compensation Committee. An option may be exercised after the death or permanent disability of the non-employee director by such individual's successors, but only within the period specified in the agreement relating to such non-employee director options.

Other Awards

The Compensation Committee, in its discretion, may grant options or other awards to a non-employee director, but only in substitution for non-employee director options held by that director.

Adjustments, Modifications, Termination

The Compensation Committee may provide for the accelerated exercisability of non-employee director options in the event of a fundamental change of FSI, or other changes in our corporate structure, or such other events as the Compensation Committee may determine. The Compensation Committee may also provide that certain awards may be exercised in certain events after the termination of services of the non-employee director or the death of the recipient.

In addition, the termination of a non-employee director's award may be delayed in the event that the non-employee director enters into a consulting or other advisory role with us which may, in some cases, involve entering into a non-compete agreement with us.

Federal Tax Considerations

We have been advised by our counsel that awards made under the 2008 Omnibus Plan generally will result in the following tax events for United States citizens under current United States federal income tax laws:

Restricted and Unrestricted Stock

Unless the participant files an election to be taxed under Section 83(b) of the Internal Revenue Code, (a) the participant will not realize income upon the grant of restricted stock, (b) the participant will realize ordinary income, and we will be entitled to a corresponding deduction, when the restrictions have been removed or expire, and (c) the amount of such ordinary income and deduction will be the fair market value of the restricted stock on the date the restrictions are removed or expire. If the recipient files an election to be taxed under Section 83(b) of the Internal Revenue Code, the tax consequences to the participant and us will be determined as of the date of the grant of the restricted stock rather than as of the date of the removal or expiration of the restrictions.

With respect to awards of unrestricted stock, (a) the participant will realize ordinary income and we will be entitled to a corresponding deduction upon the grant of the unrestricted stock and (b) the amount of such ordinary income and deduction will be the fair market value of such unrestricted stock on the date of grant.

When the participant disposes of restricted or unrestricted stock, the difference between the amount received upon such disposition and the fair market value of such shares on the date the recipient realizes ordinary income will be treated as a capital gain or loss.

Incentive Stock Options

No taxable income to a participant will be realized, and we will not be entitled to any related deduction, at the time any incentive stock option is granted under the 2008 Omnibus Plan. If certain statutory employment and holding period conditions are satisfied before the participant disposes of shares acquired pursuant to the exercise of such an option, then no taxable income will result upon the exercise of such option and we will not be entitled to any deduction in connection with such exercise. Upon disposition of the shares after expiration of the statutory holding periods, any gain or loss realized by a recipient will be a capital gain or loss. We will not be entitled to a deduction with respect to a disposition of the shares by a participant after the expiration of the statutory holding periods.

Except in the event of death, if shares acquired by a participant upon the exercise of an incentive stock option are disposed of by such participant before the expiration of the statutory holding periods (a "disqualifying disposition"), such participant will be considered to have realized as compensation, taxable as ordinary income in the year of disposition, an amount, not exceeding the gain realized on such disposition, equal to the difference between the exercise price and the fair market value of the shares on the date of exercise of the option. We will be entitled to a deduction at the same time and in the same amount as the participant is deemed to have realized ordinary income. Any gain realized on the disposition in excess of the amount treated as compensation will

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constitute capital gain and any loss realized on the disposition will constitute capital loss. If the participant pays the option price with shares that were originally acquired pursuant to the exercise of an incentive stock option and the statutory holding periods for such shares have not been met, the participant will be treated as having made a disqualifying disposition of such shares, and the tax consequences of such disqualifying disposition will be as described above.

The foregoing discussion applies only for regular tax purposes. For alternative minimum tax purposes an incentive stock option will be treated as if it were a non-statutory stock option, the tax consequences of which are discussed below.

Non-statutory Stock Options

A participant will realize no taxable income, and we will not be entitled to any related deduction, at the time any non-statutory stock option is granted under the 2008 Omnibus Plan. At the time shares are transferred to the participant pursuant to the exercise of a non-statutory stock option, the participant will realize ordinary income, and we will be entitled to a deduction, equal to the excess of the fair market value of the stock on the date of exercise over the option price. Upon disposition of the shares, any additional gain or loss realized by the participant will be taxed as a capital gain or loss.

Stock Appreciation Rights and Performance Units

Generally (a) the participant will not realize income upon the grant of a stock appreciation right or performance unit award, (b) the participant will realize ordinary income, and we will be entitled to a corresponding deduction, in the year cash, shares of common stock or a combination of cash and shares are delivered to the participant upon exercise of a stock appreciation right or in payment of the performance unit award and (c) the amount of such ordinary income and deduction will be the amount of cash received plus the fair market value of the shares of common stock received on the date they are received. The federal income tax consequences of a disposition of unrestricted shares received by the participant upon exercise of a stock appreciation right or in payment of a performance unit award are the same as described above with respect to a disposition of unrestricted shares.

Withholding

The 2008 Omnibus Plan permits us to withhold from cash awards, and to require a participant receiving common stock under the 2008 Omnibus Plan to pay us in cash, an amount sufficient to cover the minimum statutory withholding taxes. In lieu of cash, the Compensation Committee may permit a participant to cover withholding obligations through a reduction in the number of shares delivered to such participant or a surrender to us of shares currently owned by the participant.

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PROPOSAL TO AMEND THE FSI EMPLOYEES STOCK PURCHASE PLAN
(Proposal 3)

Our board of directors recently approved an amendment to our Employees Stock Purchase Plan, as amended, increasing the number of shares reserved for issuance under the plan by 1,000,000 shares. The board took this action to enable us to continue to offer our employees the opportunity to realize stock appreciation and facilitate stock ownership in FSI. Our shareholders are being asked to approve this amendment at the meeting.

If approved by our shareholders at the Annual Meeting, we intend to file a registration statement with the Securities and Exchange Commission covering the shares issuable under our Employees Stock Purchase Plan.

Purpose

The purpose of the Employees Stock Purchase Plan is to permit eligible employees (including officers) to purchase our common stock through payroll deductions at a specified percentage of our common stock's fair market value. The plan is an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended.

Adoption of the Stock Plan and Prior Amendments

In 1990, we adopted the Employees Stock Purchase Plan and reserved 200,000 shares of common stock for issuance thereunder. Pursuant to amendments previously approved by our shareholders, the number of shares of common stock available for distribution has been increased to 2,800,000.

Administration

The Employees Stock Purchase Plan is periodically reviewed by the Compensation Committee of the board (acting as the "Stock Plan Committee"). No person may participate in the Employees Stock Purchase Plan while serving as a member of the Stock Plan Committee. Subject to the express provisions of the plan, the Compensation Committee, by majority action, is authorized to interpret, prescribe, amend and rescind rules relating to the Employees Stock Purchase Plan, and to make all other determinations necessary or advisable for administration of the plan.

Eligibility and Number of Shares

As of November 21, 2008, the total number of shares of our common stock available for distribution under the Employees Stock Purchase Plan was 324,000, subject to appropriate adjustments by the Stock Plan Committee in the event of certain changes in the outstanding shares of common stock by reason of a stock dividend, stock split, combination, recapitalization or reclassification. If this proposed amendment is approved by our shareholders at the Annual Meeting, an additional 1,000,000 shares of common stock will be available for distribution under the plan (subject to adjustments as described above). Shares delivered pursuant to the plan shall be newly issued shares of our common stock.

Any of our employees or the employees of our designated subsidiaries (including officers and any directors who are also employees) is eligible to participate in the Employees Stock Purchase Plan so long as such employee was employed on the fifteenth day of the month immediately preceding the first day of a stock purchase period (January 1st or July 1st) under the plan.

No eligible employee may be granted the right to purchase common stock under, or otherwise participate in, the Employees Stock Purchase Plan if after the purchase such employee would own (or have the right to purchase) our stock possessing five percent or more of the total combined voting power or value of all of our classes of stock.

As of November 21, 2008, approximately 350 employees were eligible to participate in the Employees Stock Purchase Plan.

Participation

An eligible employee who elects to participate in the Employees Stock Purchase Plan may contribute funds for the purchase of common stock under the plan by electing to direct his or her employer to withhold from one to ten percent of that employee's "base earnings" (as defined in the plan).

A participant may elect to reduce (but not increase) the rate of withholding or to make no further deductions as set forth in greater detail in the Employees Stock Purchase Plan. Amounts withheld are held by the participant's employer until the end of the applicable stock purchase period (January 1 to June 30 and July 1 to December 31) and are automatically applied to purchase our common stock unless the participant elects in writing to receive a refund pursuant to rules adopted by the Stock Plan Committee and as set forth in the plan.

Purchase of Stock

Amounts withheld, which are not otherwise refunded, from a participant in the Employees Stock Purchase Plan are used to purchase our common stock as of the last business day of the stock purchase period at a price equal to 85 percent of the lesser of the fair market value (as defined in the plan) of a share of common stock on either the first or last business day of the stock purchase period. All amounts so withheld are used to purchase the largest number of shares, including fractional shares, of common stock purchasable with such amount, unless the participant has properly notified the Stock Plan Committee in advance that he or she elects to have less than the entire amount contributed by such participant used to purchase shares in the plan or to receive the entire amount in cash.

As soon as practicable after the close of the stock purchase period, we are required to issue to an agent on behalf of all participants in the Employees Stock Purchase Plan a single certificate representing the respective shares of common stock purchased under the plan, at which time participants shall have privileges as shareholders with respect to such shares.

No participant in the Employees Stock Purchase Plan may purchase common stock under the plan and all of our other employee stock purchase plans and any subsidiaries at a rate in excess of $25,000 of the fair market value of such stock (determined at the time the option to purchase stock is granted) for the calendar year in which any such option to purchase stock granted to such participant is outstanding at any time.

Death, Disability, Retirement or Other Termination of Employment

No shares of common stock may be purchased by a participant with respect to a stock purchase period if the participant's employment terminates more than three months prior to the end of such stock purchase period. Any amount withheld from or otherwise contributed by such a participant during the stock purchase period is repaid to the participant with interest due, if any. If a participant dies at any time during a stock purchase period, any amount withheld from or otherwise contributed by such a participant is repaid to the participant's personal beneficiary with interest due, if any.

Rights Not Transferable

The rights of a participant in the Employees Stock Purchase Plan are exercisable only by the participant during his or her lifetime. No right or interest of any participant in the plan is assumable, transferable or subject to any lien, directly or indirectly, by operation of law or otherwise.

Amendment or Modification

Our board of directors may at any time terminate, amend or modify the Employees Stock Purchase Plan, provided that approval by our shareholders is required to (i) increase the total amount of common stock awarded under the plan (except for adjustments in the outstanding shares of common stock by reason of a stock dividend or split, combination, recapitalization or reclassification), (ii) change the class of employees eligible to participate in the plan, (iii) withdraw the administration of the plan from the Stock Plan Committee, (iv) permit any member of the Stock Plan Committee to be eligible to participate in the plan or (v) extend the duration of the plan.

Federal Tax Considerations

Payroll deductions under the Employees Stock Purchase Plan are made after taxes. Participants do not recognize any additional income as a result of participation in the Employees Stock Purchase Plan until the disposal of shares of common stock acquired under the plan or the death of the participant. Participants who hold their shares of common stock for more than eighteen months or die while holding their shares of common stock will recognize ordinary income in the year of disposition or death equal to the lesser of: (a) the excess of the fair market value of the shares of common stock on the date of disposition or death over the purchase price paid by the participant; or (b) 15% of the fair market value of the shares of common stock on the first day of the purchase period as of which the shares were purchased. If the eighteen month holding period has been satisfied when the participant sells the shares of common stock or if the participant dies while holding the shares of common stock, we will not be entitled to any deduction in connection with the disposition of such shares by the participant.

Participants who dispose of their shares of common stock within eighteen months after the shares of common stock were purchased will be considered to have realized ordinary income in the year of disposition in an amount equal to the excess of the fair market value of the shares of common stock on the date they were purchased by the participant over the purchase price paid by the participant. If such dispositions occur, we generally will be entitled to a deduction at the same time and in the same amount as the participants who make those dispositions are deemed to have realized ordinary income.

Participants will have a basis in their shares of common stock equal to the purchase price of their shares of common stock plus any amount that must be treated as ordinary income at the time of disposition of the shares of common stock, as explained above. Any additional gain or loss realized on the disposition of shares of common stock acquired under the Employees Stock Purchase Plan will be capital gain or loss.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDMENT TO OUR EMPLOYEES STOCK PURCHASE PLAN

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RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Proposal 4)

Our Audit and Finance Committee has selected KPMG LLP as our registered public accounting firm, to audit the consolidated financial statements of the Company for the fiscal year ending August 29, 2009 and recommends that the shareholders ratify such selection. Shareholder ratification of the selection of KPMG LLP as our registered public accounting firm is not required by our Articles of Incorporation or otherwise. However, our board is submitting the selection of KPMG LLP as our registered public accounting firm to our shareholders for ratification as a matter of good corporate practice. If our shareholders fail to ratify the selection, our Audit and Finance Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, our Audit and Finance Committee in its discretion may direct the appointment of different independent auditors at any time during the year if our Audit and Finance Committee determines that such a change would be in our and our shareholders best interests. Representatives of KPMG LLP will be present at the Annual Meeting of Shareholders, will have the opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

KPMG LLP has audited the Company's consolidated financial statements since fiscal 1984.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF KPMG LLP AS OUR REGISTERED PUPLIC ACCOUNTING FIRM

SHAREHOLDER PROPOSALS AND OTHER MATTERS

Shareholder proposals intended to be considered at the Annual Meeting of Shareholders for the fiscal year ended August 29, 2009 and desired to be included in the proxy statement for the meeting must be received by us no later than August 15, 2009 and comply with certain rules and regulations promulgated by the Securities and Exchange Commission. A shareholder who may be interested in submitting such a proposal is advised to contact legal counsel familiar with the detailed requirements of the applicable rules and regulations. Under our by-laws, if a shareholder intends to propose an item of business to be presented at next year's Annual Meeting of Shareholders, that shareholder is required to give notice of the proposal to us and such notice must be received by us at our principal executive office no later than 90 days before the first anniversary of this year's meeting date, unless next year's meeting is more than 30 days before or after such anniversary, in which case notice must be received not less than 90 days in advance or, if later, within ten days of the first public announcement of the meeting date. The proposals also must comply with all applicable statutes and regulations.

ANNUAL REPORTS

Our annual report to shareholders for fiscal 2008, which report includes our Annual Report on Form 10-K for the fiscal year ended August 30, 2008, is available online at http://media.corporate-ir.net/media_files/irol/67/67168/2008ProxyAR.pdf and will be sent to any shareholder, without charge, upon written request. Except as expressly provided in our Annual Report on Form 10-K, our annual report to shareholders is not to be deemed a part of the proxy solicitation material and is not incorporated herein by reference.

By Order of the Board of Directors

Benno G. Sand
Executive Vice President, Business Development
Investor Relations and Secretary

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended August 30, 2008

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number 0-17276

FSI INTERNATIONAL, INC.

(Exact Name of Registrant as specified in its charter)

MINNESOTA	41-1223238
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

3455 LYMAN BOULEVARD, CHASKA, MINNESOTA 55318-3052

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code:

(952) 448-5440

Securities registered pursuant to Section 12(b) of the Securities Exchange Act:

Common Stock, no par value

Securities registered pursuant to Section 12(g) of the Securities Exchange Act:

Indicate by a check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.   Yes ☐   No ☑

Indicate by a check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.   Yes ☐   No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.   ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☑
(Do not check if a smaller reporting company)

Indicate by a check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act of 1934).   Yes ☐   No ☑

The aggregate market value of the voting common stock held by non-affiliates of the Registrant, based on the closing price on February 29, 2008, the last business day of the Registrant's most recently completed second fiscal quarter, as reported on the NASDAQ Global Market, was approximately $49,800,000. Shares of common stock held by each officer and director have been excluded from this computation in that such persons may be deemed to be affiliates. This amount is provided only for purposes of this report on Form 10-K and does not represent an admission by the Registrant or any such person as to the status of such person.

As of October 30, 2008, the Registrant had issued and outstanding 30,839,000 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for the Annual Meeting of Shareholders to be held on January 21, 2009 and to be filed within 120 days after the Registrant's fiscal year ended August 30, 2008, are incorporated by reference into Part III of this Form 10-K Report. (The Audit and Finance Committee Report and the Compensation Committee Report of the Registrant's proxy statement are expressly not incorporated by reference herein.)

PART I

Cautionary Information Regarding Forward-Looking Statements

Certain statements contained in this report on Form 10-K constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by that statute. Typically we identify forward-looking statements by use of an asterisk "*". In some cases, you can identify forward-looking statements by terminology such as "expects," "anticipates," "intends," "may," "should," "plans," "believes," "seeks," "estimates," "could," "would" or the negative of such terms or other comparable terminology. Such forward-looking statements are based upon current expectations and beliefs and involve numerous risks and uncertainties, both known and unknown, that could cause actual events or results to differ materially from these forward-looking statements. For a discussion of factors that could cause actual results to differ materially from those described in this Form 10-K, see the discussion of risk factors set forth below in Item 1.A. of this report. Although we believe that the expectations reflected in the forward-looking statements are reasonable as of the date of this report, we cannot guarantee future results, levels of activity, performance or achievements. We undertake no duty to update any of the forward-looking statements after the date of this report.

ITEM 1. *BUSINESS*

The Company

FSI International, Inc., a Minnesota corporation organized in 1973 ("FSI", the "Company", "we", "us"), designs, manufactures, markets and supports equipment used in the fabrication of microelectronics, such as advanced semiconductor devices. In fiscal 2008, we provided surface conditioning technology solutions and microlithography systems and support services to worldwide manufacturers of integrated circuits.

FSI manufactures, markets and supports surface conditioning equipment that uses wet, vapor, cryogenic and other chemistry techniques to clean, strip or etch the surfaces of silicon wafers. The Company's POLARIS® Microlithography Systems business provides low cost, highly flexible products that are used to deposit and develop light-sensitive material onto the surface of silicon wafers and similar substrates. These businesses are supported by service groups that provide finance, human resources, information services, sales and service, marketing and other administrative functions.

In fiscal 2008, we directly sold and serviced our products in North America, Europe, and the Asia Pacific region, except for Japan. In Japan, our products are sold and serviced through Apprecia Technology, Inc. ("Apprecia") (formerly known as m•FSI LTD), a company in which FSI maintains a 20 percent equity ownership. See Note 3 of the Notes to Consolidated Financial Statements for a discussion of our equity ownership in Apprecia.

Industry Background

The complex process of fabricating semiconductor devices involves several distinct phases that are repeated numerous times. Because each production phase typically requires different processing technologies and equipment, no single semiconductor equipment supplier currently produces all types of tools needed to equip an entire state-of-the-art fabrication facility. Instead, semiconductor device manufacturers typically equip their facilities by combining manufacturing equipment produced by a number of suppliers. Each set of equipment performs specific functions in the manufacturing process.

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Generally, increasing demand for computer chips, new computer chip designs, new materials of fabrication and new substrate (the underlying material upon which a semiconductor device or integrated circuit is formed) types — both size and composition — drives demand for new microelectronics manufacturing equipment and processes. Industries that use microelectronics increasingly demand higher performance devices from manufacturers. Over the last decade, device manufacturers have reduced the feature size and substantially increased the functionality of individual devices through a number of technological advances. Many of these advancements are made possible using the equipment and technologies FSI provides to the semiconductor industry.

Our business depends upon the microelectronics manufacturers' capital equipment expenditures. Manufacturers' expenditures in turn depend on the current and anticipated market demand for products that use microelectronic devices. The microelectronics industry is cyclical in nature and experiences periodic downturns. Microelectronics manufacturers require equipment suppliers to take an increasingly active role in meeting the manufacturers' technology development and capital productivity requirements. Equipment suppliers satisfy this requirement by developing and supporting products and processes required to address the new trends in microelectronics manufacturing. These trends include development of smaller geometries, transition to new materials, migration to larger wafers and wafer level packaging.

According to the Gartner Group, purchases of semiconductor equipment by microelectronics manufacturers totaled $45 billion in calendar 2007. Based upon the most recent Gartner Group forecast, spending on semiconductor equipment is expected to decrease by 25% to $34 billion in calendar 2008.*

Products

The sales mix between system sales and spare parts and service sales has varied from year to year. The following table sets forth, for the periods indicated, the amount of revenues and approximate percentages of our total revenues for systems and spare parts and service:

	Fiscal Year Ended					
	August 30, 2008		August 25, 2007		August 26, 2006	
	(Dollars in thousands)					
Systems	$51,365	65.6%	$ 85,444	73.5%	$ 80,361	71.0%
Spare parts and service	26,891	34.4%	30,789	26.5%	32,880	29.0%
	$78,256	100.0%	$116,233	100.0%	$113,241	100.0%

Systems

Our surface conditioning ("SC") systems perform etching and cleaning operations for:

- front-end-of-line ("FEOL") fabrication steps, where integrated circuits or transistors are formed in and on the substrate during the manufacturing process;

- back-end-of-line ("BEOL") fabrication steps, where metal wiring levels are formed on the surface of the wafer and are connected to the transistors; and

- wafer-level packaging surface preparation, including cleaning, etching and stripping functions necessary to fabricate solder bumps or other terminal structures needed to connect the chip to the circuit board.

Today's most advanced integrated circuit ("IC") manufacturing involves more than 100 surface preparation steps. Many factors are considered when designing and optimizing a surface preparation process to meet a particular application need. These factors can include:

- cleaning and etching goals, which are related to the removal of wafer contaminates and films;

- selectivity goals, which are related to leaving desired films and structures intact; and

- manufacturing goals, which are related to cost, productivity, safety and environmental concerns.

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The priority of each factor in determining the final surface preparation process can vary widely across the approximately 100 different steps and depends on the contaminants that need to be removed, the materials that need to be preserved on the wafer surface, the dimensions of patterned features and overall process integration. These varied requirements and priorities indicate that no single surface preparation technology can provide the optimal process for every surface preparation requirement. This is why FSI offers a range of technologies that allow us, with our customers, to select and optimize the best solution for each step. These technologies include batch and single wafer spray, batch immersion and single wafer cryogenic aerosol.

Batch Spray Processing Systems. Our batch spray processing systems, which include the ZETA® and MERCURY® Spray Cleaning Systems, are sophisticated surface conditioning systems that remove unwanted films and contaminants from the surface of semiconductor wafers at various stages in the microelectronic device fabrication process. Multiple cassettes that contain up to 27 wafers each are placed onto a turntable inside the system's process chamber. As the turntable rotates, dispense ports apply a chemical spray to the wafers' surfaces to dissolve and remove the undesirable films and contaminants. After chemical application, ultra pure water is sprayed on the wafer surfaces to rinse away the chemicals. Multiple chemical and rinse steps may be employed depending on the customer's specific application. The process sequence is completed with a drying step where a flow of nitrogen into the chamber dries the wafers and the chamber. Our control system and chemical mixing manifold allow the user to define, control and monitor a variety of chemical mixtures, temperatures and sequences. This enables the user to rapidly develop new processes and utilize the systems for multiple applications.

Our batch spray systems achieve state-of-the-art performance and are well suited for applications that require removal of high levels of contamination, such as implanted photoresist and unreacted salicide metal. Through efficient mixing and use of chemicals and water packaged in a small product footprint, customers may realize lower operational costs than with competing systems. ZETA systems are differentiated in that they dispense fresh chemicals during wafer processing as compared to wet bench systems that may use recirculated chemicals. Fresh chemical dispense leads to the lowest possible surface contamination levels, which is critical in the fabrication of advanced devices.

The ZETA® System is a fully-automated batch spray processor currently available in configurations for both 200 and 300mm wafers. The advanced process controls, process capability and automation are ideal for leading technology nodes, particularly from 90 nanometers ("nm") down to 32nm and below. Our ZETA products provide a reliable, automated environment to move wafers to and from the process chamber. This tool's eight-chemical flow system allows for a wide range of chemical blend ratios. The system is also available in a lower cost semi-automated configuration capable of processing 150 or 200mm wafers.

Introduced in 2006, the ZETA G3 platform builds on the capabilities of the previous generation of ZETA systems and offers IC manufacturers better performance and higher productivity. The ZETA's G3 hardware uniquely enables the implementation of ViPR™ technology (described below) and features enhanced robotics that enable higher throughput for certain applications. The ZETA G3 platform is designed for 200 and 300mm batch spray FEOL and BEOL cleaning processes with proven capability for 90, 65 and 45nm technology nodes.

Subsequent generations of the ZETA system have increased capabilities with the addition of new tool packages and processes, including:

- The FlashClean™ Advantage package, consisting of hardware, software and process advancements, enhances system productivity and performance by decreasing process time and increasing throughput.

- The EcoBlend™ dilute acid process offers a cost-effective and environmentally friendly method to remove post-ash residues for aluminum and tungsten interconnect applications.

- The ViPR™ technology is an ash-free, wet resist stripping process that eliminates the need for ashing on most implanted photoresist stripping steps. Ashing is a method of stripping photoresist using an excited gas such as oxygen plasma, ozone or hydrogen-containing plasma, which can cause surface damage and undesired material loss. ViPR technology is available on FSI's ZETA G3 Spray Cleaning Platform.

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- Beginning in 2008, the ViPR™ technology is now being offered as replacement chemistry in nickel platinum and cobalt silicide formation. ViPR technology for silicide allows customers to eliminate the use of aqua regia (a mixture of nitric acid and hydrochloric acid) chemistry which can attack nickel platinum silicide in 45 and 32nm devices. ViPR technology has been demonstrated at multiple customer sites to eliminate the silicide attack and is now being adopted by customers in manufacturing.

The MERCURY® System is a semi-automated batch spray processor designed for wafer sizes up to 200mm in diameter and process technologies through the 130nm node. The system offers the benefits of low capital cost and low cost of ownership in a small footprint.

CryoKinetic Processing Systems. Our ANTARES CryoKinetic Cleaning System is a fully automated, single-wafer cleaning platform designed for 200 and 300mm wafers. CryoKinetic cleaning is a physical energy transfer process used to remove non-chemically bonded particles from the surface of a microelectronic device. These systems offer a field-proven history of removing surface particle defects and improving customer yields. The ANTARES system uses an all-dry non-chemically reactive method for removing defects from all surface types from the beginning to the end of the device manufacturing process. Of particular benefit to our customers is its inherent compatibility with new device materials and increasingly smaller device features.

CryoKinetic clean technology allows our customers to insert particle removal steps in the manufacturing line where previous or traditional wet cleaning and scrubber methods have been phased out due to their incompatibility with new materials and their propensity to cause watermark residue and surface charge defects. Implementing the CryoKinetic clean technology allows our customers to recover yield that would normally be lost where traditional approaches cannot be used, such as after in-line electrical probing of wafers. Because of the increasing number of BEOL wiring levels on advanced devices, IC manufacturers are performing electrical tests on partially completed (in-line) wafers by contacting the wafer surface with metal probes. This in-line probing creates debris on the wafer surface that cannot be removed with traditional cleaning methods due to the sensitivity of the exposed materials (copper and low-k dielectrics). This debris results in extensive yield loss as the wafers proceed through the rest of the manufacturing process, causing IC manufacturers to scrap many of the wafers which are tested with in-line probing. The ANTARES clean can eliminate defects created by in-line electrical probing so IC makers can collect electrical test data without scraping wafers. In this case, the IC makers can test more wafers for better process control, which may result in higher yield.

We believe the technical capabilities of the ANTARES system are extendable well beyond current technology nodes and may result in increased customer acceptance due to the limitations of scrubbing methods.*

Immersion Processing Systems. Immersion cleaning systems are used to clean silicon wafers by immersing wafers in multiple tanks filled with process chemicals. These systems enable the implementation of high performance isopropyl alcohol ("IPA") assisted drying to meet the critical cleaning requirements for 90, 65, and 45nm technology nodes. Our MAGELLAN Immersion Cleaning System is a fully automated immersion cleaning product designed for either 200 or 300mm wafers at advanced technology nodes and is capable of multiple cleans, including critical clean, resist strip and etch. We believe this system compares favorably to competing systems through its process performance, flexibility, extendibility, and rapid cycle time in a footprint that is smaller than the leading competition when configured for specific applications. The MAGELLAN Immersion Cleaning System incorporates a portfolio of exclusive intellectual property, including our Surface Tension Gradient (STG®) rinse/dry technology, SymFlow® etch technology, ozone oxide re-growth technology, and narrow-gate-compatible MegaLens™ Acoustic Diffuser megasonic cleaning technology. The MAGELLAN System is qualified for several processes including FEOL critical clean, FEOL photoresist strip and post-ash clean, as well as oxide etch and nitride etch.

Vapor Processing Systems. We discontinued the EXCALIBUR product line at the end of calendar year 2005 for advanced applications, but we have retained a portfolio of intellectual property patents relating to this technology. We will continue to fill orders for existing customer demands, such as an EXCALIBUR system sale for an application in the microelectromechanical market ("MEMs").

Single Wafer Cleaning Systems. Our newest platform, the ORION® Single Wafer Cleaning System, is for cleaning 300mm semiconductor wafers in a closed chamber, single wafer environment. The ORION platform uses FSI's core technologies, including in-line chemical blending, energetic aerosol chemical and water delivery, recipe driven process flexibility and closed chamber environmental control. Its small footprint modular design has the flexibility to enable clustering of different chamber types and the extendibility to add modules to increase maximum throughput. In addition to offering a highly productive and space efficient cleaning solution, the system's unique closed chamber permits control of the environment in which the wafer is processed. Benefits include elimination of water marks, reduction of oxidation and related material loss, prevention of galvanic corrosion of metal film stacks, and the use of our proprietary ViPR™ Technology to strip implanted photoresist and salicide metal residues.

Resist Processing Systems. Our POLARIS® Microlithography System is used to deposit polyimide resist and photoresist, light-sensitive, etch-resistant materials used to transfer an image to the surface of a silicon wafer, or similar material wafer, and then bake, chill and develop the deposited material after exposure. We are focused on providing cost effective solutions to our existing base of POLARIS system customers and for specialized markets, including wafer level packaging, MEMS, thin film head (a device manufactured on a silicon wafer which is capable of reading and writing information onto a compact disc or other information storage device), radio frequency ("RF") and optical devices. Through our POLARIS Refresh Program™, in which customers can purchase pre-owned, certified POLARIS clusters (an integrated environmentally isolated manufacturing system consisting of process, transport, and cassette modules mechanically linked together) made of both new and/or re-manufactured modules. This allows customers to add capacity for a lower capital investment. The ratio of new to pre-owned modules is based on customer expectations and the availability of used modules. These systems are able to accommodate a variety of processes and can be purchased in a new configuration or a system can be reconfigured and upgraded to match previously installed configurations.

Spare Parts and Service

We offer system and subsystem upgrade packages, spare part kits, individual spare part components, robot refurbishment and replacement, and support services that provide product and process enhancements to extend the life of previously purchased and installed systems. Our customer service and process engineers assist and train customers worldwide to perform preventive maintenance on, and to service, our equipment. In addition, our process engineering groups develop process applications to expand the capabilities of our equipment. These upgrade and spare part packages and support service programs enable our worldwide customers to realize a higher return on their capital investment. We sell a variety of process, service and maintenance programs. A number of customers have purchased maintenance contracts in which our service employees work at the customer's facility to provide process service and maintenance support for our equipment.

Backlog and Seasonality

Our backlog consists of customer purchase orders with delivery dates within the next 12 months. Our backlog was $5.6 million at fiscal 2008 year-end and $15.2 million at fiscal 2007 year-end. Approximately 37% of our backlog at fiscal 2008 year-end was comprised of orders from two customers. Approximately 42% of our backlog at fiscal 2007 year-end was comprised of orders from two other customers. All orders are subject to cancellation by the customer and in some cases a penalty provision could apply to a cancellation.

In fiscal 2008 and 2007, no significant purchase orders were canceled..Because of the timing and relative size of certain orders we received and possible changes in delivery schedules and order cancellations, our backlog can vary from time to time so that backlog as of any particular date is not necessarily indicative of actual sales for any subsequent period. Our business is cyclical but is not seasonal to any significant extent.

Research and Development

We believe that our future success depends in large part on our ability to enhance and advance, in collaboration with our customers and other equipment and materials manufacturers, our existing SC product lines to meet the changing needs of microelectronics manufacturers. We believe that industry trends, such as

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the use of smaller circuit geometries, the increased use of larger substrates and manufacturers' increased desire for integrated processing equipment, will make highly automated and integrated systems, including single substrate processing systems, more important to customers. For assistance in our development efforts, we maintain relationships with our customers and industry consortium, who help identify and analyze industry trends and assess how our development activities meet the industry's advanced technology needs.

Our current research and development programs are focused on creating new processes and technologies for cleaning substrates without damaging the increasingly smaller patterned features being used for the most advanced IC devices. We are also conducting programs to increase process control and flexibility through monitoring and software management systems and process automation, robotics automation in the cleanroom, and integration of our product offerings with other suppliers' products. Each of these programs involves collaboration with customers and other equipment manufacturers to ensure proper machine configuration and process development to meet industry requirements.

We maintain an 8,000-square-foot, state-of-the-art demonstration and process development laboratory for our SC business at our Chaska, Minnesota facility. In addition, we lease 2,500 square feet of laboratory and office space in Allen, Texas for process development and demonstration for our resist processing products.

Expenditures for research and development, which are expensed as incurred, during fiscal 2008 were approximately $19.0 million, representing 24.2% of total sales. Expenditures for research and development during fiscal 2007 were approximately $24.1 million, representing 20.7% of total sales, and expenditures for research and development during fiscal 2006 were approximately $24.3 million, representing 21.5% of total sales.

We expect to continue to make substantial investments in research and development.* We also recognize the importance of managing product transitions successfully, as the introduction of new products could adversely affect sales of existing products.

Marketing, Sales and Support

We market our products worldwide to manufacturers of microelectronic devices. Our marketing and sales efforts are focused on building long-term collaborative relationships with our customers. These efforts are supported by marketing, sales, and service personnel, along with applications engineers. These worldwide FSI teams work collaboratively with individual IC manufacturers, in FSI process laboratories and at customer sites, to integrate FSI developed product and process innovations into customer process flows and optimize them according to customer priorities.

As of the end of fiscal 2008, our sales efforts were supported by 117 employees and contractors engaged in customer service and support. During fiscal 2008, we directly sold and serviced our products in North America, Europe and the Asia Pacific region, and through Apprecia in Japan.

By providing a full portfolio of direct support services, we have developed stronger customer relationships and our customers continue to show greater interest in expanding beyond their current use of our traditional spray cleaning technologies to include new FEOL, BEOL and wafer bumping applications for spray, as well as employing our advanced immersion and CryoKinetic technologies. Our increased responsiveness on the local level has resulted in more collaborative efforts and joint development programs with IC makers throughout the world for 65nm production and 45 and 32nm development projects.

International sales accounted for approximately 76% of total sales in fiscal 2008, 69% of total sales in fiscal 2007, and 62% of total sales in fiscal 2006.

Manufacturing, Raw Materials and Suppliers

We maintain manufacturing facilities in Chaska, Minnesota and Allen, Texas. We typically assemble our products and systems from components and prefabricated parts manufactured and supplied by others, including process controllers, robots, integrated circuits, power supplies, stainless steel pressure vessels, chamber bowls, valves and relays. Certain items manufactured by third parties are custom-made to our specifications.

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Typically, final assembly and systems tests are performed by our manufacturing personnel. Quality control is maintained through quality assurance programs with suppliers, incoming inspection of components, in-process inspection during equipment assembly, and final inspection and operation of manufactured equipment prior to shipment. We have a company-wide quality program in place and received ISO 9001 certification in 1994 and ISO 9000:2000 certification in 2003.

Certain components and subassemblies included in our products are obtained from a single supplier or a limited group of suppliers to ensure overall quality and delivery timeliness. We purchased approximately 11% of our fiscal 2008 inventory purchases, 10% of our fiscal 2007 inventory purchases, and 13% of our fiscal 2006 inventory purchases from one supplier. We purchased approximately 10% of our fiscal 2006 inventory purchases from another supplier. Although we seek to reduce dependence on sole and limited-source suppliers, disruption or termination of certain of our inventory sources could have a temporary adverse effect on our operations. We believe that alternative sources could be obtained and qualified to supply these products, if necessary, but that production delays would likely occur in some cases.* Further, a prolonged inability to obtain certain components could have an adverse effect on our operating results, delay scheduled deliveries and result in damage to customer relationships.

Competition

The semiconductor equipment industry is very competitive and marked by continuous technological challenges. Significant competitive factors in the equipment market include system price, which encompasses total cost of ownership, quality, process performance, reliability, flexibility, extendibility, integration with other products, process or tool of record, and customer support.

Many of our established competitors have greater financial, engineering, research, development, manufacturing, marketing, service and support resources. To remain competitive, we must invest in research and development, marketing, customer service and support programs, and also manage our operating expenses. We cannot assure that we will have sufficient resources to continue to make these investments or that our products will continue to be viewed as competitive as a result of technological advances by existing or new competitors or due to changes in semiconductor technology.

Our products compete with, among others, DaiNippon Screen Manufacturing Co. Ltd., Kaijo Denki, S.E.S. Co., Ltd., Semitool, Inc., Lam Research, SEMES Co. LTD, Tokyo Electron Ltd. and several smaller companies. In addition, we compete with various small equipment refurbishment, equipment maintenance and spare parts providers.

Customers

We sell products from one or more of our product lines to most major microelectronics manufacturers. We have an extensive history of sales to several of the largest IC manufacturers and over 100 active customers worldwide. The loss of any of these customers could have a material adverse effect on our operations. The following customers accounted for 10% or more of our total sales in fiscal 2008, 2007 and 2006:

Customer	Fiscal 2008	Fiscal 2007	Fiscal 2006
Samsung Electronics	19%	13%	11%
ST Microelectronics	12%	◆	14%
Intel Corporation	◆	11%	◆
Texas Instruments	◆	◆	13%
Seagate Technology, Inc.	◆	◆	11%

◆ Customer accounted for less than 10% of our total sales during the fiscal year.

We have experienced, and expect to continue to experience, fluctuations in our customer mix.* The timing of an order for our equipment is primarily dependent upon the customer's expansion program, replacement needs, or requirements to improve productivity and yields. Consequently, a customer who places significant orders in one year will not necessarily place significant orders in subsequent years.

Under the new distribution agreement entered into on May 15, 2007 with Apprecia, Apprecia has exclusive distribution rights for five years with respect to our SC products in Japan. Prior to its expiration, the distribution agreement with Apprecia may be terminated only upon the occurrence of certain events or conditions or as otherwise mutually agreed. There is no current obligation under the distribution agreement for Apprecia to purchase a specified amount or percentage of our products. However, a minimum purchase obligation is imposed on Apprecia beginning in fiscal 2009.

Patents, Trademarks and Intellectual Property

Our success depends upon a variety of factors, including proprietary technology. It is important to protect our technology by obtaining and enforcing patents. Consequently, we have an active program to file patent applications in the United States and other countries on inventions we consider significant. We also possess other proprietary intellectual property, including trademarks, know-how, trade secrets and copyrights. We also protect our proprietary information through confidentiality agreements with our employees and various third parties.

We have a number of patents in the United States and other countries, with additional applications pending. These patents may be challenged, invalidated or circumvented, or may not provide any competitive advantages to us. Pending applications may not result in patents and the claims allowed in future patents may not be sufficiently broad to protect our technology. The laws of some foreign countries may not permit the protection of our proprietary rights to the same extent as under the laws of the United States. We believe that the protections afforded by our patents, patent applications, and other intellectual property rights have value. Because of rapidly changing technology, our future success depends on the know-how of our employees.

In the normal course of business, we occasionally receive and make inquiries about possible patent infringement. In dealing with such inquiries, it may be necessary or useful for us to obtain or grant licenses or other rights. However, we cannot assure that such license rights will be available to us on commercially reasonable terms, or even at all. The inability to obtain certain license or other rights, or to obtain such licenses or rights on favorable terms, or the need to engage in litigation could have a material adverse effect on us.

We offer our microlithography POLARIS system pursuant to a non-exclusive license from Texas Instruments Incorporated ("TI"). We have converted the license to a fully paid-up, worldwide license to sell and manufacture the POLARIS system. We also have the non-exclusive right to manufacture and sell related TI modules. The license agreement with TI continues until terminated by either party upon a breach by the other, and the failure to cure, in accordance with the terms of the agreement.

We offer our SC ANTARES CX Cleaning System under license agreements from IBM Corporation. The licenses require certain minimum and system-based royalties. Royalties are based on the "royalty portion revenues" of licensed equipment that excludes amounts for freight, taxes, customers' duties, insurance, discounts, and certain equipment not manufactured by us.

As of August 30, 2008, we had 84 U.S. patents. Expiration dates range from September 2008 to July 2026. In addition, we have 25 pending U.S. patent applications in various stages of the patent examination process.

Employees

As of August 30, 2008, we had 408 full and part-time employees. Competition for highly skilled employees is intense. We believe that a great part of our future success depends upon our continued ability to retain and attract qualified employees. We are not subject to any collective bargaining agreements in the United States and have never been subject to a work stoppage. We are subject to collective bargaining agreements in Italy and France covering approximately 20 employees. We have never been subject to a work stoppage in Italy or France. In September 2008, as part of cost reductions and restructuring initiatives, we reduced our headcount to approximately 360 full and part time employees.

Environmental Matters

In January 2003, we received our certificate of registration from BSI Management Systems, an independent business services organization that certifies management systems and products, for its ISO 14001 environmental management system. ISO 14001 is an internationally recognized environmental management standard that empowers organizations to address the environmental impact of its activities, services and processes. The standard then provides a framework for enterprises to take steps to identify issues significant to them and implement environmental management programs to achieve improved performance. Registration with ISO 14001 allows companies to reaffirm that environmental processes are essential components of their business strategy. We have a long history of environmentally-friendly practices including research and development programs that actively seek ways to operate more environmentally efficient. We registered with ISO 14001 to emphasize our ongoing commitment to the preservation and protection of the environment, and to support existing environmental health and safety initiatives.

We implemented an enterprise-wide program to actively engage our employees to develop ways to, and emphasize the importance of, protecting the environment in everyday life at FSI. Our programs include recycling, water use reductions, chemical handling processes and equipment design for the environment.

We are subject to a variety of governmental regulations related to the discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in the manufacturing and product development process. We believe that we are in compliance with these regulations and that we have obtained all necessary environmental permits to conduct our business. These permits generally relate to the disposal of hazardous wastes. If we fail to comply with present or future regulations, fines could be imposed, production and product development could be suspended, or operations could cease. Such regulations could require us to acquire significant equipment or take other actions necessary to comply with environmental regulations at a potentially significant cost. If we fail to control the use of, or adequately restrict the discharge and disposal of, hazardous substances, we could incur future liabilities.

We believe that compliance with federal, state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, will not have a material effect upon our capital expenditures, earnings or competitive position.*

International Sales

Our international sales for each of the last three fiscal years are disclosed in the consolidated financial statements included in Item 8 of this report.

Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 are available free of charge on our website at www.fsi-intl.com as soon as reasonably practicable after such reports have been filed with or furnished to the Securities and Exchange Commission.

Item 1.A. *Risk Factors*

Our business faces significant risks. The risks described below are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial also may impair our business operations. If any of the events or circumstances described in the following risks occurs, our business, operating results or financial condition could be materially adversely affected. The following risk factors should be read in conjunction with the other information and risks set forth in this report.

If the recent worsening of credit market conditions continues or increases, it could have a material adverse impact on our investment portfolio.

Recent U.S. sub-prime mortgage defaults have had a significant impact across various sectors of the financial markets, causing global credit and liquidity issues. The short-term funding markets experienced credit

issues during the second half of calendar 2007 and continuing into the first quarter of calendar 2008, leading to liquidity disruption in asset-backed commercial paper and failed auctions in the auction rate market. If the global credit market continues to deteriorate, our investment portfolio may be impacted and we could determine that some of our investments are impaired. This could materially adversely impact our results of operations and financial condition.

Our investment portfolio includes auction rate securities ("ARS"), which are investments with contractual maturities between 5 to 35 years. ARS are usually found in the form of municipal bonds, preferred stock, a pool of student loans or collateralized debt obligations. The interest rates of our ARS are reset every 28 days through an auction process and at the end of each reset period, investors can sell or continue to hold the securities at par.

Of the ARS held by us, $6.8 million par value are backed by student loans and are over-collateralized, insured and guaranteed by the United States Federal Department of Education. The remaining $0.9 million par value relates to manufactured housing and are collateralized by the principle housing contract trusts associated with the related loans and are insured by third parties. In addition, all ARS held by us are rated by the major independent rating agencies and carry investment grade ratings and have not experienced any payment defaults.

Beginning in the second quarter of fiscal 2008, all of our ARS experienced failed auctions due to sell orders exceeding buy orders. These failures are not believed to be a credit issue, but rather caused by a lack of liquidity. Under the contractual terms, the issuer is obligated to pay penalty interest rates should an auction fail. We cannot liquidate our ARS until a successful auction occurs, the issuer redeems the ARS, a buyer is found outside of the auction process or the underlying securities have matured.

We recorded an other than temporary impairment of approximately $0.4 million as of August 30, 2008 relating to the $6.8 million par value ARS, backed by student loans.

There is no assurance that future auctions of our ARS will be successful. As a result, our ability to voluntarily liquidate and recover the carrying value of some or all of the ARS we hold may be limited for an indefinite period of time. If an issuer of our ARS is unable to successfully close future auctions or does not redeem the ARS, or the United States government fails to support its guaranty of the obligations, we may be required to adjust the carrying value of the ARS and record additional impairment charges in future periods, which could materially affect our results of operations and financial condition.

Because our business depends on the amount that manufacturers of microelectronics spend on capital equipment, downturns in the microelectronics industry may adversely affect our results.

The microelectronics industry experiences periodic downturns, which may have a negative effect on our sales and operating results. Our business depends on the amounts that manufacturers of microelectronics spend on capital equipment. The amounts they spend on capital equipment depend on the existing and expected demand for semiconductor devices and products that use semiconductor devices. When a downturn occurs, some semiconductor manufacturers experience lower demand and increased pricing pressure for their products. As a result, they are likely to purchase less semiconductor processing equipment and have sometimes delayed making decisions to purchase capital equipment. In some cases, semiconductor manufacturers have canceled or delayed orders for our products. Typically, the semiconductor equipment industry has experienced more pronounced decreases in net sales than the semiconductor industry as a whole.

Since early calendar 2007, we, along with others in the semiconductor equipment industry, have experienced a downturn in orders for new equipment as well as delays in existing orders, primarily from logic and flash memory manufacturers. We cannot predict the extent and length of the current downturn in orders and the overall softening in the industry in these segments. In addition:

- the semiconductor equipment industry may experience other, possibly more severe and prolonged, downturns in the future;

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- any future recovery of the microelectronics industry may not result in an increased demand by semiconductor manufacturers for capital equipment or our products; and

- the semiconductor equipment industry may not improve in the near future or at all.

Our licensing practices related to international spare parts sales may subject us to fines and could reduce our ability to be competitive in certain countries.

In addition to offering our customers microelectronics manufacturing equipment, we provide replacement spare parts, spare part kits and assemblies. In late calendar 2006, we determined that certain of our replacement valves, pumps and heaters could fall within the scope of United States export licensing regulations to products that could be used in connection with chemical weapons processes. We determined that these regulations require us to obtain licenses to ship some of our replacement spare parts, spare part kits and assemblies to customers in certain controlled countries as defined in the export licensing regulations. During the second quarter of fiscal 2007, we were granted licenses to ship replacement spare parts, spare parts kits and assemblies to all customers in the controlled countries where we currently conduct business.

The applicable export licensing regulations frequently change. Moreover, the types and categories of products that are subject to export licensing are often described in the regulations in general terms and could be subject to differing interpretations.

In the second quarter of fiscal 2007, we made a voluntary disclosure to the United States Department of Commerce to clarify our licensing practices and to review our practices with respect to prior sales of certain. replacement valves, pumps and heaters to customers in several controlled countries as defined in the licensing regulations.

The United States Department of Commerce could assess penalties for any past violation of export control regulations. The licenses that were granted do not mitigate our risk with respect to past violations.

Failure of our products to gain market acceptance would adversely affect our financial condition.

We believe that our growth prospects depend upon our ability to gain customer acceptance of our products and technology, particularly newly developed products. Market acceptance of products depends upon numerous factors, including:

- compatibility with existing manufacturing processes and products;

- ability to displace incumbent suppliers or processes or tools of record;

- perceived advantages over competing products; and

- the level of customer service available to support such products.

Moreover, manufacturers often rely on a limited number of equipment vendors to meet their manufacturing equipment needs. As a result, market acceptance of our products may be affected adversely to the extent potential customers utilize a competitor's manufacturing equipment. There can be no assurance that sales of new products will remain constant or grow or that we will be successful in obtaining broad market acceptance of our systems and technology.

We expect to spend a significant amount of time and resources to develop new systems and enhance existing systems. In light of the long product development cycles inherent in our industry, we will make these expenditures well in advance of the prospect of deriving revenue from the sale of any new systems. Our ability to commercially introduce and successfully market any new systems is subject to a wide variety of challenges during this development cycle, including start-up bugs, design defects and other matters that could delay introduction of these systems to the marketplace. In addition, since our customers are not obligated by long-term contracts to purchase our systems, our anticipated product orders may not materialize or orders that do materialize may be canceled. As a result, if we do not achieve market acceptance of new products, we may not be able to realize sufficient sales of our systems in order to recoup research and development expenditures.

The failure of any of our new products, for example the ORION®, to achieve market acceptance would harm our business, financial condition, and results of operations and cash flows.

If we do not continue to develop new products, we will not be able to compete effectively.

Our business and results of operations could decline if we do not develop and successfully introduce new or improved products that the market accepts. The technology used in microelectronics manufacturing equipment and processes changes rapidly. Industry standards change constantly and equipment manufacturers frequently introduce new products. We believe that microelectronics manufacturers increasingly rely on equipment manufacturers like us to:

- design and develop more efficient manufacturing equipment;

- design and implement improved processes for microelectronics manufacturers to use; and

- make their equipment compatible with equipment made by other equipment manufacturers.

To compete, we must continue to develop, manufacture, and market new or improved products that meet changing industry standards. To do this successfully, we must:

- select appropriate products;

- design and develop our products efficiently and quickly;

- implement our manufacturing and assembly processes efficiently and on time;

- make products that perform well for our customers;

- market and sell our products effectively; and

- introduce our new products in a way that does not unexpectedly reduce sales of our existing products.

Product or process development problems could harm our results of operations.

Our products are complex, and from time to time have defects or bugs that are difficult and costly to fix. This can harm our results of operations in the following ways:

- we may incur substantial costs to ensure the functionality and reliability of products early in their life cycle;

- repeated defects or bugs can reduce orders, increase manufacturing costs, adversely impact working capital and increase service and warranty expenses; and

- we may require significant lead times between product introduction and commercialization.

As a result, we may have to write off inventory and other assets related to products and could lose customers and revenue. There is no assurance that we will be successful in preventing product and process development problems that could potentially harm our results of operations.

It may be difficult for us to compete with stronger competitors resulting from industry consolidation.

In the past several years, we have seen a trend toward consolidation in the microelectronics equipment industry. We expect the trend toward consolidation to continue as companies seek to strengthen or maintain their market positions in a rapidly changing industry.* We believe that industry consolidations may result in competitors that are better able to compete. This could have a significant negative impact on our business, operating results, and financial condition.

Future acquisitions may dilute our shareholders' ownership interests and have other adverse consequences.

Because of consolidations in the semiconductor equipment industry we serve and other competitive factors, our management will seek to acquire additional product lines, technologies, and businesses if suitable

opportunities develop. Acquisitions may result in the issuance of our stock, which may dilute our shareholders' ownership interests and reduce earnings per share. Acquisitions also may increase debt levels and the related goodwill and other intangible assets, which could have a significant negative effect on our financial condition and operating results. In addition, acquisitions involve numerous risks, including:

- difficulties in absorbing the new business, product line, or technology;

- diversion of management's attention from other business concerns;

- entering new markets in which we have little or no experience; and

- possible loss of key employees of the acquired business.

Because of the volatility of our stock price, the ability to trade FSI shares may be adversely affected and our ability to raise capital through future equity financing may be reduced.

Our stock price has been volatile in the past and may continue to be so in the future. In the first nine weeks of fiscal 2009, our stock price ranged from $0.31 to $1.21 per share. In fiscal 2008, our stock price ranged from $1.08 to $2.73 per share and in fiscal 2007, our stock price ranged from $2.13 to $6.90 per share.

The trading price of our common shares is subject to wide fluctuations in response to various factors, some of which are beyond our control, including factors discussed elsewhere in this report, and the following:

- failure to meet the published expectations of securities analysts for a given period;

- changes in financial estimates by securities analysts;

- press releases or announcements by, or changes in market values of, comparable companies;

- additions or departures of key personnel; and

- involvement in or adverse results from litigation.

The prices of technology stocks, including ours, have been particularly affected by extreme fluctuations in price and volume in the stock market generally. These broad stock market fluctuations may have a negative effect on our future stock price.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. In the future we could be the target of this type of litigation. Securities litigation may result in substantial costs and divert management's attention and resources, which could seriously harm our business.

Our common stock is at risk for delisting from the NASDAQ Global Market. If it is delisted, our stock price and the liquidity of our common stock may be impacted.

Our stock price has been below $1.00 since September 2008. The NASDAQ has waived the minimum $1.00 per share bid price requirement until January 16, 2009. If the bid price remains below $1.00 for 30 consecutive business days after January 16, 2009, we could receive notice from the NASDAQ Global Market stating that the bid price of our common stock had closed below the minimum $1.00 per share requirement for continued inclusion on the NASDAQ Global Market under Marketplace Rule 4310(c)(4). Under NASDAQ Marketplace Rule 4310(c)(8)(D), we would then have 180 calendar days to regain compliance. If at any time after receiving the notice, the bid price of our common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days, the NASDAQ Global Market would notify us that we have achieved compliance with the minimum bid price rule. However, if we did not regain compliance with the minimum bid price rule within the 180 calendar days, the NASDAQ Global Market would determine whether we met the initial listing criteria for the NASDAQ Capital Market other than the bid price requirement. If we met such criteria, we would be afforded an additional 180 calendar days in order to regain compliance with the minimum bid price rule.

If we fail to meet NASDAQ's maintenance criteria, our common stock will be delisted from the NASDAQ Global Market.

If we fail to maintain the standards necessary to be quoted on the NASDAQ Global Market and our common stock is delisted, trading in our common stock would be conducted on the NASDAQ Capital Market or other available market, provided we meet the standards of such market. Our stock price, as well as the liquidity of our common stock, may be adversely impacted as a result.

Because our quarterly operating results are volatile, our stock price could fluctuate.

In the past, our operating results have fluctuated from quarter to quarter and are likely to do so in the future. These fluctuations may have a significant impact on our stock price. The reasons for the fluctuations in our operating results, such as sales, gross profits, and net loss, include:

- *The Timing of Significant Customer Orders and Customer Spending Patterns.* During industry downturns, our customers may ask us to delay or even cancel the shipment of equipment orders. Delays and cancellations may adversely affect our operating results in any particular quarter if we are unable to recognize revenue for particular sales in the quarter in which we expected those sales.

- *The Timing of Customer Acceptances.* Based on our revenue recognition policy, certain shipments to customers are not recognized until customer acceptance. Delays of customer acceptances may adversely affect our operating results in any particular quarter if we are unable to recognize revenue for particular sales in the quarter in which we expected those sales.

- *The Timing of New Product and Service Announcements By Us or Our Competitors.* New product announcements by us or our competitors could cause our customers to delay a purchase or to decide to purchase products of one of our competitors which would adversely affect our revenue and, therefore, our results of operations. New product announcements by others may make it necessary for us to reduce prices on our products or offer more service options, which could adversely impact operating margins and net income.

- *The Mix of Products Sold and the Market Acceptance of Our New Product Lines.* The mix of products we sell varies from period to period, and because margins vary among or within different product lines, this can adversely affect our results of operations. If we fail to sell products that generate higher margins, our average gross margins may be lower than expected. If we fail to sell our new product lines, our revenue may be lower than expected.

- *General Global Economic Conditions or Economic Conditions in a Particular Region.* When economic conditions in a region or worldwide worsen, customers may delay or cancel their orders. There also may be an increase in the time it takes to collect payment from our customers or even outright payment defaults. This can negatively affect our cash flow and our results.

As a result of these factors, our future operating results are difficult to predict. Further, we base our current and future expense plans in significant part on our expectations of our longer-term future revenue. As a result, we expect our expense levels to be relatively fixed in the short-run. An unanticipated decline in revenue for a particular quarter may disproportionately affect our net income in that quarter. If our revenue is below our projections, then our operating results will also be below expectations. Any one of the factors we list above, or a combination of them, could adversely affect our quarterly results of operations, and consequently may cause a decline in our share price.

Changes in demand caused by fluctuations in foreign currency exchange rates may reduce our international sales.

Almost all of our direct international sales are denominated in U.S. dollars. Nonetheless, changes in demand caused by fluctuations in interest and currency exchange rates may affect our international sales. We have direct sales, service and applications support and logistics responsibilities for our products in Europe and the Asia Pacific region, and accordingly, we incur labor, service and other expenses in foreign currencies. As

of August 30, 2008, we had not entered into any hedging activities and our foreign currency transaction gains and losses for fiscal 2008 were insignificant. We intend to evaluate various hedging activities and other options to minimize fluctuations in foreign currency exchange rates. There is no assurance that we will be successful in minimizing foreign exchange rate risks and such failure may reduce our international sales or negatively impact our operating results.

Because of the need to meet and comply with numerous foreign regulations and policies, the potential for change in the political and economic environments in foreign jurisdictions and the difficulty of managing business overseas, we may not be able to sustain our historical level of international sales.

We operate in a global market. In fiscal 2008, approximately 76% of our sales revenue derived from sales outside of the United States. In fiscal 2007, approximately 69% of our sales revenue derived from sales outside the United States. In fiscal 2006, approximately 62% of our sales revenue derived from sales outside the United States. We expect that international sales will continue to represent a significant portion of total sales.* Sales to customers outside the United States involve a number of risks, including the following:

- imposition of government controls;
- compliance with U.S. export laws and foreign laws;
- political and economic instability;
- trade restrictions;
- changes in taxes and tariffs;
- longer payment cycles;
- difficulty of administering business overseas; and
- general economic conditions.

In particular, the Japanese and Asia Pacific markets are extremely competitive. The semiconductor device manufacturers located in these markets are very aggressive in seeking price concessions from suppliers, including equipment manufacturers like us.

We seek to meet technical standards imposed by foreign regulatory bodies. However, we cannot guarantee that we will be able to comply with those standards in the future. Any failure by us to design products to comply with foreign standards could have a significant negative impact on us.

Because of the significant financial resources needed to offer a broad range of products, to maintain customer service and support and to invest in research and development, we may be unable to compete with larger, better established competitors.

The microelectronics equipment industry is highly competitive. We face substantial competition through-out the world. We believe that to remain competitive, we will need significant financial resources to offer a broad range of products, to maintain customer service and support, and to invest in research and development. We believe that the microelectronics industry is becoming increasingly dominated by large manufacturers who have the resources to support customers on a worldwide basis. Some of our competitors have substantially greater financial, marketing, and customer-support capabilities than us. Large equipment manufacturers have or may enter the market areas in which we compete. In addition, smaller, emerging microelectronics equipment companies provide innovative technology. We expect that our competitors will continue to improve the design and performance of their existing products and processes. We also expect them to introduce new products and processes with better performance and pricing. We cannot guarantee that we will continue to compete effectively in the United States or elsewhere. We may be unable to continue to invest in marketing, research and development and engineering at the levels we believe necessary to maintain our competitive position. Our failure to make these investments could have a significant negative impact on our business, operating results and financial condition.

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Manufacturing interruptions or delays could affect our ability to meet customer demand, while the failure to estimate customer demand accurately could result in excess or obsolete inventory.

Our business depends on our ability to supply equipment, services and related products that meet the rapidly changing requirements of our customers, which depends in part on the timely delivery of parts, components and subassemblies (collectively, parts) from suppliers. Some key parts may be subject to long lead-times and/or obtainable only from a single supplier or limited group of suppliers. Significant interruptions of manufacturing operations or the delivery of services could result in delayed deliveries to our customers, manufacturing inefficiencies, increased costs or order cancellations as a result of:

- the failure or inability of suppliers to timely deliver quality parts;
- volatility in the availability and cost of materials;
- difficulties or delays in obtaining required export approvals;
- information technology or infrastructure failures;
- difficulties related to planning or effecting business process changes;
- natural disasters (such as earthquakes, floods or storms); or
- other causes (such as regional economic downturns, pandemics, political instability, terrorism or acts of war).

Moreover, if actual demand for our products is different that expected, we may purchase more/fewer parts than necessary or incur costs for canceling, postponing or expediting delivery of parts. Any or all of these factors could materially and adversely affect our business, financial condition and results of operations.

Because we do not have long-term sales commitments with our customers, our results will be adversely affected if customers decide to reduce, delay or cancel orders or choose to deal with our competitors.

If our significant customers reduce, delay, or cancel orders, then our operating results could suffer. Our largest customers have changed from year to year, however, sales to our top five customers accounted for approximately 51% of total revenues in fiscal 2008, 42% of total revenues in fiscal 2007 and 52% of total revenues in fiscal 2006. Samsung Electronics accounted for approximately 19% of our total sales in fiscal 2008, 13% of our total sales in fiscal 2007 and 11% of our total sales in fiscal 2006. ST Microelectronics accounted for approximately 12% of our total sales in fiscal 2008 and 14% of total sales in fiscal 2006. Intel Corporation accounted for approximately 11% of our total sales in fiscal 2007. Texas Instruments Incorporated accounted for approximately 13% of total sales in fiscal 2006. Seagate Technology, Inc. accounted for approximately 11% of total sales in fiscal 2006. We currently have no long-term sales commitments with any of our customers. Instead, we generally make sales under purchase orders. All orders are subject to cancellation or delay by the customer.

Our backlog may not result in future net sales.

We schedule the production of our systems based in part upon order backlog. Due to possible customer changes in delivery schedules and cancellations of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. In addition, while we evaluate each customer order on a case by case basis to determine qualification for inclusion in backlog, there can be no assurance that amounts included in backlog ultimately will result in future sales. A reduction in backlog during any particular period, or the failure of our backlog to result in future sales, could harm our business.

Because we depend upon our management and technical personnel for our success, the loss of key personnel could place us at a competitive disadvantage.

Our success depends to a significant extent upon our management and technical personnel. The loss of a number of these key persons could have a negative effect on our operations. Competition is high for such personnel in our industry in all of our locations. We periodically review our compensation and benefit

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packages to ensure that they are competitive in the marketplace and make adjustments or implement new programs for that purpose, as appropriate. We cannot guarantee that we will continue to attract and retain the personnel we require.

Our employment costs in the short-term are to a large extent fixed, and therefore any unexpected revenue shortfall could adversely affect our operating results.

Our operating expense levels are based in significant part on our headcount, which generally is driven by longer-term revenue goals. For a variety of reasons, particularly the high cost and disruption of lay-offs and the costs of recruiting and training, our headcount in the short-term is, to a large extent, fixed. Accordingly, we may be unable to reduce employment costs in a timely manner to compensate for any unexpected revenue or gross margin shortfall, which could have a material adverse effect on our operating results.

Because our intellectual property is important to our success, the loss or diminution of our intellectual property rights through legal challenge by others or from independent development by others, could adversely affect our business.

We attempt to protect our intellectual property rights through patents, copyrights, trade secrets, and other measures. However, we believe that our financial performance will depend more upon the innovation, technological expertise, and marketing abilities of our employees than on such protection. In connection with our intellectual property rights, we face the following risks:

- our pending patent applications may not be issued or may be issued with more narrow claims;

- patents issued to us may be challenged, invalidated, or circumvented;

- rights granted under issued patents may not provide competitive advantages to us;

- foreign laws may not protect our intellectual property rights; and

- others may independently develop similar products, duplicate our products, or design around our patents.

As is typical in the semiconductor industry, we occasionally receive notices from others alleging infringement claims. We have been involved in patent infringement litigation in the past and we could become involved in similar lawsuits or other patent infringement claims in the future. We cannot guarantee the outcome of such lawsuits or claims, which may have a significant negative effect on our business or operating results.

We are currently exposed to various risks related to legal proceedings or claims.

We have in the past and may in the future be involved in legal proceedings or claims regarding patent infringement, intellectual property rights, contracts and other matters. These legal proceedings and claims, whether with or without merit, could be time-consuming and expensive to prosecute or defend, and could divert management's attention and resources. There can be no assurance regarding the outcome of future legal proceedings or claims. If we are not able to resolve a claim, negotiate a settlement of the matter, obtain necessary licenses on commercially reasonable terms and/or successfully prosecute or defend its position, our business, financial condition and results of operations could be materially and adversely affected.

We generate minor amounts of liquid and solid hazardous waste and use licensed haulers and disposal facilities to ship and dispose of such waste. In the past, we have received notice from state or federal enforcement agencies that we are a potentially responsible party ("PRP") in connection with the investigation of several hazardous waste disposal sites owned and operated by third parties. In each matter, we have elected to participate in settlement offers made to all *de minimis* parties with respect to such sites. The risk of being named a PRP is that if any of the other PRPs are unable to contribute their proportionate share of the liability, if any, associated with the site, those PRPs that are financially able could be held financially responsible for the shortfall.

There has and continues to be substantial litigation regarding patent and other intellectual property rights in the microelectronics industry. Commercialization of new products or further commercialization of our current products could provoke claims of infringement by third parties. In the future, litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to defend us against claimed infringement of the rights of others and to determine the scope and validity of our proprietary rights. Any such litigation could result in substantial costs and diversion of our effort, which alone could have a material adverse impact on our financial condition and operating results. Further, adverse determinations in such litigation could result in our loss of proprietary rights, subject us to significant liabilities to .third parties, require us to seek licenses from third parties or prevent us from manufacturing or selling one or more products, any of which could have a material adverse effect on our financial condition and results of operations.

Certain of our product lines are intended for use with hazardous chemicals. As a result, we are notified by our customers from time to time of incidents involving our equipment that have resulted in a spill or release of a hazardous chemical. We maintain product liability insurance in an effort to minimize our risk. However, in some cases it may be alleged that we or our equipment are at fault. There can be no assurance that any future litigation resulting from such claims would not have a material adverse effect on our business or financial results.

Our sales cycle is long and unpredictable, which could require us to incur high sales and marketing expenses with no assurance that a sale will result.

Sales cycles for some of our products can run as long as 12 to 18 months. As a result, we may not recognize revenue from efforts to sell particular products for extended periods of time. We believe that the length of the sales cycle may increase as some current and potential customers centralize purchasing decisions into one decision-making entity. We expect this may intensify the evaluation process and require us to make additional sales and marketing expenditures with no assurance that a sale will result.

We are subject to internal controls evaluations and attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we must perform evaluations of our internal controls over financial reporting. We must include with our Form 10-K a report on our management's assessment of the adequacy of such internal controls. Compliance with these requirements is complex and time-consuming. If we fail to timely or successfully comply with the requirements of Section 404 we could be subject to increased regulatory scrutiny and the public's perception of us may change.

We do not intend to pay dividends.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future.

Item 1.B. *Unresolved Staff Comments*

We do not have any unresolved staff comments.

ITEM 2. *PROPERTIES*

We own a 197,000-square-foot facility in Chaska, Minnesota. The facility contains certain product engineering, manufacturing, sales, administrative and support functions. It includes a research laboratory and 40,000 square feet of Class 1,000 and 10,000 cleanroom space, manufacturing support operations and a customer training center.

In February 2005, we sold our 162,000 square foot facility in Allen, Texas. Concurrent with the sale, we entered into a sublease for approximately 45,000 square feet of space in the facility. The lease expires on August 31, 2009.

We also maintain small leased sales and service offices throughout Europe and Asia near our customer locations.

ITEM 3. *LEGAL PROCEEDINGS*

We are not subject to any material pending legal proceedings.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SHAREHOLDERS*

There were no matters submitted to a vote of shareholders during the fourth quarter ended August 30, 2008.

ITEM 4A. *EXECUTIVE OFFICERS OF THE COMPANY*

The executive officers are elected by the board of directors, generally for a term of one year, and serve until their successor is elected and qualified. The following table and discussion contains information regarding our current executive officers.

Name	Age	Position
John C. Ely(1)	49	Vice President, Global Sales and Service
Patricia M. Hollister(2)	48	Chief Financial Officer and Assistant Secretary
Donald S. Mitchell(3)	53	Chairman and Chief Executive Officer
Benno G. Sand(4)	54	Executive Vice President, Business Development and Investor Relations and Secretary

(1) John Ely was named Vice President of Global Sales and Service in June 2003. He previously served as Executive Vice President; President, of our SC Division from August 2000 to June 2003. Mr. Ely was the SC Division's Sales/ Marketing/Applications Manager from 1997 to 2000; General Manager from 1995 to 1997; Product Specialist/Product Manager from 1989 to 1995; and in direct sales from 1985 to 1989. Prior to joining FSI, Mr. Ely was in sales and served as the Western Territory Manager of Galtek, a subsidiary of Entegris, Inc. Mr. Ely is a director of SCD Mountain View, Inc., one of our subsidiaries.

(2) Patricia Hollister has served as Chief Financial Officer since January 1998 and as Assistant Secretary since January 2000. She was our Corporate Controller from March 1995 to January 1998. Prior to joining FSI, Ms. Hollister was employed by KPMG LLP in Minneapolis, Minnesota where she served over 12 years on various audit and consulting engagements, most recently as a Senior Manager. Ms. Hollister is a director of various FSI-owned foreign subsidiaries as well as NVE Corporation.

(3) Donald Mitchell was named Chief Executive Officer and President of FSI in December 1999, was appointed a director of FSI in March 2000 and became Chairman of the Board of Directors for FSI in January 2002. From its formation in 1998 until December 1999, he was President of Air Products Electronic Chemicals, Inc., a division of Pennsylvania-based Air Products and Chemicals, Inc. From 1991 to 1998, he served as President of Schumacher, a leading global chemical equipment and services supplier to the semiconductor industry. Throughout his career with Schumacher, he held various executive positions, including Vice President of Operations and Vice President of Sales and Marketing. Mr. Mitchell is a director of FSI and is also a director of Advanced Materials Sciences, Inc. Mr. Mitchell served as the 1999/ 2000 Chairman of the Board of Directors for Semiconductor Equipment and Materials International, a leading global industry trade association and was a member of the Board until July 2005.

(4) Benno Sand has served as Executive Vice President, Business Development and Investor Relations since January 2000. He has served as Executive Vice President since January 1992 and Secretary since March 2002. Mr. Sand also served as Chief Administrative Officer from January 1998 to December 1999, as Chief Financial Officer from October 1990 to January 1998, and as Vice President of Finance from October 1987 to January 1992. Mr. Sand is a director of various FSI-owned United States and foreign subsidiaries, as well as Apprecia and MathStar, Inc.

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ITEM 5. *MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS*

Our common stock is traded on the NASDAQ Global Market^{SM} under the symbol "FSII". The following table sets forth the highest and lowest daily sale prices, as reported by the NASDAQ Global Market for the fiscal periods indicated:

	2008		2007	
	High	**Low**	**High**	**Low**
Fiscal Quarter				
First	$2.73	$1.70	$6.90	$5.27
Second	2.02	1.52	5.93	4.75
Third	1.82	1.25	5.25	4.07
Fourth	1.74	1.08	4.49	2.13

There were approximately 480 record holders of our common stock on October 30, 2008. The closing price of our stock was $0.42 on October 30, 2008.

We have never declared or paid cash dividends on our common stock. We currently intend to retain all earnings for use in our business and do not anticipate paying dividends in the foreseeable future.*

ITEM 6. *SELECTED CONSOLIDATED FINANCIAL DATA*

The table that follows presents portions of our consolidated financial statements and are not complete. You should read the following selected consolidated financial data in conjunction with our Consolidated Financial Statements and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report. The Consolidated Statement of Operations data for the years ended August 30, 2008, August 25, 2007 and August 26, 2006, and the Consolidated Balance Sheet data as of August 30, 2008 and August 25, 2007, are derived from our audited consolidated financial statements, which are included elsewhere in this report. The Consolidated Statements of Operations data for the years ended August 27, 2005 and August 28, 2004 and the Consolidated Balance Sheet data as of August 26, 2006, August 27, 2005 and August 28, 2004 are derived from our audited consolidated financial statements which do not appear in this report. We changed our accounting for stock compensation expense effective August 28, 2005 in accordance with Statement of Financial Accounting Standards "SFAS" No. 123R, "Share-Based Payment."

The historical results presented below are not necessarily indicative of the results to be expected for any future fiscal year or fiscal period.

Selected Historical Financial Data

	Fiscal Year Ended				
	August 30, 2008(6)(9)	August 25, 2007(6)(8)	August 26, 2006(6)	August 27, 2005	August 28, 2004
	(In thousands, except per share amounts)				
Consolidated Statements of Operations Data:					
Sales	$ 78,256	$116,233	$113,241	$ 86,370	$114,404
Gross margin(1)	32,985	47,123	52,850	39,994	59,020
Selling, general, and administrative expenses(2)	29,012	34,542	36,218	35,291	39,547
Research and development expenses	18,962	24,086	24,321	22,078	22,458
Gain on sale of facility(3)	—	—	—	7,015	—
Operating loss	(14,989)	(11,505)	(7,689)	(10,360)	(2,985)
Impairment of investments(5)(7)(10)	(353)	(4,088)	(500)	—	—
Gain on marketable securities(4)	—	—	—	5,808	1,972
Equity in earnings (losses) of affiliates	—	27	(274)	450	779
Net (loss) income	$(13,639)	$(14,586)	$ (7,287)	$ (3,302)	$ 141
(Loss) income per share — diluted	$ (0.45)	$ (0.48)	$ (0.24)	$ (0.11)	$ 0.00
Weighted average common shares used in per share calculations — diluted	30,648	30,413	30,042	29,928	30,315
Consolidated Balance Sheets Data:					
Total assets	$ 87,653	$101,404	$127,544	$123,461	$140,410
Total long-term debt	—	616	—	—	750
Stockholders' equity	67,658	80,766	93,972	99,136	110,372
Dividends	—	—	—	—	—

(1) We had sales of POLARIS system product inventory that had previously been written down to zero with an original cost of $0.9 million during fiscal 2008, $0.9 million during fiscal 2007, $2.1 million during fiscal 2006, $0.05 million during fiscal 2005, and $3.2 million during fiscal 2004.

(2) During fiscal 2004, we recorded $3.4 million in selling, general and administrative expenses related to a patent litigation settlement.

(3) During fiscal 2005, we recorded a $7.0 million gain on the sale of the Allen, Texas facility.

(4) During fiscal 2005, we recorded a gain of $5.8 million on the Nortem (formerly Metron Technology) distributions. During fiscal 2004, we recorded a gain of $2.0 million on the sale of Metron Technology common stock.

(5) During fiscal 2006, we recorded an impairment charge of $0.5 million in other expense related to an investment in a Malaysian foundry.

(6) Due to the implementation of SFAS 123R as of August 28, 2005, we recorded stock-based compensation expense of $43,000 in cost of goods sold, $401,000 in selling, general and administrative expenses and $121,000 in research and development expenses in fiscal 2008, $28,000 in cost of goods sold, $439,000 in selling, general and administrative expenses and $126,000 in research and development expenses during fiscal 2007 and $54,000 in cost of goods sold, $743,000 in selling, general and administrative expenses and $342,000 in research and development expenses during fiscal 2006.

(7) During fiscal 2007, we recorded an impairment and loss on sale of investment of $4.1 million related to transactions with Apprecia. See Note 3 of the Notes to Consolidated Financial Statements for a discussion of our ownership of Apprecia.

(8) During fiscal 2007, we recorded severance and outplacement costs of $296,000 to cost of goods sold, $923,000 to selling, general and administrative expense and $592,000 to research and development expense. See Note 17 of the Notes to Consolidated Financial Statements for a discussion of these costs.

(9) During fiscal 2008, we recorded severance and outplacement costs of $142,000 to cost of goods sold, $1,314,000 to selling, general and administrative expense and $536,000 to research and development expense. See Note 17 of the Notes to Consolidated Financial Statements for a discussion of these costs.

(10) During fiscal 2008, we recorded an other than temporary impairment of $353,000 related to our investment in auction rate securities. See Note 18 of the Notes to Consolidated Financial Statements for a discussion of this impairment.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

Application of Critical Accounting Policies and Estimates

In accordance with Securities and Exchange Commission guidance, those material accounting policies that we believe are the most critical to an investor's understanding of our financial results and condition and require complex management judgment are discussed below.

Our critical accounting policies and estimates are as follows:

* revenue recognition;

* valuation of long-lived assets;

* estimation of valuation allowances and accrued liabilities, specifically product warranty, inventory provisions and allowance for doubtful accounts;

* stock-based compensation; and

* income taxes.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the purchase price is fixed or determinable and collectibility is reasonably assured. If our equipment sales involve sales to our existing customers who have previously accepted the same type(s) of equipment with the same type(s) of specifications, we account for the product sales as a multiple element arrangement. Revenue from multiple element arrangements is allocated among the separate accounting units based on the residual method. Under the residual method, the revenue is allocated to undelivered elements based on fair value of such undelivered elements and the residual amounts of revenue allocated to delivered elements. We recognize the equipment revenue upon shipment and transfer of title. The other

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multiple elements also include installation, service contracts and training. Equipment installation revenue is valued based on estimated service person hours to complete installation and quoted service labor rates and is recognized when the installation has been completed and the equipment has been accepted by the customer. Service contract revenue is valued based on estimated service person hours to complete the service and published or quoted service labor rates and is recognized over the contract period. Training revenue is valued based on quoted training class prices and is recognized when the customers complete the training classes or when a customer-specific training period has expired. The quoted service labor rates and training class prices are rates actually charged and billed to our customers.

All other product sales with customer-specific acceptance provisions are recognized upon customer acceptance. Future revenues may be negatively impacted if we are unable to meet customer-specific acceptance criteria. Revenue related to spare part sales is recognized upon shipment or delivery based on the title transfer terms. Revenues related to maintenance and service contracts are recognized ratably over the duration of such contracts.

The timing and amount of revenue recognized depends on whether revenue is recognized upon shipment versus acceptance. For revenue recognized upon acceptance, it is dependent upon when customer-specific criteria are met.

Valuation of Long-Lived Assets

We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with Financial Accounting Standards Board ("FASB") SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." An asset or asset group is considered impaired if its carrying amount exceeds the undiscounted future net cash flow the asset or asset group is expected to generate. If an asset or asset group is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. If estimated fair value is less than the book value, the asset is written down to the estimated fair value and an impairment loss is recognized.

If we determine that the carrying amount of long-lived assets, including intangible assets, may not be recoverable, we measure any impairment based on the fair value of the long-lived assets. Net intangible assets and long-lived assets amounted to $18.3 million as of August 30, 2008.

In fiscal 2008, we had positive cash flows from operations. If our long-term future plans do not continue to yield positive cash flows in excess of the carrying amount of our long-lived assets, we would anticipate possible future impairments of those assets.

Considerable management judgment is necessary in estimating future cash flows and other factors affecting the valuation of long-lived assets, including intangible assets, including the operating and macroeconomic factors that may affect them. We use historical financial information, internal plans and projections and industry information in making such estimates.

We did not recognize any impairment charges for our long-lived assets, including intangible assets, during fiscal 2008, 2007 or 2006. We currently believe the fair value of these long-lived assets, including intangible assets, exceeds the carrying amount.

Product Warranty

We record a liability for warranty claims at the time of sale. The amount of the liability is based on the trend in the historical ratio of claims to sales, releases of new products and other factors. The warranty periods for new equipment manufactured by us range from six months to two years. Special warranty provisions are also accrued for major rework campaigns. Although management believes the likelihood to be relatively low, claims experience could be materially different from actual results because of the introduction of new, more complex products; competition or other external forces; manufacturing changes that could impact product quality; or as of yet unrecognized defects in products sold.

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Warranty provisions, claims and changes in estimates for the fiscal years ended August 30, 2008, August 25, 2007, and August 26, 2006 were as follows (in thousands):

	August 30, 2008	August 25, 2007	August 26, 2006
Beginning balance	$ 3,811	$ 3,964	$ 4,117
Warranty provisions	1,153	1,514	2,112
Warranty claims	(2,207)	(1,667)	(2,265)
Ending balance	$ 2,757	$ 3,811	$ 3,964

Inventory Provisions

We record provisions for inventory shrinkage and for potentially excess, obsolete and slow moving inventory. The amounts of these provisions are based upon historical loss trends, inventory levels, physical inventory and cycle count adjustments, expected product lives, forecasted sales demand and recoverability. Results could be materially different if demand for our products decreased because of economic or competitive conditions, length of the industry downturn, or if products become obsolete because of technical advancements in the industry or by us.

Since we recorded the POLARIS system product inventory provisions as a result of the wind-down of our Microlithography business in the second quarter of fiscal 2003, we have had sales of POLARIS system product inventory that had previously been written down to zero and reductions in inventory buyback requirements of $10.7 million and have disposed of $6.8 million of POLARIS system product inventory. The original cost of POLARIS system product inventory available for sale or to be disposed of as of August 30, 2008 that has been written down to zero was approximately $8.9 million.

Allowance for Doubtful Accounts

Management must make estimates of the uncollectibility of our accounts receivable. The most significant risk is the risk of sudden unexpected deterioration in the financial condition of a significant customer who is not considered in the allowance. Management specifically analyzes accounts receivable and analyzes historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Results could be materially impacted if the financial condition of a significant customer deteriorated and related accounts receivable are deemed uncollectible. Accounts receivable are charged off after management determines that they are uncollectible.

A rollforward of the allowance for doubtful accounts for the fiscal years ended August 30, 2008, August 25, 2007 and August 26, 2006 is as follows (in thousands):

	Balance at Beginning of Year	Recoveries	Adjustments	Write-Offs	Balance at End of Year
Fiscal year ended August 30, 2008	$196	$ (68)	$ —	$ —	$128
Fiscal year ended August 25, 2007	$520	$ (55)	$(43)	$(226)	$196
Fiscal year ended August 26, 2006	$922	$(336)	$(29)	$ (37)	$520

We collected $68,000 of receivables in fiscal 2008, $55,000 in fiscal 2007 and $336,000 in fiscal 2006 that had previously been written off resulting in credits to selling, general and administrative expenses.

Stock-Based Compensation

We implemented the fair value recognition provisions of SFAS No. 123R effective August 28, 2005 using the modified prospective method. Under this method, we recognize compensation expense for all stock-based awards granted on or after August 28, 2005 and for previously granted awards not yet vested as of August 28,

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2005. We recorded stock compensation expense of $565,000 in fiscal 2008, $593,000 in fiscal 2007 and $1.1 million in fiscal 2006.

We utilize a Black-Scholes option-pricing model to estimate fair value of each award on the date of grant. The Black-Scholes model requires the input of certain assumptions that involve management judgment. Key assumptions that affect the calculation of fair value include the expected life of stock-based awards and our stock price volatility. Additionally, we expense for only those shares expected to vest. The assumptions used in calculating the fair value of stock-based awards and the forfeiture rate of such awards reflect management's best estimates. However, circumstances may change and additional data may become available over time, which could result in changes to these assumptions that materially impact the fair value determination of future awards or their estimated rate of forfeiture. If factors change and we use different assumptions in the application of SFAS 123R in future periods, the compensation expense recorded under SFAS 123R may differ significantly from the expense recorded in the current period. See Note 12 of Notes to Consolidated Financial Statements for additional information on stock-based compensation.

Income Taxes

Our effective income tax rate is based on income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. We have established valuation allowances against a portion of the U.S. and non-U.S. net operating losses to reflect the uncertainty of our ability to fully utilize these benefits given the limited carryforward periods permitted by the various jurisdictions. The evaluation of the realizability of our net operating losses requires the use of considerable management judgment to estimate the future taxable income for the various jurisdictions, for which the ultimate amounts and timing of such estimates may differ. The valuation allowance can also be impacted by changes in the tax regulations.

Significant judgment is required in determining our unrecognized tax benefits. We have established accruals using management's best judgment and adjust these accruals as warranted by changing facts and circumstances. A change in our tax liabilities in any given period could have a significant impact on our results of operations and cash flows for that period.

We adopted the provisions of FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109," during the first quarter of fiscal 2008. During fiscal 2008, we effectively settled tax audits in foreign tax jurisdictions which resulted in a $0.6 million decrease in the accrual for unrecognized tax benefits. The benefit was partially offset by state income tax expense and foreign tax expense.

Industry Update

Leading industry analysts in the semiconductor and equipment industry have very disparate opinions and forecasts regarding the state of our industry. Recently, Gartner, Inc., a leading equipment industry research group, forecasted 2009 equipment spending to decrease 9.0% from the 2008 level; whereas, another leading analyst is forecasting declines of 20% to 30% from 2008 levels. The forecasts provided by analysts are impacted by macroeconomic developments, including the current difficulties in global credit markets, a decline in many individuals' investment portfolios, political uncertainty and an overall increase in unemployment rates. These conditions have adversely impacted consumer confidence and spending on technology. Many semiconductor manufacturers are reducing their production and factory utilization levels are declining. Some device manufacturers are eliminating less productive fabrications and considering consolidation and joint venture opportunities. Increasingly, device manufacturers are adopting fabrication light (semiconductor manufacturers that produce devices in their own facilities and also outsource a portion of the manufacturing to third parties) or other outsourcing philosophies. Despite the overall decrease in equipment spending, leading device manufacturers' spending for technology advancement appears to be continuing. It appears that the decline in demand for our spare parts and services has reached a bottom, and our customers are focused on controlling inventory levels while evaluating products that can provide increased productivity when market conditions

improve.* Given the tight credit environment, customers are evaluating products and technology more carefully prior to making any long term investment.

Overview

Industry conditions were weaker than anticipated in our fourth quarter of fiscal 2008 as oversupply in the memory segment and macro-economic conditions took a toll on our customers. As a result of order delays from several customers during the quarter, orders were $13.6 million and revenues decreased to $14.1 million.

The protracted industry downturn led to our implementation of cost reductions in September 2008, including a reduction in our headcount by approximately 63 positions, representing 14% of our global workforce as of the end of the third quarter of fiscal 2008. In conjunction with the staff reductions, we consolidated our European and U.S. sales and service organizations to better support our customers in these regions. In addition, we refocused our Allen, Texas and Chaska, Minnesota resources toward the products that we believe provide the most significant opportunity for near-term revenue and future marketshare gains. We anticipate that the cost reduction plan will result in $5.0 to $6.0 million of annual cost savings.*

While deteriorating economic and industry conditions impacted our overall order level and financial performance in fiscal 2008, progress was made on many of the strategies we rolled out at the beginning of the fiscal year. Due to effective cash management strategies, we generated $1.0 million of cash from operations. On the commercial side, we shipped several ZETA® systems with our new high temperature ViPR™ technology to customers in Korea, Japan and Europe. On the development front, we shipped our first multi-chamber ORION® single wafer wet system to a leading manufacturer for use in 32nm development.

Results of Operations

Sales Revenue and Shipments

Fiscal 2008 sales revenue decreased to $78.3 million as compared to $116.2 million in fiscal 2007. The decrease in sales revenue in fiscal 2008 related to the decline in shipments from $116.9 million in fiscal 2007 to $77.9 million in fiscal 2008 associated with industry conditions. Fiscal 2007 sales revenue increased to $116.2 million as compared to $113.2 million in fiscal 2006. The increase in sales in fiscal 2007 related to an increase in international sales of $9.3 million, partially offset by a $6.3 million decrease in domestic sales.

Shipments were $77.9 million in fiscal 2008 as compared to $116.9 million in fiscal 2007 and $109.7 million in fiscal 2006.

Based upon our revenue recognition policy, certain shipments to customers are not recognized until customer acceptance. Therefore, depending on timing of shipments and customer acceptances, there are time periods where shipments may exceed sales revenue or due to timing of acceptances, sales revenue may exceed shipments.

International sales were $59.3 million for fiscal 2008, representing 76% of total sales during fiscal 2008, $79.6 million for fiscal 2007, representing 69% of total sales during fiscal 2007, and $70.4 million for fiscal 2006, representing 62% of total sales during fiscal 2006. The decrease in fiscal 2008 international sales dollar amount as compared to fiscal 2007 was related to decreases in Europe, and Southeast Asia and Japan of $21.6 million, partially offset by an increase of $1.6 million in Korea. The increase in fiscal 2007 international sales as compared to fiscal 2006 was related to increases in Asia and Europe. Due to its broader customer base, SC products have a higher percentage of international sales than POLARIS system products. See Note 14 of the Notes to Consolidated Financial Statements for additional information regarding our international sales.

We ended fiscal 2008 with a backlog of approximately $5.6 million as compared to $15.2 million at the end of fiscal 2007. Backlog consists of orders with delivery dates within the next 12 months for which a customer purchase order has been received. Because of the timing and relative size of orders and the possibility of cancellations or customer delays, backlog is not necessarily indicative of sales for future periods.

We expect first quarter fiscal 2009 orders to be between $13 million and $15 million.* This assumes the receipt of several follow-on orders that are anticipated late in the quarter.* We expect first quarter fiscal 2009

27

revenue to be in the range of $13 million to $15 million.* Achieving the revenue range is subject to us receiving purchase orders and obtaining timely acceptance from customers.

Gross Margin

Our gross profit margin fluctuates due to a number of factors, including the mix of products sold; the geographic mix of products sold, with international sales generally having lower gross profit than domestic sales; initial product placement discounts; utilization of manufacturing capacity; sales of POLARIS system product inventory previously written down to zero; and the competitive pricing environment.

Gross margin as a percentage of sales was 42.1% for fiscal 2008 as compared to 40.5% for fiscal 2007 and 46.7% for fiscal 2006. The increase in gross margin from fiscal 2007 to fiscal 2008 related primarily to a change in product mix in which the sale of spare parts and service represented 34% of our total sales in fiscal 2008 as compared to 26% in fiscal 2007, as spare parts and service generally have higher margins. This positive impact was partially offset by a decrease in utilization of manufacturing capacity in fiscal 2008 as compared to fiscal 2007 related to the decline in shipments from $116.9 million in fiscal 2007 to $77.9 million in fiscal 2008. Severance costs included in cost of sales were $142,000 in fiscal 2008 as compared to $300,0000 in fiscal 2007. We had sales of POLARIS system inventory previously written down to zero of $0.9 million in fiscal 2008 and 2007.

The decrease in gross margins from fiscal 2006 to fiscal 2007 related to an increase in the percentage of international sales from 62% of total sales in fiscal 2006 to 69% of total sales in fiscal 2007 and a $1.0 million increase in inventory reserves associated with a decline in bookings. The decrease also related to a decrease in sales of POLARIS system product inventory previously written down to zero from $2.1 million in fiscal 2006 to $0.9 million in fiscal 2007 and $0.3 million of severance costs in fiscal 2007.

We will continue to try to sell the POLARIS system product inventory that had previously been written down to zero to our customers as spares, refurbished systems and upgrades to existing systems. If unsuccessful, some of the items will be disposed. Any material sales of the impaired inventory will be disclosed. The original cost of POLARIS system product inventory available for sale or to be disposed of as of August 30, 2008 that has been written down to zero was approximately $8.9 million.

We expect the gross profit margins for the first quarter of fiscal 2009 to be between 40% to 42% of revenues.* Our factory utilization rate is not expected to change significantly.*

Selling, General and Administrative Expenses

Selling, general and administrative expenses in fiscal 2008 were $29.0 million, or 37.1% of total sales, as compared to $34.5 million, or 29.7% of total sales, in fiscal 2007 and $36.2 million, or 32.0% of total sales, in fiscal 2006. The decrease in selling, general and administrative expense in fiscal 2008 as compared to fiscal 2007 related to the decrease in sales and the cost reduction initiatives associated with reductions in headcount taken in the second half of fiscal 2007, partially offset by realignment expenses of $1.3 million in fiscal 2008 compared to severance costs of $0.9 million in fiscal 2007. The decrease in selling, general and administrative expenses in fiscal 2007 as compared to fiscal 2006 related primarily to savings associated with cost reduction efforts associated with headcount reductions taken in the second half of fiscal 2007, partially offset by $0.9 million of severance costs.

Selling, general and administrative expenses for the first quarter of fiscal 2009 are expected to be in the range of $6.3 million to $6.5 million, reflecting two months of savings related to the September cost reduction actions.*

Research and Development Expenses

Research and development expenses for fiscal 2008 were $19.0 million, or 24.2% of total sales, as compared to $24.1 million, or 20.7% of total sales, in fiscal 2007 and $24.3 million, or 21.5% of total sales, in fiscal 2006. The decrease in fiscal 2008 as compared to fiscal 2007 related primarily to cost reduction efforts associated with headcount reductions taken in the second half of fiscal 2007, partially offset by

28

$0.5 million of severance costs in fiscal 2008. The decrease in fiscal 2007 as compared to fiscal 2006 related primarily to cost reduction efforts associated with headcount reductions, partially offset by $0.6 million of severance costs.

A significant portion of our fiscal 2008 research and development resources were focused on broadening the applications capabilities of our products and supporting initial product placements with customers. In addition, we continued the development of our ORION® single wafer wet system.

We expect research and development expenses to range from $4.3 million to $4.5 million for the first quarter of fiscal 2009, as we continue to invest in our ZETA® ViPR™ and ORION® single wafer programs while sustaining minimum resources to support our other products.*

Impairment and Loss on Sale of Investment

We recorded $4.1 million of impairment and loss on the sale of investment in fiscal 2007 related to transactions with Apprecia. See further discussion related to the transactions and the impairment at Note 3 of the Notes to Consolidated Financial Statements.

We recorded a $0.5 million impairment of an investment in fiscal 2006. We had an investment in a Malaysian foundry that was accounted for under the cost method. The investment was $0.5 million as of August 27, 2005. On March 22, 2006, the majority shareholder of this Malaysian foundry announced that the foundry would merge with another foundry and form a new entity. Subsequent to the merger announcement, we were contacted by the majority shareholder and given the option of selling our shares at a nominal value to the majority shareholder or providing additional debt to the foundry as part of a pre-merger restructuring. Based on this information, we deemed the investment as being fully impaired as of February 25, 2006 and recorded a loss of $0.5 million in the second quarter of fiscal 2006. We sold our shares in the foundry at a nominal value to the majority shareholder during the third quarter of fiscal 2006.

Income Tax Expense

We recorded an income tax benefit of $624,000 in fiscal 2008 related to uncertain tax positions that were effectively settled with tax authorities during fiscal 2008, partially offset by state income tax expense and foreign tax expense. We recorded income tax expense of $122,000 in fiscal 2007 and $50,000 in fiscal 2006, primarily as a result of foreign and state taxes. As of August 30, 2008 and August 25, 2007, we had $600,000 and $1.3 million, respectively, of liabilities recorded related to unrecognized tax benefits. Accrued interest and penalties on these unrecognized tax benefits were $0.1 million and $0.2 million as of August 30, 2008 and August 25, 2007, respectively. We recognize potential interest and penalties related to income tax positions, if any, as a component of provision for income taxes on the consolidated statements of operations. Included in the liability balance as of August 30, 2008 are approximately $0.6 million of unrecognized tax benefits that, if recognized, will affect our effective tax rate.

Our deferred tax assets on the balance sheet as of August 30, 2008 have been fully reserved for with a valuation allowance. We do not expect to reduce our valuation allowance until we are consistently profitable on a quarterly basis.*

We have net operating loss carryforwards for federal income tax purposes of approximately $163.5 million at August 30, 2008, which will begin to expire in fiscal 2011 through fiscal 2029 if not utilized. Of this amount, approximately $15.0 million is subject to Internal Revenue Code Section 382 limitations on utilization, which limits the amount that we can offset taxable income to approximately $1.4 million per year.

Equity in Earnings (Loss) of Affiliate

Equity in earnings (loss) of affiliates was approximately $27,000 for fiscal 2007 and ($274,000) for fiscal 2006. The losses in fiscal 2006 related primarily to a decrease in Apprecia sales, as well as a change in product mix.

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After May 15, 2007, we discontinued recording equity in earnings (loss) of affiliate due to transactions with Apprecia. See further discussion of our relationship with Apprecia at Note 3 of the Notes to Consolidated Financial Statements.

Net Loss

Net loss was $13.6 million in fiscal 2008 as compared to a net loss of $14.6 million in fiscal 2007 and a net loss of $7.3 million in fiscal 2006. The decrease in net loss in fiscal 2008 as compared to fiscal 2007 and the increase in net losses in fiscal 2007 as compared to fiscal 2006 are due to the net impact of items discussed above, as well as the impairment and loss on sale of investment of $4.1 million related to transactions with Apprecia in fiscal 2007. The decrease in net loss in fiscal 2008 as compared to fiscal 2007 also related to a net income tax benefit of $624,000 in fiscal 2008 as compared to income tax expense of $122,000 in fiscal 2007.

Based upon achieving anticipated revenue, gross margin and operating expense levels, we expect to record a net loss of $3.5 million to $5.0 million in the first quarter of fiscal 2009.*

Liquidity and Capital Resources

Our cash, restricted cash, cash equivalents and marketable securities were approximately $22.9 million as of August 30, 2008, a decrease of $1.6 million from the end of fiscal 2007. The net decrease was primarily due to $1.7 million in capital expenditures and $0.8 million of principal payments on capital leases. The decreases were net of $1.0 million of cash generated from operating activities and $0.4 million of proceeds from the issuance of common stock.

As of August 30, 2008, we had investments in auction rate securities ("ARS") reported at a fair value of $7.3 million after reflecting a $0.4 million other than temporary impairment against $7.7 million par value. The other than temporary impairment has been recorded in other expense for fiscal 2008. We value the majority of our ARS using a mark-to-model approach that relies on discounted cash flows, market data and inputs derived from similar instruments. This model takes into account, among other variables, the base interest rate, credit spreads, downgrade risks and default/recovery risk, the estimated time required to work out the disruption in the traditional auction process and its effect on liquidity, and the effects of insurance and other credit enhancements. However, we value certain ARS based on the price at which the issuer offered to repurchase such ARS in a conditional tender offer we received in October 2008 from the issuer.

The ARS we hold are marketable securities with long-term stated maturities for which the interest rates are reset through a Dutch auction every 28 days. The auctions have historically provided a liquid market for these securities as investors historically could readily sell their investments at auction. Due to the liquidity issues experienced in global credit and capital markets, the ARS held by us have experienced multiple failed auctions, beginning on February 19, 2008, as the amount of securities submitted for sale has exceeded the amount of purchase orders. During the second quarter of fiscal 2008, we reclassified $8.5 million of ARS from current marketable securities to long-term marketable securities on the condensed consolidated balance sheet due to difficulties encountered at auction and the conditions in the general debt markets, creating uncertainty as to when successful auctions may be reestablished. During the third and fourth quarters of fiscal 2008, $0.8 million of ARS were partially redeemed. An additional $0.7 million were redeemed subsequent to August 30, 2008. The ARS related to these redemptions were reclassified to short-term marketable securities as of August 30, 2008.

All of the ARS held by us continue to carry investment grade ratings and have not experienced any payment defaults. Of the ARS held by us, $6.8 million par value are backed by student loans and are collateralized, insured and guaranteed by the United States Federal Department of Education and are classified as long-term. The remaining $0.9 million par value relate to manufactured housing and are collateralized by the principal housing contract trusts associated with the related loans and are insured by third parties and are classified as short-term. ARS that did not successfully auction reset to the maximum interest rate as prescribed in the underlying indenture and all of our holdings continue to be current with their interest payments. If uncertainties in the credit and capital markets continue, these markets deteriorate further or any ARS we hold

are downgraded by the rating agencies, the Company may be required to recognize additional impairment charges.

In addition, these ARS may not provide the liquidity to us as we need it, and it could take until the final maturity of the underlying notes (from 5 to 35 years) to realize our investments' recorded value. Currently, there is a very limited market for any of these securities and future liquidations at this time, if possible, would likely be at a significant discount.

Accounts receivable decreased $8.0 million from the end of fiscal 2007. The decrease in trade accounts receivable related primarily to the decrease in shipments from $21.9 million in the fourth quarter of fiscal 2007 to $13.1 million in the fourth quarter of fiscal 2008. Trade receivables will fluctuate quarter to quarter depending on individual customers' timing of ship dates, payment terms and cash flow conditions.

Inventory decreased approximately $2.4 million to $27.2 million at the end of fiscal 2008, as compared to $29.6 million at the end of fiscal 2007. The decrease in inventory related to decreases in finished goods, work in process and raw materials inventory attributable to fewer orders, as well as an increase in inventory provisions. Inventory provisions were $15.9 million at August 30, 2008 as compared to provisions of $14.7 million at the end of fiscal 2007. The increase in inventory provisions related to the decrease in bookings and current industry conditions.

Trade accounts payable increased approximately $0.8 million to $4.3 million as of August 30, 2008, as compared to $3.5 million at the end of fiscal 2007, related to the timing of inventory receipts and vendor payments.

Deferred profit was $3.9 million at the end of fiscal 2008 and $3.3 million at the end of fiscal 2007. The increase in deferred profit related primarily to the timing of tool acceptances.

As of August 30, 2008, our current ratio was 3.1 to 1.0, and working capital was $41.4 million.

The following table provides aggregate information about our contractual payment obligations and the periods in which payments are due (in thousands):

Contractual Obligations	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Operating Lease Obligations	$1,702	$1,042	$ 627	$ 33	$ —
Capital Lease Obligations	878	878	—	—	—
Purchase Obligations	3,256	3,256	—	—	—
Royalty Obligations	312	312	—	—	—
Other Long-Term Obligations(1)	1,625	125	500	500	500
Total	$7,773	$5,613	$1,127	$533	$500

(1) Other long-term obligations represent payments related to minimum royalty payments or discounts granted under a license agreement.

The contractual obligations table above does not include $0.6 million accruals for unrecognized tax benefits, as the timing of payments or reversals is uncertain.

Capital expenditures were $1.7 million in fiscal 2008, $1.6 million in fiscal 2007, and $2.2 million in fiscal 2006. We expect capital expenditures to be insignificant in the first quarter of fiscal 2009.* Depreciation and amortization is expected to be between approximately $1.0 million and $1.1 million in the first quarter of fiscal 2009.*

In October 2008, we authorized the use of up to $3 million of our cash to repurchase outstanding shares of our common stock to be effected from time to time in transactions in the public markets or in private purchases. The timing and extent of any repurchases will depend upon market conditions, the trading price of our shares and other factors, subject to the restrictions relating to volume, price and timing of share

repurchases under applicable law. The repurchase program may be modified, suspended or terminated at any time by us without notice.

At the expected revenue and expense run rate, we anticipate using $3.5 million to $5.5 million of cash for operations in the first quarter of fiscal 2009.* We believe that with existing cash, cash receipts, cash equivalents, marketable securities and internally generated funds, there will be sufficient funds to meet our currently projected working capital requirements, and to meet other cash requirements through at least fiscal 2009.* We believe that success in our industry requires substantial capital to maintain the flexibility to take advantage of opportunities as they arise. One of our strategic objectives is, as market and business conditions warrant, to consider divestitures, investments or acquisitions of businesses, products or technologies.* We may fund such activities with additional equity or debt financing.* The sale of additional equity or debt securities, whether to maintain flexibility or to meet strategic objectives, could result in additional dilution to our shareholders.* We currently do not have a line of credit arrangement.

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

New Accounting Pronouncements

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108"), "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," to address diversity in practice in quantifying financial statement misstatements. SAB No. 108 requires that we quantify misstatements based on their impact on each of our financial statements and related disclosures. SAB No. 108 is effective as of the end of fiscal year 2006, allowing a one-time transitional cumulative effect adjustment to retained earnings as of August 27, 2006 for errors that were not previously deemed material, but are material under the guidance in SAB No. 108. We applied the provisions of SAB 108 using the cumulative effect transaction method in connection with the preparation of our annual financial statements for the year ended August 25, 2007. The application of SAB 108 resulted in a $310,000 decrease in accrued professional fees and other accrued expenses and a corresponding decrease in accumulated deficit as of August 27, 2006.

In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109." This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted the provisions of FIN 48 as of August 26, 2007, the first day of the first quarter of fiscal 2008. The adoption of FIN 48 had no impact on our financial position or results of operation. We, along with our subsidiaries, are subject to U.S. federal income tax as well as income tax of numerous state and foreign jurisdictions.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair-value measurements. This statement applies only to fair-value measurements that are already required or permitted by other accounting standards, except for measurements of share-based payments and measurements that are similar to, but not intended to be, fair value. This statement is expected to increase the consistency of fair value measurements, but imposes no requirements for additional fair-value measures in financial statements. The provisions under SFAS No. 157 are effective for us beginning in the first quarter of fiscal 2009. We do not expect the adoption of this pronouncement to have a significant impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 amends SFAS No. 115, "Accounting for Certain Investments in Debt and

Equity Securities," and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for us beginning in the first quarter of fiscal 2009. We do not plan to measure any of our financial instruments at fair value as permitted under SFAS 159.

In December 2007, the FASB issued SFAS 141 (revised 2007) ("SFAS 141R"), "Business Combinations," and SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements," to improve, simplify, and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements, respectively. The provisions of SFAS 141R and SFAS 160 are effective for us beginning in the first quarter of fiscal 2010. We are still evaluating the impact the adoption of these pronouncements will have on our consolidated financial statements.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Our cash flows and earnings are subject to fluctuations in foreign exchange rates due to certain foreign investments. As of August 30, 2008, our investments included a 100% interest in our Europe and Asia sales and service offices and a 20% interest in Apprecia Technology, Inc. (formerly known as m•FSI LTD), which operates in Japan. We denominate the majority of our sales outside of the U.S. in U.S. dollars.

We have direct sales, service and applications support and logistics responsibilities for our products in Europe and the Asia-Pacific regions and incur labor, service and other expenses in foreign currencies. As a result, we may be exposed to fluctuations in foreign exchange rate risks.* As of August 30, 2008, we had not entered into any hedging activities and our foreign currency transaction gains and losses for fiscal 2008 were insignificant. We are currently evaluating various hedging activities and other options to minimize these risks.

We do not have significant exposure to changing interest rates as we currently have no material long-term debt. As of the end of fiscal 2008, amortized cost approximated market value for all outstanding marketable securities. We do not undertake any specific actions to cover our exposure to interest rate risk and we are not party to any interest rate risk management transactions. The impact on loss before income taxes of a 1% change in short-term interest rates would be approximately $229,000 based on our cash, restricted cash, cash equivalents and marketable securities balances as of August 30, 2008.

As of August 30, 2008, our investment portfolio included ARS reported at a fair value of $7.3 million after reflecting a $0.4 million other than temporary impairment against $7.7 million par value. ARS are usually found in the form of municipal bonds, preferred stock, a pool of student loans or collateralized debt obligations. The interest rates of our ARS are reset every 28 days through an auction process and at the end of each reset period, investors can sell or continue to hold the securities at par.

Of the ARS held by us, $6.8 million par value are backed by student loans and are collateralized, insured and guaranteed by the United States Federal Department of Education. The remaining $0.9 million par value relate to manufactured housing and are collateralized by the principal housing contract trusts associated with the related loans and are insured by third parties. All ARS held by us are rated by the major independent rating agencies and carry investment grade ratings and have not experienced any payment defaults.

All of our ARS have experienced failed auctions due to sell orders exceeding buy orders. These failures are not believed to be a credit issue, but rather reflect a lack of liquidity in the market for these securities. Under the contractual terms, the issuer is obligated to pay penalty interest rates should an auction fail. In the event we need to access funds associated with failed auctions, they are not expected to be accessible until a successful auction occurs, the issuer redeems the issue, a buyer is found outside of the auction process or the underlying securities have matured and are paid upon maturity in accordance with their terms.

We determined and recorded an other than temporary impairment of approximately $0.4 million as of August 30, 2008. If the issuers of the ARS are unable to successfully close future auctions or do not redeem the ARS, or the United States government fails to support its guaranty of the obligations, we may be required to record additional impairment charges.

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FSI INTERNATIONAL, INC. & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended August 30, 2008, August 25, 2007 and August 26, 2006

	2008	2007	2006
	(In thousands, except per share amounts)		
Sales (including sales to affiliates of $0, $5,355, and $5,924, respectively)	$ 78,256	$116,233	$113,241
Cost of goods sold	45,271	69,110	60,391
Gross margin	32,985	47,123	52,850
Selling, general and administrative expenses	29,012	34,542	36,218
Research and development expenses	18,962	24,086	24,321
Operating loss	(14,989)	(11,505)	(7,689)
Interest expense	(144)	(196)	(43)
Interest income	918	916	1,132
Impairment and/or loss on sale of investments	(353)	(4,088)	(500)
Other income, net	305	382	137
Loss before income taxes	(14,263)	(14,491)	(6,963)
Income tax (benefit) expense	(624)	122	50
Loss before equity in earnings (loss) of affiliate	(13,639)	(14,613)	(7,013)
Equity in earnings (loss) of affiliate	—	27	(274)
Net loss	$(13,639)	$(14,586)	$ (7,287)
Loss per share			
Basic	$ (0.45)	$ (0.48)	$ (0.24)
Diluted	$ (0.45)	$ (0.48)	$ (0.24)
Weighted average common shares — basic	30,648	30,413	30,042
Weighted average common shares — diluted	30,648	30,413	30,042

The accompanying notes are an integral part of the consolidated financial statements.

FSI INTERNATIONAL, INC. & SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	August 30, 2008	August 25, 2007
	(In thousands)	

ASSETS

Current assets:

Cash and cash equivalents	$ 14,788	$ 15,040
Restricted cash	275	151
Marketable securities	850	8,800
Trade accounts receivable, less allowance for doubtful accounts of $128 and $196, respectively	9,614	17,609
Inventories, net	27,169	29,625
Other receivables	4,813	4,551
Prepaid expenses and other current assets	3,339	2,951
Total current assets	60,848	78,727
Property, plant and equipment, net	18,266	20,022
Restricted cash	500	500
Long-term marketable securities	6,447	—
Investment	460	460
Intangible assets, net	61	496
Other assets	1,071	1,199
Total assets	$ 87,653	$ 101,404

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

Trade accounts payable	$ 4,305	$ 3,458
Accrued expenses	10,392	11,365
Current portion of capital lease obligations	841	561
Customer deposits	7	1,306
Deferred profit	3,867	3,332
Total current liabilities	19,412	20,022
Long-term accrued expenses	583	—
Capital lease obligations	—	616
Commitments and contingencies (Notes 4 and 19)		

Stockholders' equity:

Preferred stock, no par value; 9,700 shares authorized; none issued and outstanding	—	—
Series A Junior Participating Preferred stock, no par value; 300 shares authorized; none issued and outstanding	—	—
Common stock, no par value; 50,000 shares authorized; issued and outstanding, 30,839 and 30,545 shares, respectively	226,352	225,974
Accumulated deficit	(159,967)	(146,328)
Accumulated other comprehensive loss	(997)	(575)
Other stockholders' equity	2,270	1,695
Total stockholders' equity	67,658	80,766
Total liabilities and stockholders' equity	$ 87,653	$ 101,404

The accompanying notes are an integral part of the consolidated financial statements.

35

FSI INTERNATIONAL, INC. & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS
Years Ended August 30, 2008, August 25, 2007 and August 26, 2006

	Common Stock		Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Other Stockholders' Equity	Total
	Number of Shares	Amount				
			(In thousands)			
Balance August 27, 2005	29,874	$223,675	$(124,765)	$ 226	$ —	$ 99,136
Stock issuance	435	1,494	—	—	—	1,494
Comprehensive loss:						
Foreign currency translation adjustment...................	—	—	—	(444)	—	(444)
Net loss	—	—	(7,287)	—	—	(7,287)
Total comprehensive loss...........	—	—	—	—	—	(7,731)
Stock compensation expense	—	—	—	—	1,073	1,073
Balance August 26, 2006	30,309	225,169	(132,052)	(218)	1,073	93,972
Cumulative effect adjustment as a result of the adoption of SAB 108 ..	—	—	310	—	—	310
Stock issuance	236	805	—	—	—	805
Comprehensive loss:						
Foreign currency translation adjustment...................	—	—	—	(357)	—	(357)
Net loss	—	—	(14,586)	—	—	(14,586)
Total comprehensive loss...........	—	—	—	—	—	(14,943)
Stock compensation expense	—	—	—	—	622	622
Balance August 25, 2007	30,545	225,974	(146,328)	(575)	1,695	80,766
Stock issuance	294	378	—	—	—	378
Comprehensive loss:						
Foreign currency translation adjustment...................	—	—	—	(422)	—	(422)
Net loss	—	—	(13,639)	—	—	(13,639)
Total comprehensive loss...........	—	—	—	—	—	(14,061)
Stock compensation expense	—	—	—	—	575	575
Balance August 30, 2008	30,839	$226,352	$(159,967)	$(997)	$2,270	$ 67,658

The accompanying notes are an integral part of the consolidated financial statements.

36

FSI INTERNATIONAL, INC. & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended August 30, 2008, August 25, 2007 and August 26, 2006

	2008	2007	2006
		(In thousands)	
Operating Activities			
Net loss	$(13,639)	$(14,586)	$ (7,287)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Stock compensation expense	565	593	1,139
Impairment and/or loss on sale of investments	353	4,088	500
Depreciation	3,818	3,663	3,389
Amortization	436	508	538
Equity in (earnings) loss of affiliate	—	(27)	274
Loss (gain) on sale or disposal of equipment	9	(17)	—
Changes in operating assets and liabilities:			
Restricted cash	(124)	(6)	138
Trade accounts receivable	7,995	5,564	2,056
Inventories	2,455	6,057	(10,965)
Prepaid expenses and other current assets	(650)	3,837	(3,226)
Trade accounts payable	846	(5,345)	3,600
Accrued expenses	(307)	(3,520)	2,463
Customer deposits	(1,299)	(4,102)	4,189
Deferred profit	536	(817)	(1,071)
Net cash provided by (used in) operating activities	994	(4,110)	(4,263)
Investing Activities			
Capital expenditures	(1,702)	(1,590)	(2,228)
Purchases of marketable securities	(49,650)	(85,850)	(292,250)
Sales of marketable securities	50,800	88,150	301,395
Proceeds from sale of investment	—	1,238	—
Dividend from affiliate	—	2,047	208
Decrease (increase) in deposits and other assets	128	(39)	38
Proceeds from sale of property, plant and equipment	—	17	—
Net cash (used in) provided by investing activities	(424)	3,973	7,163
Financing Activities			
Net proceeds from issuance of common stock	378	805	1,494
Increase in restricted cash	—	(500)	—
Principle payments on capital leases	(778)	(511)	—
Net cash (used in) provided by financing activities	(400)	(206)	1,494
Effect of exchange rate on cash	(422)	(289)	(74)
(Decrease) increase in cash and cash equivalents	(252)	(632)	4,320
Cash and cash equivalents at beginning of year	15,040	15,672	11,352
Cash and cash equivalents at end of year	$ 14,788	$ 15,040	$ 15,672

The accompanying notes are an integral part of the consolidated financial statements.

FSI INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Fiscal Years Ended August 30, 2008, August 25, 2007 and August 26, 2006

(1) Description of Business and Summary of Significant Accounting Policies

Description of Business

FSI International, Inc. ("the Company") is a global supplier of surface conditioning equipment (process equipment used to etch and clean organic and inorganic materials from the surface of a silicon wafer) and technology and support services for microelectronics manufacturing. The Company's broad portfolio of batch and single-wafer cleaning products'includes process technologies for immersion (a method used to clean silicon wafers by immersing the wafer in multiple tanks filled with process chemicals), spray (sprays chemical mixtures, water and nitrogen in a variety of sequences on to the microelectronic substrate), vapor (utilizes gas · phase chemistries to selectively remove sacrificial surface films) and CryoKinetic (a momentum transfer process used to remove non-chemically bonded particles from the surface of a microelectronic device). The Company's support services programs provide product and process enhancements to extend the life of installed FSI equipment.

The Company's customers include microelectronics manufacturers located throughout North America, Europe, Japan and the Asia Pacific region.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of FSI International, Inc. and its wholly owned subsidiaries, FSI International Asia, Ltd., FSI International Semiconductor Equipment Pte. Ltd., FSI International (France) SARL, FSI International (Germany) GmbH, FSI International (Italy) S.r.l., FSI International (Holding) B.V., FSI International Netherlands B.V., FSI International (UK) Limited, FSI International (Shanghai) Co., Ltd., FSI International (Korea) Co., Ltd., FSI International Israel, Ltd., SCD Mountain View, Inc., and Semiconductor Systems, Inc. All intercompany balances and transactions have been eliminated in consolidation. During fiscal 2007, the Company closed its branch office, FSI Malaysia SDN GHD.

The Company's fiscal year ends on the last Saturday in August and is comprised of 52 or 53 weeks. Fiscal 2008 consisted of a 53-week period. Fiscal 2007 and 2006 consisted of 52-week periods.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the purchase price is fixed or determinable and collectibility is reasonably assured. If the Company's equipment sales involve sales to its existing customers who have previously accepted the same type(s) of equipment with the same type(s) of specifications, the Company accounts for the product sale as a multiple element arrangement. Revenue from multiple element arrangements is allocated among the separate accounting units based on the residual method. Under the residual method, the revenue is allocated to undelivered elements based on fair value of such undelivered elements and the residual amounts of revenue allocated to delivered elements. The Company recognizes the equipment revenue upon shipment and transfer of title. The other elements may include installation, service contracts and training. Equipment installation revenue is valued based on estimated service person hours to complete installation and quoted service labor rates and is recognized when the labor has been completed and the equipment has been accepted by the customer. Service contract revenue is valued based on estimated service person hours to complete the service and quoted service labor rates and is recognized over the contract period. Training revenue is valued based on quoted training class prices and is recognized when the customers complete the training classes or when a customer-specific training period has expired. The quoted service labor rates and training class prices are rates actually charged and billed to the Company's customers.

All other product sales with customer specific acceptance provisions are recognized upon customer acceptance. Revenue related to spare parts sales is recognized upon shipment or delivery based on the title transfer terms. Revenue related to maintenance and service contracts are recognized ratably over the duration of the contracts.

Other Comprehensive Loss

Other comprehensive loss pertains to revenues, expenses, gains, and losses that are not included in net loss, but rather are recorded directly in stockholders' equity. For fiscal 2008, 2007 and 2006, other comprehensive loss consisted of foreign currency translation adjustments.

Cash and Cash Equivalents

All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Marketable Securities

The Company accounts for its marketable securities as available-for-sale and reports them at fair market value. Fair market values, other than for ARS, are based on quoted market prices. Fair market values of the majority of the Company's ARS are based on a mark-to-model approach. Other ARS are valued based on the price at which the issuer offered to repurchase such ARS in a conditional tender offer the Company received in October 2008 from the issuer. In determining the fair market value of its ARS, the Company has made assumptions related to interest rates, credit worthiness of the issuer and the Company's ability and intent to hold the investments until recovery of fair value. Unrealized gains and losses on available-for-sale investments are excluded from income, but are included, net of taxes, in other comprehensive income. If an "other-than-temporary" impairment is determined to exist, the difference between the value of the investment recorded in the financial statements and the Company's current estimate of fair value is recognized as a charge to earnings in the period in which the impairment is determined.

Allowance for Doubtful Accounts

The Company makes estimates of the uncollectibility of accounts receivable. Management specifically analyzes accounts receivable and analyzes historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Accounts receivable are charged off after management determines that they are uncollectible.

A rollforward of the allowance for doubtful accounts for the fiscal years ended August 30, 2008, August 25, 2007 and August 26, 2006 is as follows (in thousands):

	Balance at Beginning of Year	Recoveries	Adjustments	Write-Offs	Balance at End of Year
Fiscal year ended August 30, 2008 ...	$196	$ (68)	$ —	$ —	$128
Fiscal year ended August 25, 2007 ...	$520	$ (55)	$(43)	$(226)	$196
Fiscal year ended August 26, 2006 ...	$922	$(336)	$(29)	$ (37)	$520

The Company collected $68,000 of receivables in fiscal 2008, $55,000 in fiscal 2007 and $336,000 in fiscal 2006 that had previously been written down to zero, resulting in credits to selling, general and administrative expenses.

Inventories

Inventories are valued at the lower of cost, determined by the first-in, first-out method, or net realizable value. The Company records provisions for inventory shrinkage and for potentially excess, obsolete and slow moving inventory. The amounts of these provisions are based upon historical loss trends, inventory levels, physical inventory and cycle count adjustments, expected product lives, forecasted sales demand and recoverability.

Property, Plant and Equipment

Building and related costs are carried at cost and depreciated on a straight-line basis over a 5 to 30-year period. Leasehold improvements are carried at cost and depreciated over a three- to fifteen-year period or the term of the underlying lease, whichever is shorter. All other property, plant and equipment assets are carried at cost and depreciated on a straight-line method over their estimated economic lives. Principal economic lives for these assets are one to seven years. Software developed for internal use is depreciated over three to five years beginning when the system is placed in service. Maintenance and repairs are expensed as incurred; significant renewals and improvements are capitalized.

Intangible Assets

The Company amortizes intangible assets on a straight-line basis over their estimated economic lives which range from two to nine years.

Impairment of Long-Lived Assets

The Company assesses the impairment of long-lived assets, including identifiable intangible assets, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with FASB SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." An asset or asset group is considered impaired if its carrying amount exceeds the undiscounted future net cash flow the asset or asset group is expected to generate. If an asset or asset group is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset ′ exceeds its fair value. If estimated fair value is less than the book value, the asset is written down to the estimated fair value and an impairment loss is recognized.

The Company routinely considers whether indicators of impairment of its property and equipment assets are present. If such indicators are present, the Company determines whether the sum of the estimated undiscounted cash flows attributable to the asset in question is less than the carrying amount of the asset. If less, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. Fair value is determined by discounted estimated future cash flows, appraisals or other methods deemed appropriate. If the asset determined to be impaired is to be held and used, the Company recognizes an impairment charge to the extent that the carrying amount of the asset exceeds its fair value. Net intangible assets and long-lived assets amounted to $18.3 million as of August 30, 2008.

Considerable management judgment is necessary in estimating future cash flows and other factors affecting the valuation of long-lived assets, including intangible assets, which includes the operating and macroeconomic factors that may affect them. The Company uses historical financial information, internal plans and projections and industry information in making such estimates.

Income Taxes

Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting. The Company accounts for tax credits as reductions of income tax expense in the year in which such credits are allowable for tax purposes.

The Company's effective income tax rate is based on income, statutory tax rates and tax planning opportunities available to it in the various jurisdictions in which it operates. The Company has established valuation allowances against its U.S. and non-U.S. net operating losses to reflect the uncertainty of its ability to fully utilize these benefits given the limited carryforward periods permitted by the various jurisdictions. The evaluation of the realizability of the Company's net operating losses requires the use of considerable management judgment to estimate the future taxable income for the various jurisdictions, for which the ultimate amounts and timing of such estimates may differ. The valuation allowance can also be impacted by changes in the tax regulations.

As of August 26, 2007, the Company adopted the provisions of the FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109." The adoption of FIN 48 had no impact on our financial position or results of operations. As of August 30, 2008 and August 25, 2007, the Company had $0.6 million and $1.3 million, respectively, of liabilities recorded related to unrecognized tax benefits. The Company does not anticipate that the total amount of unrecognized tax benefits will significantly change during the next twelve months.

Product Warranty

Generally, the Company warrants to the original purchaser that new equipment manufactured by it is free from defects in material and workmanship for six months to two years, depending upon the product or customer agreement. Provision is made for the estimated cost of maintaining product warranties at the time the product is sold. Special warranty provisions are also accrued for major rework campaigns.

Warranty provisions, claims and changes in estimates for the fiscal years ended August 30, 2008, August 25, 2007 and August 26, 2006 were as follows (in thousands):

	August 30, 2008	August 25, 2007	August 26, 2006
Beginning balance	$ 3,811	$ 3,964	$ 4,117
Warranty provisions	1,153	1,514	2,112
Warranty claims	(2,207)	(1,667)	(2,265)
Ending Balance	$ 2,757	$ 3,811	$ 3,964

Foreign Currency Translation

For each of our foreign operating subsidiaries the functional currency is generally its local currency. Assets and liabilities of foreign operations are translated into U.S. dollars using month-end exchange rates, and revenue and expenses are translated into U.S. dollars using average exchange rates. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive (loss) income in stockholders' equity.

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency. Foreign currency transaction gains (losses) are included in other income, net.

Loss Per Common Share

Basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted loss per common share for fiscal years 2007, 2006 and 2005 does not include the effect of potential dilutive common shares as their inclusion would be antidilutive. The number of potential dilutive common shares excluded from the computation of diluted loss per share was 3,679,000 for fiscal 2008, 3,578,000 for fiscal 2007 and 3,699,000 for fiscal 2006.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales revenue and expenses during the reporting period. Actual results could differ from those estimates.

Employee Stock Plans

On August 28, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123R, "Share-Based Payment," using the modified-prospective method. As a result, for fiscal 2008, 2007 and 2006, the Company's results of operations reflect compensation expense for new stock options granted and vested under its stock incentive plan and employees stock purchase plan during the fiscal year and the unvested portion of previous stock option grants which vested during the fiscal year.

New Accounting Pronouncements

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 ("SAB 108") , "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," to address diversity in practice in quantifying the financial statement misstatements. SAB No. 108 requires that companies quantify misstatements based on their impact on each of the financial statements and related disclosures. SAB No. 108 is effective as of the end of fiscal year 2006, allowing a one-time transitional cumulative effect adjustment to retained earnings as of August 27, 2006, for errors that were not previously deemed material, but are material under the guidance in SAB No. 108. The Company applied the provisions of SAB 108 using the cumulative effect transition method in connection with the preparation of its annual financial statements for the year ended August 25, 2007. The application of SAB 108 resulted in a $310,000 decrease in accrued professional fees and other accrued expenses and a corresponding decrease in accumulated deficit as of August 27, 2006.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair-value measurements. This statement applies only to fair-value measurements that are already required or permitted by other accounting standards, except for measurements of share-based payments and measurements that are similar to, but not intended to be, fair value. This statement is expected to increase the consistency of fair value measurements, but imposes no requirements for additional fair-value measures in financial statements. The provisions under SFAS No. 157 are effective for the Company beginning in the first quarter of fiscal 2009. The Company does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 amends SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for the Company beginning in the first quarter of fiscal 2009. The Company does not plan to measure any of its financial instruments at fair value as permitted under SFAS 159.

In December 2007, the FASB issued SFAS 141 (revised 2007) ("SFAS 141R"), "Business Combinations," and SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements," to improve, simplify, and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements, respectively. The provisions of SFAS 141R and SFAS 160 are effective

for the Company beginning in the first quarter of fiscal 2010. The Company is still evaluating the impact the adoption of these pronouncements will have on its consolidated financial statements.

(2) Concentration of Risk and Financial Instruments

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, marketable securities and trade accounts receivable.

The Company's customers consist of microelectronics manufacturers located throughout the world. The Company performs ongoing credit evaluations of its customers' financial conditions and generally requires no collateral from them. The Company maintains an allowance for doubtful accounts receivable based upon expected collectibility of all accounts receivable.

The Company invests in a variety of financial instruments such as municipal bonds, auction-rate securities, commercial paper and money market fund shares. The Company, by policy, limits the amount of credit exposure with any one financial or commercial issuer.

The carrying amount of the Company's financial instruments, which includes cash equivalents, short-term marketable securities, accounts receivable, accounts payable and accrued expenses, approximate fair value at August 30, 2008, due to their short maturities.

As of August 30, 2008 and August 25, 2007, all marketable securities were classified as available-for-sale. The carrying amount of short-term marketable securities was $850,000 as of August 30, 2008 and $8,800,000 as of August 25, 2007. The carrying amount of long-term marketable securities was $6,447,000 as of August 30, 2008 and $0 as of August 25, 2007. The balance as of August 30, 2008 is net of an other-than-temporary impairment of $353,000. See Note 18 of the Notes to Consolidated Financial Statements for further discussion related to the impairment.

Gross unrealized holding gains were immaterial as of August 30, 2008 and August 25, 2007. The Company manages its cash equivalents and short-term investments as a single portfolio of highly marketable securities, all of which are intended to be available to meet the Company's current cash requirements.

(3) Related Party Transactions

Prior to the transaction described below, the Company owned a 49 percent equity interest in Apprecia Technology, Inc. ("Apprecia"), formerly known as m•FSI LTD, a Japanese joint venture company formed in 1991 among the Company, Mitsui & Co., Ltd. ("Mitsui") and Mitsui's wholly owned subsidiary, Chlorine Engineers Corp., Ltd. ("CEC"). Apprecia is engaged in the manufacturing and distribution in the Japanese market of semiconductor equipment and products, including certain products of the Company. On May 15, 2007 (the "Closing Date"), the Company, CEC, Mizuho Capital Co., Ltd, ("Mizuho"), The Yasuda Enterprise Development III, Limited Partnership ("Yasuda") and certain Apprecia managers ("Apprecia Management Group") entered into a Stock Purchase Agreement (the "Agreement"). The Apprecia Management Group did not include any officers or employees of the Company. Under the Agreement, Apprecia paid on the Closing Date, a $4.2 million dividend to its shareholders prior to the sales contemplated in the Agreement, of which the Company received approximately $2.0 million. Under the Agreement, CEC and MBK Project Holdings Ltd. ("MPH"), a wholly owned subsidiary of Mitsui, sold all of their combined 51 percent equity ownership in Apprecia and the Company sold 28.4 percent of its equity ownership in Apprecia, or a total of 79.4 percent, to Yasuda, Mizuho and the Apprecia Management Group for a total purchase price of $1.8 million. On the Closing Date, the Company received total proceeds of $3.2 million, net of applicable taxes. At the end of fiscal 2007, the Company had a 20% equity ownership in Apprecia. As a result of the transaction, the Company's ownership and business relationship with Apprecia changed such that the Company no longer had the ability to exercise significant influence over Apprecia. Therefore, the Company began to account for its investment in Apprecia under the cost method after completion of the transaction. Previously, the Company

accounted for its investment in Apprecia under the equity method. On the Closing Date, the Company entered into a Termination and Release Agreement with Mitsui, CEC, MPH and Apprecia, for the termination of the following agreements and any amendments thereto:

(i) the Apprecia Distribution Agreement, dated September 17, 2004, providing the Company with the exclusive rights to distribute Apprecia surface conditioning products outside of Japan,

(ii) the FSI Distribution Agreement, dated June 5, 1991, providing Apprecia with exclusive rights to distribute the Company surface conditioning products in Japan,

(iii) the Apprecia License Agreement, dated September 17, 2004, pursuant to which Apprecia granted to the Company a license to certain Apprecia intellectual property and technology,

(iv) the FSI License Agreement, dated June 5, 1991, pursuant to which the Company granted to Apprecia a license to certain of the Company's intellectual property and technology, and

(v) the Shareholders Agreement, dated June 5, 1991, among the Company, CEC and MPH related to the establishment of Apprecia.

The Company and Apprecia also entered into a new distribution agreement, with an initial five-year term, providing Apprecia with the exclusive right to sell, lease or otherwise distribute the Company's SC products in Japan.

The Company sold approximately $5,355,000 in fiscal 2007 and $5,924,000 in fiscal 2006 of its products in the aggregate to Apprecia as an affiliate.

(4) Lease Commitments

The Company has capital and operating lease agreements for equipment and manufacturing and office facilities. The future net minimum lease payments for all leases with noncancellable lease terms in excess of one year at August 30, 2008 are as follows (in thousands):

	Operating Leases	Capital Leases
Fiscal Year Ending August:		
2009	$1,042	$878
2010	395	—
2011	232	—
2012	29	—
2013	4	—
Total minimum lease payments	$1,702	$878
Less imputed interest		37
Total lease obligations		$841

Rental expense for all operating leases consisted of the following (in thousands):

	Fiscal Year Ended		
	August 30, 2008	August 25, 2007	August 26, 2006
Rent expense for operating leases	$1,578	$1,723	$1,735

(5) Inventories

Inventories are summarized as follows (in thousands):

	August 30, 2008	August 25, 2007
Finished goods	$ 1,999	$ 3,614
Work in process	9,319	10,961
Subassemblies	4,992	3,480
Raw materials and purchased parts	10,859	11,570
	$27,169	$29,625

(6) Property, Plant and Equipment

The components of property, plant and equipment are as follows (in thousands):

	August 30, 2008	August 25, 2007
Land	$ 224	$ 224
Building and leasehold improvements	33,185	33,079
Office furniture and equipment	4,240	4,410
Computer hardware and software	17,972	18,727
Manufacturing equipment	1,954	1,955
Lab equipment	20,731	19,948
Tooling	265	265
Capital programs in progress	505	43
	79,076	78,651
Less accumulated depreciation and amortization	(60,810)	(58,629)
	$ 18,266	$ 20,022

Capital programs in progress as of August 30, 2008 included $442,000 of assets acquired under a capital lease. Lab equipment as of August 30, 2008 and August 25, 2007 included $1,687,000 of assets acquired under a capital lease.

(7) Intangible Assets

The Company amortizes intangible assets on a straight-line basis over their estimated economic lives, which range from two to nine years. The estimated aggregate amortization of intangible assets for fiscal 2009 is $61,000.

The Company has no intangible assets with indefinite useful lives. Intangible assets as of August 30, 2008 and August 25, 2007 consist of the following (in thousands):

	As of August 30, 2008		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	$ 9,150	$ 9,150	$—
Patents	4,285	4,224	61
License fees	500	500	—
Other	420	420	—
	$14,355	$14,294	$61

	As of August 25, 2007		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	$ 9,150	$ 9,150	$ —
Patents	4,285	3,789	496
License fees	500	500	—
Other	420	420	—
	$14,355	$13,859	$496

(8) Accrued Expenses

Accrued expenses are summarized as follows (in thousands):

	August 30, 2008	August 25, 2007
Salaries and benefits	$ 1,934	$ 2,123
Vacation	1,582	1,566
Realignment	1,991	660
Product warranty	2,757	3,811
Income taxes	38	1,175
Other	2,090	2,030
	$10,392	$11,365

(9) Deferred Profit

Deferred profit as of the end of the fiscal year consists of (in thousands):

	August 30, 2008	August 25, 2007
Deferred revenue	$ 5,439	$ 5,826
Deferred cost of goods sold	(1,572)	(2,494)
Deferred profit	$ 3,867	$ 3,332

(10) Income Taxes

Loss before income taxes and equity in earnings (losses) of affiliate was derived from the following sources (in thousands):

	Fiscal Year Ended		
	August 30, 2008	August 25, 2007	August 26, 2006
Domestic	$(14,526)	$(10,574)	$(3,521)
Foreign	263	(3,917)	(3,442)
	$(14,263)	$(14,491)	$(6,963)

Income tax expense is summarized as follows (in thousands):

	Fiscal Year Ended		
	August 30, 2008	August 25, 2007	August 26, 2006
Current:			
Foreign	$(598)	$102	$—
State	(26)	20	50
	(624)	122	50
Deferred:			
Foreign	—	—	—
State	—	—	—
	—	—	—
	$(624)	$122	$50

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at August 30, 2008 and August 25, 2007 are as follows (in thousands):

	August 30, 2008	August 25, 2007
Deferred tax assets:		
Inventory	$ 6,695	$ 6,460
Deferred profit	833	491
Accounts receivable	48	74
Property, plant and equipment, net	428	195
Credit carryforwards	6,640	5,498
Net operating loss carryforwards	61,050	62,750
Accruals	1,608	2,127
Total gross deferred tax assets	77,302	77,595
Deferred tax liabilities:		
Intangibles	23	189
Other, net	371	131
Investment in foreign affiliate	118	118
Total gross deferred tax liabilities	512	438
Less valuation allowance	(76,790)	(77,157)
Net deferred tax assets	$ —	$. —

The effective income tax expense differs from the expected statutory federal income tax as follows (in thousands):

	Fiscal Year Ended		
	August 30, 2008	August 25, 2007	August 26, 2006
Expected federal income tax benefit	$(4,992)	$(5,072)	$(2,437)
State income tax benefit before valuation allowance	(383)	(413)	(185)
Research activities credit	(250)	(390)	(50)
Nondeductable transfer pricing adjustments	809	—	—
Valuation allowance	4,614	5,627	2,261
Stock compensation expense	198	207	—
Foreign withholding tax	48	102	—
Tax contingency	(709)	—	—
Other items, net	41	61	461
	$ (624)	$ 122	$ 50

We adopted the provisions of FIN 48 on August 26, 2007. Implementation of FIN 48 resulted in no adjustment to the liability for unrecognized tax benefits. A reconciliation of the beginning and ending amount of total gross unrecognized tax benefits is as follows (in thousands):

Balance at August 26, 2007	$1,290
Increase related to prior year tax position	18
Decrease related to prior year tax position	(64)
Increase related to current year tax positions	—
Settlements	(663)
Balance at August 30, 2008	$ 581

The Company recorded a tax benefit of $624,000 in fiscal 2008 related to tax positions that were effectively settled with tax authorities during fiscal 2008, partially offset by state income tax expense. The Company recorded a tax liability of $122,000 for fiscal 2007 and $50,000 for fiscal 2006, which was the result of foreign and state taxes.

The Company has net operating loss carryforwards for federal income tax purposes of approximately $163.5 million at August 30, 2008, which will begin to expire in fiscal 2011 through fiscal 2029 if not utilized. Of this amount, approximately $15.0 million is subject to Internal Revenue Code Section 382 limitations on utilization. This limitation is approximately $1.4 million per year. The Company has net operating loss carryforwards for state purposes of approximately $74.4 million, which will expire at various times, beginning with fiscal year 2009, if not utilized.

The Company maintains a valuation allowance to fully reserve against its net deferred tax assets due to uncertainty over the ability to realize these assets. The change in the valuation allowance during the fiscal year 2008 was $0.4 million. Included in the August 30, 2008 valuation allowance balance of $76.8 million is $3.6 million, which will be recorded as a credit to stockholders' equity, if it is determined in the future that this portion of the valuation allowance is no longer required.

(11) Retirement Plans

The Company has an Employee 401(k) Retirement Plan, which allows for discretionary profit sharing contributions, covering eligible employees. Contributions under the plans are 3% or at the discretion of the Board of Directors. Beginning in January 2005, the Company contributed 3% of employee salaries to the 401(k). The Company contributed approximately $738,000 in fiscal 2008, $877,000 in fiscal 2007 and $869,000 in fiscal 2006.

In addition, the Company has statutory pension plans in Europe and Asia.

(12) Stock Options

In fiscal 2008, the Company's shareholders approved the 2008 Omnibus Stock Plan (the "2008 Plan"), which authorizes stock-based awards ("Awards") to purchase up to 1,000,000 shares of the Company's common stock. Under the Plan, the Plan Committee has the power to make Awards, to determine when and to whom Awards will be granted, the form of each Award, the amount of each Award, and any other terms or conditions of each Award consistent with the 2008 Plan. Awards generally vest over a three-year period and expire in ten years.

The Company's 1997 Omnibus Stock Plan (the "1997 Plan"), which was approved by the Company's shareholders and subsequently expired in 2007, authorized Awards to purchase up to 5,100,000 shares of the Company's common stock. The Company has awards outstanding under the 1997 Plan and the 2008 Plan.

On August 28, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123R, "Share-Based Payment," using the modified-prospective method. As a result, for the year ended August 26, 2006, the Company's results of operations reflected compensation expense for new stock options granted and vested under its stock incentive plans and employees stock purchase plan during fiscal 2008, 2007 and 2006 and the unvested portion of previous stock option grants which vested during the fiscal years.

Stock-based compensation expense was reflected in the statements of operations for fiscal 2008, 2007 and 2006 as follows (in thousands):

	Year Ended August 30, 2008	Year Ended August 25, 2007	Year Ended August 26, 2006
Cost of goods sold	$ 43	$ 28	$ 54
Selling, general and administrative	401	439	743
Research and development	121	126	342
Amount charged against net loss	$565	$593	$1,139

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing method. The Company uses historical data to estimate the expected price volatility, the expected option life and the expected forfeiture rate. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the estimated life of an option. The Company has not made any dividend payments nor does it have plans to pay dividends in the foreseeable future. The following assumptions were used to estimate the fair value of options granted under the Company's Plan and the Employees Stock Purchase Plan ("ESPP") during fiscal 2008, 2007 and 2006 using the Black-Scholes option-pricing model:

	Options			ESPP		
Fiscal Year	2008	2007	2006	2008	2007	2006
Annualized dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Expected stock price volatility	69.3%	69.0%	68.5%	69.3%	69.0%	68.2%
Risk free interest rate	3.2%	4.7%	4.5%	2.3%	5.0%	4.8%
Expected life (in years)	5.5	5.5	5.6	0.5	0.5	0.5

A summary of the option activity for fiscal 2008 is as follows (in thousands, except price per share and contractual term):

	Number of Shares	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at August 25, 2007	3,578	$7.19		
Options granted	370	1.59		
Options forfeited..................	(4)	4.41		
Options expired	(265)	7.93		
Options exercised	—	—		
Outstanding at August 30, 2008	3,679	$6.58	4.9	—
Exercisable at August 30, 2008	3,251	$7.12	4.3	—

There was no intrinsic value for options outstanding or exercisable at August 30, 2008 as the closing price of the Company's stock at the end of fiscal 2008 was less than the exercise price of the options outstanding or exercisable.

The weighted average grant date fair value based on the Black-Scholes option-pricing model for options granted in fiscal 2008 was $0.98 per share, for options granted in fiscal 2007 was $3.32 per share and for options granted in fiscal 2006 was $2.94 per share. There were no options exercised during fiscal 2008. The total intrinsic value of options exercised was $108,000 during fiscal 2007 and $628,000 during fiscal 2006.

A summary of the status of unvested option shares as of August 30, 2008 is as follows (in thousands, except fair value amounts):

	Number of Shares	Weighted-Average Grant-Date Fair Value
Unvested at August 25, 2007	276	$3.07
Options granted	370	0.98
Options forfeited	(4)	2.79
Options vested	(214)	2.58
Unvested at August 30, 2008	428	$1.51

As of August 30, 2008, there was $597,000 of total unrecognized compensation cost related to unvested share-based compensation granted under our plans. That cost is expected to be recognized over a weighted-average period of 1.0 years. The total fair value of option shares vested was $565,000 during fiscal 2008, $593,000 during fiscal 2007 and $1,139,000 during fiscal 2006.

The activity under stock option plans of the Company is as follows (in thousands, except per share amounts):

| | Number of Shares | | Weighted-Average |
	Available for Grant	Outstanding	Exercise Price per Share
Activity Description			
August 27, 2005	550	4,001	$ 7.34
Granted	(186)	186	4.91
Exercised	—	(261)	3.32
Canceled	220	(227)	8.58
August 26, 2006	584	3,699	7.42
Granted	(173)	173	5.20
Exercised	—	(54)	3.50
Canceled	41	(240)	10.24
Expired Plan	(452)	—	—
August 25, 2007	—	3,578	7.19
Adoption of the 2008 Omnibus Stock Plan	1,000	—	—
Granted	(370)	370	1.59
Exercised	—	—	—
Canceled	—	(269)	7.87
August 30, 2008	630	3,679	$ 6.58

The following table summarizes information with respect to options outstanding and exercisable at August 30, 2008 (number of options outstanding and exercisable in thousands):

| | Options Outstanding | | | Options Exercisable | |
Range of Exercise Prices	Number of Options Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Exercisable	Weighted-Average Exercise Price
$ 1.44 — $ 5.00	1,443	6.4	$ 3.13	1,112	$ 3.59
$ 5.01 — $ 8.50	1,185	4.6	7.15	1,088	7.32
$ 8.51 — $ 12.00	901	2.4	10.19	901	10.19
$12.01 — $ 15.50	135	1.4	13.16	135	13.16
$15.51 — $ 16.81	15	1.0	16.69	15	16.69
$ 1.44 — $ 16.81	3,679	4.6	$ 6.58	3,251	$ 7.12

There were 3,302,000 currently exercisable options at a weighted-average exercise price of $7.38 at August 25, 2007, and 3,396,000 currently exercisable options at a weighted-average exercise price of $7.69 at August 26, 2006.

On May 22, 1997, the Company adopted a Shareholder Rights Plan (the "Rights Plan"). Pursuant to the Rights Plan, rights were distributed as a dividend at the rate of one preferred share purchase right ("Right") for each outstanding share of common stock of the Company. The Rights Plan and related Rights expired on June 10, 2007.

FSI INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(13) Employees Stock Purchase Plan

The Company's ESPP enables employees to contribute up to 10% of their wages toward the purchase of the Company's common stock at 85% of the lower of market value at the beginning or the end of the semiannual purchase period. Stockholders authorized the issuance of 500,000 additional shares of common stock to the ESPP in fiscal 2008.

Shares were issued on the following dates for the following prices (in thousands except per share amounts):

Date	Shares	Price per Share
December 31, 2005	88	3.29
June 30, 2006	85	3.91
December 31, 2006	75	4.39
June 30, 2007	106	2.70
December 31, 2007	111	1.53
June 30, 2008	183	1.14

As of August 30, 2008, there were 324,000 shares reserved for future employee purchases of stock under the ESPP.

(14) Segment and Other Information

Segment information

The Company has two product lines, Surface Conditioning ("SC") and POLARIS® Microlithography Systems.

In accordance with SFAS No. 131 ("SFAS 131"), "Disclosures About Segments of an Enterprise and Related Information," the Company's chief operating decision-maker has been identified as the President and Chief Executive Officer. Due to the level of integration of the two product lines, the Company's chief operating decision-maker reviews consolidated operating results to make decisions about allocating resources and assessing performance for the entire Company. The two product lines are a part of one segment for the manufacture, marketing and servicing of equipment for the microelectronics industry.

Geographic Information

International sales were approximately 76% of total sales in fiscal year 2008, approximately 69% of total sales in fiscal year 2007, and approximately 62% of total sales in fiscal 2006. The basis for determining sales by geographic region is the location that the product is shipped to. Included in these percentages and the table below are sales to related parties (see Note 3). Sales by geographic area are summarized as follows (in thousands):

	August 30, 2008	August 25, 2007	August 26, 2006
Asia	$33,276	$ 41,779	$ 36,654
Europe	25,967	37,476	33,704
Other	24	381	9
Total International	59,267	79,636	70,367
Domestic	18,989	36,597	42,874
	$78,256	$116,233	$113,241

52

FSI INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In fiscal 2008, South Korea accounted for 25% of total sales. In fiscal 2007, South Korea accounted for 15% of total sales and Israel accounted for 10% of total sales. In fiscal 2006, the United Kingdom accounted for 11% of total sales and South Korea accounted for 11% of total sales.

Long-lived Assets

The Company does not have significant long-lived assets in foreign countries.

Customer Information

The following summarizes significant customers comprising 10% or more of the Company's trade accounts receivable as of August 30, 2008 and August 25, 2007 and 10% or more of sales for fiscal 2008, 2007 and 2006, which includes sales through affiliates to end-users:

	% of Trade Accounts Receivable as of		% of Sales for the Fiscal Year Ended		
	August 30, 2008	August 25, 2007	August 30, 2008	August 25, 2007	August 26, 2006
Customer A	22%	*	19%	13%	11%
Customer B	17%	*	12%	*	14%
Customer C	*	*	*	11%	*
Customer D	*	*	*	*	13%
Customer E	*	*	*	*	11%
Customer F	*	12%	*	*	*
Customer G	*	11%	*	*	*
Customer H	*	10%	*	*	*
Customer I	21%	*	*	*	*

* Trade accounts receivable from or sales to respective customer were less than 10% as of the end of or during the fiscal year.

(15) License Agreements

The Company, in the ordinary course of business, enters into various licensing agreements. These agreements generally provide for technology transfers between the Company and the licensors in exchange for minimum royalty payments and/or a fixed royalty to the licensors. The total accrued royalty license fees included in accrued expenses were $312,000 at August 30, 2008 and $381,000 at August 25, 2007. These agreements can generally be terminated by the Company with appropriate notice to the licensors.

(16) Supplementary Cash Flow Information

The following summarizes supplementary cash flow items (in thousands):

	Fiscal Year Ended		
	August 30, 2008	August 25, 2007	August 26, 2006
Income taxes paid	$ 17	$ 106	$54
Interest paid, net	144	195	43
Assets acquired by a capital lease	$442	$1,687	$—

(17) Cost Reductions and Realignment

In fiscal 2008, the Company committed to a plan to reduce its headcount by approximately 60 positions, or about 14% of the Company's global workforce from the end of the third quarter of fiscal 2008. The plan was implemented in September 2008. In conjunction with the staff reductions, the Company's European and United States sales and service organizations were consolidated to better support the customer base in these regions. Also, the Company refocused its remaining Allen, TX and Chaska, MN based engineering resources toward products which the Company believes will provide the most significant opportunity for near-term revenue and future market share gains. A total of 63 positions were eliminated in September 2008 of which 19 were manufacturing positions, 19 were sales, service and marketing positions, 5 were administration positions and 20 were engineering positions. Severance and outplacement costs recorded in fiscal 2008 were allocated as follows: $1,314,000 to selling, general and administrative expense, $536,000 to research and development expense and $142,000 to cost of goods sold.

The fiscal 2008 severance and outplacement costs are summarized as follows (in thousands):

	Amount Charged Fiscal 2008	Amount Paid Through August 30, 2008	Accrual at August 30, 2008
Selling, general and administrative expenses	$1,314	$—	$1,314
Research and development expenses	536	—	536
Cost of goods sold	142	—	142
Total severance and outplacement costs	$1,992	$—	$1,992

The majority of the accruals are expected to be paid in the first half of fiscal 2009.

In fiscal 2007, the Company implemented cost reduction actions including a 25% reduction in headcount to approximately 430 employees and other operating cost initiatives. The cost reduction actions were related to industry conditions in the semiconductor device and thin film head segments that the Company serves, coupled with a delay in certain customer-specific equipment purchases. A total of 136 positions were eliminated in connection with this reduction of which 61 were manufacturing positions, 28 were sales, service and marketing positions, 13 were administration positions and 34 were engineering positions. The terminations all occurred in fiscal 2007. Severance and outplacement costs recorded in fiscal 2007 were allocated as follows: $923,000 to selling, general and administrative expense, $592,000 to research and development expense and $296,000 to cost of goods sold.

The fiscal 2007 severance and outplacement costs are summarized as follows (in thousands):

	Amount Charged Fiscal 2007	Amount Paid Through August 30, 2008	Accrual at August 30, 2008
Selling, general and administrative expenses	$ 923	$ 923	$—
Research and development expenses	592	592	—
Cost of goods sold	296	296	—
Total severance and outplacement costs	$1,811	$1,811	$—

The accruals were paid in the first quarter of fiscal 2008.

(18) Marketable Securities and Impairment of Investment

As of August 30, 2008, the Company had investments in taxable auction rate securities ("ARS") reported at a fair value of $7.3 million after reflecting a $0.4 million other than temporary impairment against $7.7 million par value. The other than temporary impairment has been recorded in other expense in fiscal 2008. The Company valued the majority of ARS using a mark-to-model approach that relies on discounted cash flows, market data and inputs derived from similar instruments. This model takes into account, among other variables, the base interest rate, credit spreads, downgrade risks and default/recovery risk, the estimated time required to work out the disruption in the traditional auction process and its effect on liquidity, and the effects of insurance and other credit enhancements. However, the Company valued certain ARS based on the price at which the issuer offered to repurchase such ARS in a conditional tender offer received by the Company in October 2008 from the issuer.

The ARS held by the Company are marketable securities with long-term stated maturities for which the interest rates are reset through a Dutch auction every 28 days. The auctions have historically provided a liquid market for these securities as investors historically could readily sell their investments at auction. Due to the liquidity issues experienced in global credit and capital markets, the ARS held by the Company have experienced multiple failed auctions, beginning on February 19, 2008, as the amount of securities submitted for sale has exceeded the amount of purchase orders. During the second quarter of fiscal 2008, the Company reclassified $8.5 million of ARS from current marketable securities to long-term marketable securities on the condensed consolidated balance sheet due to difficulties encountered at auction and the conditions in the general debt markets creating uncertainty as to when successful auctions may be reestablished. During the third and fourth quarters of fiscal 2008, $0.8 million of ARS were partially redeemed. An additional $0.7 million were redeemed subsequent to August 30, 2008. The ARS related to these redemptions were reclassified to short-term marketable securities as of August 30, 2008.

All of the ARS held by the Company continue to carry investment grade ratings and have not experienced any payment defaults. Of the ARS held by the Company, $6.8 million par value are backed by student loans and are collateralized, insured and guaranteed by the United States Federal Department of Education and are classified as long-term. The remaining $0.9 million par value relate to manufactured housing and are collateralized by the principal housing contract trusts associated with the related loans and are insured by third parties. These ARS were reclassified to short-term as of August 30, 2008. ARS that did not successfully auction, reset to the maximum interest rate as prescribed in the underlying indenture and all of the Company's holdings continue to be current with their interest payments. If uncertainties in the credit and capital markets continue, these markets deteriorate further or any ARS the Company holds are downgraded by the rating agencies, the Company may be required to recognize additional impairment charges.

(19) Contingencies

In late calendar 2006, the Company determined that certain of its replacement valves, pumps and heaters could fall within the scope of United States export licensing regulations to products that could be used in connection with chemical weapons processes. The Company determined that these regulations require it to obtain licenses to ship some of its replacement spare parts, spare parts kits and assemblies to customers in certain controlled countries as defined in the export licensing regulations. During the second quarter of fiscal 2007, the Company was granted licenses to ship replacement spare parts, spare parts kits and assemblies to all customers in the controlled countries where the Company conducts business.

The applicable export licensing regulations frequently change. Moreover, the types and categories of products that are subject to export licensing are often described in the regulations in general terms and could be subject to differing interpretations.

In the second quarter of fiscal 2007, the Company made a voluntary disclosure to the United States Department of Commerce to clarify its licensing practices and to review its practices with respect to prior sales of certain replacement valves, pumps and heaters to customers in several controlled countries as defined in the licensing regulations.

The United States Department of Commerce could assess penalties for any past violation of export control regulations. The potential penalties are dependent upon the number of shipments in violation of the export control regulations. The penalties can range from zero to $50,000 per violation. Management believes that the resolution of this matter will not have a material adverse impact to the Company's consolidated financial condition. The licenses that were granted during the second quarter of fiscal 2007 do not necessarily mitigate the Company's risk with respect to past violations.

(20) Share Repurchase Plan

In October 2008, the Company authorized the repurchase of up to $3 million of the Company's common stock to be effected from time to time in transactions in the public markets or in private purchases. The timing and extent of any repurchases will depend upon market conditions, the trading price of the Company's shares and other factors, subject to the restrictions relating to volume, price and timing of share repurchases under applicable law. The repurchase program may be modified, suspended or terminated at any time by the Company without notice.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
FSI International, Inc.:

We have audited the accompanying consolidated balance sheets of FSI International, Inc. and subsidiaries (the "Company") as of August 30, 2008 and August 25, 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended August 30, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FSI International, Inc. and subsidiaries as of August 30, 2008 and August 25, 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended August 30, 2008, in conformity with U.S. generally accepted accounting principles.

As disclosed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Securities and Exchange Commission Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,* as of August 27, 2006.

/s/   KPMG LLP

Minneapolis, Minnesota
November 3, 2008

Data for the fiscal quarters of our last two fiscal years is as follows (in thousands, except per share data):

Quarterly Data

	First Quarter (b),(c)	Second Quarter (b),(c),(d)	Third Quarter (a),(b),(c),(d)	Fourth Quarter (a),(b),(c),(e)
	(In thousands, except per share data) (Unaudited)			
2008				
Sales	$$22,439	$21,423	$20,331	$14,063
Gross margin	8,603	10,210	10,479	3,694
Operating loss	(2,418)	(1,482)	(1,632)	(9,457)
Net loss	(2,132)	(1,016)	(1,404)	(9,087)
Diluted net loss per common share	$ (0.07)	$ (0.03)	$ (0.05)	$ (0.30)
2007				
Sales	$ 37,707	$33,350	$25,227	$19,949
Gross margin	16,194	14,218	9,387	7,324
Operating income (loss)	1,471	(793)	(5,303)	(6,880)
Net income (loss)	1,888	(4,286)	(5,643)	(6,545)
Diluted net income (loss) per common share	$ 0.06	$ (0.14)	$ (0.19)	$ (0.21)

(a) During the fourth quarter of fiscal 2008 and the third and fourth quarters of fiscal 2007, the Company recorded severance and outplacement costs as follows:

2008	Fiscal 2008 Fourth Quarter
Cost of sales	$ 142
Selling, general and administrative expenses	1,314
Research and development expenses	536
Total	$1,992

2007	Third Quarter	Fourth Quarter	Fiscal 2007
Cost of sales	$142	$ 154	$ 296
Selling, general and administrative expenses	216	707	923
Research and development expenses	216	376	592
Total	$574	$1,237	$1,811

(b) During fiscal 2008 and 2007, the Company recorded stock-based compensation expense as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal 2008
Cost of sales	$ 2	$ 12	$ 17	$ 12	$ 43
Selling, general and administrative expenses	112	91	110	88	401
Research and development expenses	23	33	41	24	121
Total	$137	$136	$168	$124	$565

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal 2007
Cost of sales	$ 15	$ 2	$ 6	$ 5	$ 28
Selling, general and administrative expenses	131	73	112	123	439
Research and development expenses	68	1	20	37	126
Total	$214	$76	$138	$165	$593

(c) During fiscal 2008 and 2007, the Company had sales of POLARIS systems product inventory with an original cost that had previously been written down to zero as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Fiscal 2008	$339	$330	$185	$95	$949
Fiscal 2007	$ 87	$800	$ —	$—	$887

(d) During the second quarter of fiscal 2007, the Company recorded a $3.6 million impairment of investment and during the third quarter of fiscal 2007, the Company recorded a $0.5 million impairment of investment.

(e) During the fourth quarter of fiscal 2008, the Company recorded an other than temporary impairment related to its ARS of $0.4 million.

The Company's fiscal quarters are generally 13 weeks, all ending on a Saturday. The fiscal year ends on the last Saturday in August and consists of 52 or 53 weeks.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act of 1934 (the "Exchange Act"). The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. Under the supervision and with the participation of management, including our Chairman and Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of August 30, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control — Integrated Framework*.

Based on our assessment using the criteria set forth by COSO in *Internal Control — Integrated Framework*, management concluded that our internal control over financial reporting was effective as of August 30, 2008. This annual report does not include an attestation report of KPMG LLP ("KPMG"), our independent registered public accounting firm, regarding internal control over financial reporting. Management's report was not subject to attestation by KPMG pursuant to temporary rules of the SEC that permit us to provide only management's report in this annual report.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of the principal executive officer and principal financial officer, of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Exchange Act). Based on this evaluation, the principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting during our most recently completed fiscal quarter that have materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

None.

PART III

Certain information required by Part III is incorporated by reference to our definitive proxy statement for the annual meeting of shareholders to be held on January 21, 2009 and which will be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after August 30, 2008.

Except for those portions specifically incorporated in this report by reference to our proxy statement for the annual meeting of shareholders to be held on January 21, 2009, no other portions of the proxy statement are deemed to be filed as part of this Report on Form 10-K.

ITEM 10. *DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT*

The information concerning our directors and our board committees required by this item is incorporated by reference to the information under the captions "Election of Directors" and "Compliance with Section 16(a) of the Securities and Exchange Act of 1934" in our proxy statement for the annual meeting of shareholders to be held on January 21, 2009. For information concerning executive officers, see Item 4A of this Form 10-K Report.

Audit Committee Financial Expert

Our board of directors has determined that at least one member of our Audit and Finance Committee, Mr. James A. Bernards, is an "audit committee financial expert," as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002 and the rules promulgated by the SEC in furtherance of Section 407. Mr. Bernards is independent, as that term is defined under the National Association of Securities Dealers' listing standards.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics applicable to all of our directors and employees, including our principal executive officer, principal financial officer, controller and other employees performing similar functions. A copy of this code of business conduct and ethics is available on our website at www.fsi-intl.com.

We intend to disclose any waiver of our code of business conduct and ethics for our directors or executive officers in future Form 8-K filings within four business days following the date of such waiver. We also intend to post on our website at www.fsi-intl.com any amendment to, or waiver from, a provision of our code of business conduct and ethics that applies to our principal executive officer, principal financial officer, controller and other employees performing similar functions within four business days following the date of such amendment or waiver.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this item is incorporated by reference to the information under the captions "Executive Compensation" and "Compensation of Directors" in our proxy statement for the annual meeting of shareholders to be held on January 21, 2009.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by this item is incorporated by reference to the information under the captions "Security Ownership of Management and Certain Beneficial Owners" and "Equity Compensation Plan Information" in our proxy statement for the annual meeting of shareholders to be held on January 21, 2009.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS*

The information required by this item is incorporated by reference to the information under the caption "Interests of Management and Others in Certain Transactions" in our proxy statement for the annual meeting of shareholders to be held on January 21, 2009.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by this item is incorporated by reference to the information under the captions "Independent Auditors' Fees" and "Auditor Independence" in our proxy statement for the annual meeting of shareholders to be held on January 21, 2009.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a)(2) *Financial Statement Schedules*

All schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

(a)(3) *Exhibits*

2.1 Agreement and Plan of Reorganization, dated as of January 21, 1999 among FSI International, Inc., BMI International, Inc. and YieldUP International Corporation.(6)

2.2 Agreement and Plan of Reorganization by and Among FSI International, Inc., Spectre Acquisition Corp., and Semiconductor Systems, Inc.(1)

2.3 Asset Purchase Agreement dated as of June 9, 1999 between FSI International, Inc. and The BOC Group, Inc.(7)

3.1 Restated Articles of Incorporation of the Company.(2)

3.2 Restated and Amended By-Laws.(14)

3.5 Articles of Amendment of Restated Articles of Incorporation.(8)

10.1 FSI International, Inc. 1997 Omnibus Stock Plan (as amended and restated April 2001).(12)

10.2 Form of Incentive Stock Option Agreement for the FSI International, Inc. 1997 Omnibus Stock Plan, as amended.(15)

10.3 Form of Incentive Stock Option Agreement for Outside Directors for the FSI International, Inc. 1997 Omnibus Stock Plan, as amended.(15)

10.4 FSI International, Inc. 2008 Omnibus Stock Plan.(17)

10.5 Amended and Restated Employees Stock Purchase Plan.(17)

10.6 Management Agreement entered into as of March 28, 2008, by and between FSI International, Inc. and Donald S. Mitchell. (Identical Management Agreements were entered into on March 28, 2008 between the Company and each of Benno G. Sand, Patricia M. Hollister and John C. Ely. These Management Agreements have been omitted but will be filed if requested in writing by the Commission)(18)

10.7 Severance Agreement entered into as of March 28, 2008, by and between FSI International, Inc. and Benno G. Sand.(18)

10.8 Employment Agreement entered into as of March 28, 2008, by and between FSI International, Inc. and Donald S. Mitchell.(18)

10.9 Amended and Restated Summary of Terms of Employment entered into as of March 28, 2008 between FSI International and Donald S. Mitchell.(18)

10.10	Severance Agreement entered into as of March 28, 2008, by and between FSI International, Inc. and Patricia M. Hollister. (An identical Severance Agreement was entered into on March 28, 2008 between the Company and John C. Ely. This Severance Agreement has been omitted but will be filed if requested in writing by the Commission.)(18)
10.15	License Agreement, dated October 15, 1991, between the Company and Texas Instruments Incorporated.(3)
10.16	Amendment No. 1, dated April 10, 1992, to the License Agreement, dated October 15, 1991, between the Company and Texas Instruments Incorporated.(3)
10.17	Amendment effective October 1, 1993 to the License Agreement, dated October 15, 1991 between the Company and Texas Instruments Incorporated.(4)
10.18	Amended and Restated Directors' Nonstatutory Stock Option Plan.(5)
10.19	Management Agreement between FSI International, Inc. and Donald S. Mitchell, effective as of January 2, 2001. (Similar agreements between the Company and its executive officers have been omitted but will be filed if requested in writing by the commission.)(11)#
10.26	Summary of Employment Arrangement between the Company and Don Mitchell dated December 12, 1999.(10)#
10.30	Employment Agreement entered into as of December 12, 1999 by and between FSI International, Inc. and Donald S. Mitchell.(9)#
10.31	Agreement made and entered into as of March 4, 2001 by and between FSI International, Inc. and Benno G. Sand.(13)#
10.40	Termination and Release Agreement dated as of May 15, 2007 with Mitsui & Co., Ltd., Chlorine engineers Corp., Ltd., MBK Project Holdings Ltd. and Apprecia.(16)
10.41	Stock Purchase Agreement dated as of May 15, 2007 by an among FSI International, Inc., MBK Project Holdings Ltd., Chlorine Engineers Corp. Ltd., Yasuda Enterprise Development III Limited Partnership, Mizuho Capital Co., Ltd., Mr. Hideki Kawai, Mr. Takanori Yoshioka and Mr. Satoshi Shikami. (exhibits omitted)(16)
21.0	Subsidiaries of the Company. (filed herewith)
23.0	Consent of KPMG LLP, independent registered public accounting firm. (filed herewith)
24.0	Powers of Attorney from the Directors of FSI International, Inc. (filed herewith)
31.1	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (filed herewith)
31.2	Certification by Principal Financial and Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (filed herewith)
32.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (filed herewith)

Identified exhibit is a management contract, compensation plan or arrangement.

(1) Filed as an Exhibit to the Company's Registration Statement on Form S-4 (as amended) dated March 21, 1996, SEC File No. 333-1509 and incorporated by reference.

(2) Filed as an Exhibit to the Company's Report on Form 10-Q for the quarter ended February 24, 1990, SEC File No. 0-17276, and incorporated by reference.

(3) Filed as an Exhibit to the Company's Report on Form 10-K for the fiscal year ended August 29, 1992, File No. 0-17276, and incorporated by reference.

(4) Filed as an Exhibit to the Company's Report on Form 10-K for the fiscal year ended August 28, 1993, SEC File No. 0-17276, and incorporated by reference.

(5) Filed as an Exhibit to the Company's Report on Form 10-Q for the fiscal quarter ended May 28, 1994, SEC File No. 0-17276, and incorporated by reference.

(6) Filed as an Exhibit to the Company's Report on Form 8-K, filed by the Company on January 27, 1999, SEC File No. 0-17276 and incorporated by reference.

(7) Filed as an Exhibit to the Company's Report on Form 8-K, filed by the Company on June 24, 1999, SEC File No. 0-17276 and incorporated by reference.

(8) Filed as an Exhibit to the Company's Report on Form 10-K for the fiscal year ended August 28, 1999, SEC File No. 0-17276, and incorporated by reference.

(9) Filed as an Exhibit to the Company's Report on Form 10-Q for the fiscal quarter ended February 26, 2000, SEC File No. 0-17276 and incorporated by reference.

(10) Filed as an Exhibit to the Company's Report on Form 10-K for the fiscal year ended August 26, 2000, SEC File No. 0-17276 and incorporated by reference.

(11) Filed as an Exhibit to the Company's Report on Form 10-Q for the fiscal quarter ended February 24, 2001, SEC File No. 0-17276 and incorporated by reference.

(12) Filed as an Exhibit to the Company's Registration Statement on Form S-8, filed by the Company on March 28, 2003, SEC File No. 333-104088 and incorporated by reference.

(13) Filed as an Exhibit to the Company's Report on Form 10-K for the fiscal year ended August 31, 2002, SEC File No. 0-17276 and incorporated by reference.

(14) Filed as an Exhibit to the Company's Report on Form 10-Q for the fiscal quarter ended February 23, 2002, SEC File No. 0-17276 and incorporated by reference.

(15) Filed as an Exhibit to the Company's Current Report on Form 8-K, filed by the Company on October 20, 2004, SEC File No. 0-17276 and incorporated by reference.

(16) Filed as an Exhibit to the Company's Report on Form 10-Q for the quarter ended May 26, 2007, SEC File No. 0-17276 and incorporated by reference.

(17) Filed as an Exhibit to the Company's Registration Statement on Form S-8, filed by the Company on March 21, 2008, SEC File No. 333-149852 and incorporated by reference.

(18) Filed as an Exhibit to the Company's Report on Form 10-Q for the fiscal quarter ended March 1, 2008, SEC File No. 0-17276 and incorporated by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FSI INTERNATIONAL, INC.

By: /s/   Donald S. Mitchell

Donald S. Mitchell, Chairman and
Chief Executive Officer
(Principal Executive Officer)

Dated: November 4, 2008

By: /s/   Patricia M. Hollister

Patricia M. Hollister, Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons, constituting a majority of the Board of Directors, on behalf of the Registrant and in the capacities and on the dates indicated.

James A. Bernards, Director*
Terrence W. Glarner, Director*
Willem D. Maris, Director*
Donald S. Mitchell, Director*
David V. Smith, Director*

*By: /s/   Patricia M. Hollister

Patricia M. Hollister, Attorney-in-fact

Dated: November 4, 2008

INDEX TO EXHIBITS

Exhibit	Description	Method of Filing
2.1	Agreement and Plan of Reorganization, dated as of January 21, 1999 among FSI International, Inc., BMI International, Inc. and YieldUP International Corporation.(6)	Incorporated by reference
2.2	Agreement and Plan of Reorganization by and Among FSI International, Inc., Spectre Acquisition Corp., and Semiconductor Systems, Inc.(1)	Incorporated by reference
2.3	Asset Purchase Agreement dated as of June 9, 1999 between FSI International, Inc. and The BOC Group, Inc.(7)	Incorporated by reference
3.1	Restated Articles of Incorporation of the Company.(2)	Incorporated by reference
3.2	Restated and Amended By-Laws.(14)	Incorporated by reference
3.5	Articles of Amendment of Restated Articles of Incorporation.(8)	Incorporated by reference
10.1	FSI International, Inc. 1997 Omnibus Stock Plan (as amended and restated April 2001).(12)	Incorporated by reference
10.2	Form of Incentive Stock Option Agreement for the FSI International, Inc. 1997 Omnibus Stock Plan, as amended.(15)	Incorporated by reference
10.3	Form of Incentive Stock Option Agreement for Outside Directors for the FSI International, Inc. 1997 Omnibus Stock Plan, as amended.(15)	Incorporated by reference
10.4	FSI International, Inc. 2008 Omnibus Stock Plan.(17)	Incorporated by reference
10.5	Amended and Restated Employees Stock Purchase Plan.(17)	Incorporated by reference
10.6	Management Agreement entered into as of March 28, 2008, by and between FSI International, Inc. and Donald S. Mitchell. (Identical Management Agreements were entered into on March 28, 2008 between the Company and each of Benno G. Sand, Patricia M. Hollister and John C. Ely. These Management Agreements have been omitted but will be filed if requested in writing by the Commission)(18)	Incorporated by reference
10.7	Severance Agreement entered into as of March 28, 2008, by and between FSI International, Inc. and Benno G. Sand.(18)	Incorporated by reference
10.8	Employment Agreement entered into as of March 28, 2008, by and between FSI International, Inc. and Donald S. Mitchell.(18)	Incorporated by reference
10.9	Amended and Restated Summary of Terms of Employment entered into as of March 28, 2008 between FSI International and Donald S. Mitchell.(18)	Incorporated by reference
10.10	Severance Agreement entered into as of March 28, 2008, by and between FSI International, Inc. and Patricia M. Hollister. (An identical Severance Agreement was entered into on March 28, 2008 between the Company and John C. Ely. This Severance Agreement has been omitted but will be filed if requested in writing by the Commission.)(18)	Incorporated by reference
10.15	License Agreement, dated October 15, 1991, between the Company and Texas Instruments Incorporated.(3)	Incorporated by reference
10.16	Amendment No. 1, dated April 10, 1992, to the License Agreement, dated October 15, 1991, between the Company and Texas Instruments Incorporated.(3)	Incorporated by reference
10.17	Amendment effective October 1, 1993 to the License Agreement, dated October 15, 1991 between the Company and Texas Instruments Incorporated.(4)	Incorporated by reference
10.18	Amended and Restated Directors' Nonstatutory Stock Option Plan.(5)	Incorporated by reference
10.19	Management Agreement between FSI International, Inc. and Donald S. Mitchell, effective as of January 2, 2001. (Similar agreements between the Company and its executive officers have been omitted but will be filed if requested in writing by the commission.)(11)#	Incorporated by reference

Exhibit	Description	Method of Filing
10.26	Summary of Employment Arrangement between the Company and Don Mitchell dated December 12, 1999.(10)#	Incorporated by reference
10.30	Employment Agreement entered into as of December 12, 1999 by and between FSI International, Inc. and Donald S. Mitchell.(9)#	Incorporated by reference
10.31	Agreement made and entered into as of March 4, 2001 by and between FSI International, Inc. and Benno G. Sand.(13)#	Incorporated by reference
10.40	Termination and Release Agreement dated as of May 15, 2007 with Mitsui & Co., Ltd., Chlorine engineers Corp., Ltd., MBK Project Holdings Ltd. and Apprecia.(16)	Incorporated by reference
10.41	Stock Purchase Agreement dated as of May 15, 2007 by an among FSI International, Inc., MBK Project Holdings Ltd., Chlorine Engineers Corp. Ltd., Yasuda Enterprise Development III Limited Partnership, Mizuho Capital Co., Ltd., Mr. Hideki Kawai, Mr. Takanori Yoshioka and Mr. Satoshi Shikami. (exhibits omitted)(16)	Incorporated by reference
21.0	Subsidiaries of the Company.	Filed herewith
23.0	Consent of KPMG LLP, independent registered public accounting firm.	Filed herewith
24.0	Powers of Attorney from the Directors of FSI International, Inc.	Filed herewith
31.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.	Filed herewith
31.2	Certification by Principal Financial and Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.	Field herewith
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith

Identified exhibit is a management contract, compensation plan or arrangement.

(1) Filed as an Exhibit to the Company's Registration Statement on Form S-4 (as amended) dated March 21, 1996, SEC File No. 333-1509 and incorporated by reference.

(2) Filed as an Exhibit to the Company's Report on Form 10-Q for the quarter ended February 24, 1990, SEC File No. 0-17276, and incorporated by reference.

(3) Filed as an Exhibit to the Company's Report on Form 10-K for the fiscal year ended August 29, 1992, File No. 0-17276, and incorporated by reference.

(4) Filed as an Exhibit to the Company's Report on Form 10-K for the fiscal year ended August 28, 1993, SEC File No. 0-17276, and incorporated by reference.

(5) Filed as an Exhibit to the Company's Report on Form 10-Q for the fiscal quarter ended May 28, 1994, SEC File No. 0-17276, and incorporated by reference.

(6) Filed as an Exhibit to the Company's Report on Form 8-K, filed by the Company on January 27, 1999, SEC File No. 0-17276 and incorporated by reference.

(7) Filed as an Exhibit to the Company's Report on Form 8-K, filed by the Company on June 24, 1999, SEC File No. 0-17276 and incorporated by reference.

(8) Filed as an Exhibit to the Company's Report on Form 10-K for the fiscal year ended August 28, 1999, SEC File No. 0-17276, and incorporated by reference.

(9) Filed as an Exhibit to the Company's Report on Form 10-Q for the fiscal quarter ended February 26, 2000, SEC File No. 0-17276 and incorporated by reference.

(10) Filed as an Exhibit to the Company's Report on Form 10-K for the fiscal year ended August 26, 2000, SEC File No. 0-17276 and incorporated by reference.

(11) Filed as an Exhibit to the Company's Report on Form 10-Q for the fiscal quarter ended February 24, 2001, SEC File No. 0-17276 and incorporated by reference.

(12) Filed as an Exhibit to the Company's Registration Statement on Form S-8, filed by the Company on March 28, 2003, SEC File No. 333-104088 and incorporated by reference.

(13) Filed as an Exhibit to the Company's Report on Form 10-K for the fiscal year ended August 31, 2002, SEC File No. 0-17276 and incorporated by reference.

(14) Filed as an Exhibit to the Company's Report on Form 10-Q for the fiscal quarter ended February 23, 2002, SEC File No. 0-17276 and incorporated by reference.

(15) Filed as an Exhibit to the Company's Current Report on Form 8-K, filed by the Company on October 20, 2004, SEC File No. 0-17276 and incorporated by reference.

(16) Filed as an Exhibit to the Company's Report on Form 10-Q for the quarter ended May 26, 2007, SEC File No. 0-17276 and incorporated by reference.

(17) Filed as an Exhibit to the Company's Registration Statement on Form S-8, filed by the Company on March 21, 2008, SEC File No. 333-149852 and incorporated by reference.

(18) Filed as an Exhibit to the Company's Report on Form 10-Q for the fiscal quarter ended March 1, 2008, SEC File No. 0-17276 and incorporated by reference.

DIRECT REGISTRATION OF FSI SHARES

As a holder of FSI International common stock, your shares can be held in electronic or book-entry form rather than certificate form through the Direct Registration System (DRS). With DRS, Computershare Investors Services holds the shares electronically in an account in your name. You can move shares between the company's records and the broker-dealer of your choice. DRS gives you full ownership of your shares without the risk of holding certificates, which are subject to loss, theft or damage. You retain full ownership of the shares and continue to receive all shareholder communications, such as annual reports and proxy voting materials. You can also receive your account balance via telephone. You may convert the paper certificates you currently hold to book-entry shares at any time, and any future transfers or issuances of shares will be issued in book-entry form unless you specifically request a stock certificate. If your shares are held in street name through a broker-dealer and you are interested in participating in DRS, you may have your broker-dealer transfer the shares to Computershare Investors Services electronically through DRS. For more information on this service, contact Computershare Investors Services at 312-360-5324.

Corporate Information:

Corporate Headquarters:
FSI International, Inc.
3455 Lyman Boulevard
Chaska, Minnesota 55318-3052
Phone: 952.448.5440
Fax: 952.448.2825
Web Address:
http://www.fsi-intl.com

United States:
Chaska, Minnesota
Allen, Texas

International:
France
Germany
Israel
Italy
Japan (Apprecia
    Technology, Inc.)
Korea
Peoples Republic of China
Singapore
Taiwan
The Netherlands
United Kingdom

Shareholder Inquiries:
Investors seeking financial
publications or wishing to be
placed on the Company's mailing
list of investors may call:
952.448.8922.

Annual Meeting:
All shareholders and other
interested parties are invited to
attend the Company's annual
meeting scheduled for
January 21, 2009,
beginning 3:30 p.m. CST at
FSI International, Inc.
3455 Lyman Boulevard,
Chaska, Minnesota.

Independent Auditors:
KPMG LLP
Minneapolis, Minnesota

Registrar and Transfer Agent:
ComputerShare Investor
Services, LLC
P.O. Box 43078 Providence,
Rhode Island 02940-3078
Phone: 312.360.5324
E-mail:
web.queries@
computershare.com

Stock Listing:
NASDAQ Global Market^{SM}
Symbol: FSII

Directors and Officers:

Board of Directors:
James A. Bernards
President,
Facilitation, Inc.

Terrence W. Glarner
President,
West Concord Ventures, Inc.

Willem D. Maris
President and
Chief Executive Officer,
ASM Lithography N.V. (retired)

Donald S. Mitchell
Chairman, President and
Chief Executive Officer,
FSI International, Inc.

David V. Smith
Chief Executive Officer,
GlobiTech Holding Company (retired)

Corporate Officers:
John C. Ely
Vice President,
Global Sales and Service

Patricia M. Hollister
Chief Financial Officer and
Assistant Secretary

Donald S. Mitchell
Chairman, President and
Chief Executive Officer

Benno G. Sand
Executive Vice President,
Business Development,
Investor Relations and Secretary

Forward-looking Statements:
Certain statements contained in this document constitute forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by
that statute. Such forward-looking statements are based upon current expectations and beliefs and involve
numerous risks and uncertainties, both known and unknown, that could cause actual events or results to differ
materially from these forward-looking statements. For a discussion of factors that could cause actual results to
differ materially from those described in this shareholders' letter, see the discussion of risk factors set forth in
Item I.A. of the 10-K, included with this report. Typically we identify forward-looking statements by terminology
such as "expects," "anticipates," "intends," "may," "should," "plans," "believes," "seeks," "estimates," "could,"
"would" or the negative of such terms or other comparable terminology. Although we believe that the
expectations reflected in the forward-looking statements are reasonable as of the date of this letter, we cannot
guarantee future results, levels of activity, performance or achievements. We undertake no duty to update any of
the forward-looking statements after the date of this document.

